DISCLOSURE SCHEDULE

TO

STOCK AND ASSET PURCHASE AGREEMENT

BY AND AMONG

MDS INC.,

MDS LIFE SCIENCES (SINGAPORE) PTE. LTD.,

THE OTHER ASSET SELLERS,

MDS (US) INC.,

THE OTHER STOCK SELLERS, AND

LABORATORIES MDS QUEBEC LTÉE,
(solely for purposes of Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 7.6(k), Article X and Article XI)

AND

DH TECHNOLOGIES DEVELOPMENT PTE LTD. AND

DANAHER CORPORATION
(solely for purposes of Section 7.3(b), Section 7.3(c), Section 7.3(d),
Section 7.18(b) and Article XI)

Dated as of September 2, 2009

Disclosure Schedule

The following disclosure schedule (this "Disclosure Schedule") sets forth exceptions to, and disclosures required pursuant to, the representations and warranties of Sellers and the covenants and other matters in each case as contained in the Stock and Asset Purchase Agreement dated as of September 2, 2009 (the "Agreement") by and among (i) MDS Inc., a company existing under the laws of Canada ("Parent"), (ii) MDS Life Sciences (Singapore) Pte. Ltd., a private company limited by shares, organized in Singapore ("MDS Singapore"), (iii) the other Asset Sellers that may become party thereto from time to time in accordance with the terms of the Agreement, (iv) MDS (US) Inc., a corporation existing under the laws of the State of Delaware ("MDS US"), (v) the other Stock Sellers that may become party thereto from time to time in accordance with the terms of the Agreement, (vi) solely for purpose of Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 7.6(k), Article X and Article XI of the Agreement, Laboratories MDS Quebec Ltée, (vii) DH Technologies Development Pte Ltd., a private company limited by shares, organized in Singapore ("Buyer"), and (viii) solely for purposes of Section 7.3(b), Section 7.3(c), Section 7.3(d), Section 7.18(b) and Article XI of the Agreement, Danaher Corporation, a corporation existing under the laws of the State of Delaware ("DHR").  Any capitalized term defined in the Agreement shall have the same meaning or use in this Disclosure Schedule as when used in the Agreement unless the context otherwise provided herein.  Any disclosure set forth in one section of this Disclosure Schedule shall be deemed disclosed with respect to any other sections of this Disclosure Schedule, whether or not a specific cross-reference appears, only to the extent the applicability of such disclosure to such other sections of this Disclosure Schedule is readily apparent from the face of such disclosure without further investigation.

Certain agreements and other matters are listed in this Disclosure Schedule for informational purposes only, notwithstanding the fact that, because they do not rise above the applicable materiality thresholds or otherwise, they are not required to be listed herein by the terms of the Agreement.  The inclusion of any matter in this Disclosure Schedule does not constitute a determination by any of the parties to the Agreement that such matters are material.  Nor in such case where a representation or warranty is given shall the disclosure of any matter in the Disclosure Schedule imply that any other undisclosed matter having a greater value or other significance is material. Nothing contained in this Disclosure Schedule should be construed as an admission of liability or responsibility of any party to any third party in connection with any pending or threatened matter or proceeding or otherwise.  In no event shall the listing or disclosure of any information or document or matter in this Disclosure Schedule or in the documents referred to herein constitute or be deemed to imply any representation, warranty, undertaking, indemnity, covenant or other obligation of Parent not expressly set out in the Agreement nor shall such disclosure be construed or taken as extending the scope of any representation or warranty, undertaking, indemnity, covenant or obligation set out in the Agreement.

This Disclosure Schedule and all information contained herein is confidential and may not be disclosed to any other Person except as permitted pursuant to the Agreement and is subject to the Confidentiality Agreement.

Section 1.1(1)

Analytical Technologies Assets

1.
Settlement Agreement, dated as of August 19, 2009, by and among Thermo Fisher Scientific Inc., Thermo Finnigan LLC, Life Technologies Corporation, Applied Biosystems, LLC, MDS Inc. and Applied Biosystems/MDS Analytical Technologies Instruments.

2.	List of customers of the Analytical Technologies Business.

Section 1.1(2)

Analytical Technologies Company Stock

1.	Items 3 through 11 listed in Section 5.3(a), which information is incorporated herein by reference.

Section 1.1(3)

Analytical Technologies IT Assets

1.	None.

Section 1.1(4)

Assumed Liabilities

1.	None.

Section 1.1(5)

Cash Amount

1.	The following Cash Amounts:

MDS Inc.
AT Companies Trapped Cash Schedule

The following entities are expected to have trapped cash as of October 31:

	Entity	Projected Oct 31 cash USD ($) before distribution	Net Distributions In / (Out ) USD($)	Remaining Cash Balance (Trapped) USD($)
1	AT Germany	xxxxxx	xxxxxxxxxxx	xxxxxxxxxx
2	AT China	xxxxxxxxxx	xxxxxxxxxxx	xxxxxxxxxx
3	AT Brazil	xxxxxxxx	xxxxxxxxx	xxxxxxxx
4	PKI JV	xxxxxxxx	xx	xxxxxxxx

	Total	xxxxxxxxxx	xxxxxxxxxxx	xxxxxxxxxx

[dollar amounts]

Section 1.1(6)

Excluded Assets

1.	All items listed in Sections 7.19(c)(i) and 7.19(c)(ii), which information is incorporated herein by reference.

Section 1.1(7)

Indebtedness – Liabilities

1.
If Sellers do not retain the Forex Hedge described in Item 2 of Section 1.1(12), all costs, payments and other Liabilities relating to or arising out of such Forex Hedge, including, without limitation, the cost of unwinding the Forex Hedge..

2.	xxxxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx
[contingent liability]

3.	Obligations under the Union City leases:

•	Lease Agreement, between Principal Development Investors, LLC and Axon Instruments, Inc., dated August 21, 2000.

•	First Amendment to Lease Agreement, between Principal Development Investors, LLC and Axon Instruments, Inc., dated January 11, 2001.

•	Second Amendment to Lease Agreement, between Principal Development Investors, LLC and Axon Instruments, Inc., dated May 7, 2001.

•	Lease Agreement, between Principal Development Investors, LLC and Axon Instruments, Inc., dated November 29, 2000.

•	Sublease, between Molecular Devices Corporation and Ariat International, Inc., dated April 8, 2005.

Section 1.1(8)

Local Purchase Agreement

1.	The following Local Purchase Agreements:

Seller	Buyer or Designated Buyer, As Applicable	General Description of the Assets to be Acquired Pursuant to Local Purchase Agreements[1]
xxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxx xxx xxx xxx xxx xxx xxx xxx x xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxxxx	xxxxxxxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx
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xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xx	xxx xxx xxx xxx xxx xxx xxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

[1]
Notwithstanding the description of Assets in this column to be acquired pursuant to the applicable Local Purchase Agreement, which description is included for informational purposes only, this column does not contain an exhaustive list or description of the Assets to be acquired pursuant to such Local Purchase Agreements.

Section 1.1(9)

Material Adverse Effect

1.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
[exception]

Section 1.1(10)

Non-Material Antitrust Approval

1.	None.

Section 1.1(11)

Retained Employees

1.	The following employees:

Retained Employees - 1.1(12)

Assignment Number	Full Name	Employment Status (Active/Inactive)	Reason for Absence	Last Day Worked	Expected Date of Return
xxxxxxx	xxx xxx xxx xxx	Inactive	Long-term disability	7-May-03	Not Returning
xxxxxxx	xxx xxx xxx xxx xxx xxx xxx xxx	Inactive	Long-term disability	7-Sep-04	Not Returning

xxx xxx xxx xxx xxx xxx xxx xxx xxx x – both are on long term disability and will not be returning to work, but their LTD plans, benefits and all Liabilities will remain with Parent post-Closing.

[employee names]

Section 1.1(12)

Retained Liabilities

1.	$8,000,000.00 payable to Life Technologies Corporation in connection with the oMALDI acquisition.

2.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx   [contingent liability]

3.	Forex Hedge, which had a derivative liability of (-$1,800,000)as of July 31, 2009. To the extent that Forex Hedges are not retained they shall be included in indebtedness.

4.
Buyer shall not be responsible for any damages, claims, payments or other Liabilities relating in any way to the following Actions except to the extent that such Actions specifically relate to items set forth on Section 5.9 hereto:

CASE NAME/PARTIES	CASE NUMBER	ORIGINATING COURT	DATE CASE WAS OPENED	TYPE OF CASE
Perkinelmer Life vs Taray, S.	CV04CV2672290000	Toronto (Ontario Superior Court)	April 19, 2004	Other
MDS Inc. (Defendant: Alan J. Kuperman)	CV08003543270000	Toronto (Ontario Superior Court)	May 7, 2008	Defamation
Golbourn v. MDS Laboratory Services Inc. et al	CV08003569830000	Toronto (Ontario Superior Court)	June 16, 2008	Tort: Economic Injury
Apotex Inc. v. MDS (Canada) Inc. et al	CV08003659580000	Toronto (Ontario Superior Court)	November 10, 2008	Contract Law
MDS Proteomics Inc.	CV04CL0054320000	Toronto (Ontario Superior Court)	July 1, 2004	Companies’ Creditors Arrangement Act
Dicout, H. et al v. Enectro-Federation of Canada et al
(MDS Inc. appears as a party, along with dozens of other parties who are unrepresented. The nature of this case is not clear from the initial search results.)
	CV01CV2061520000	Toronto (Ontario Superior Court)	February 22, 2001	Civil – Application

B.  United States legal actions against MDS, Inc. and its affiliates

(1) Actions against MDS, Inc.

Court	Docket	Heading	NOS	Filed
Federal Cases
New Jersey	3:09cv2398	Dr Reddy’s Laboratories Limited et al v. MDS, Inc et al	Personal Injury	5/18/2009
California - Northern	5:09cv417	Life Technologies Corporation et al v. Molecular Devices et al	Patent	1/29/2009
Illinois - Northern	1:08cv6082	Eisenberg v. MDS Inc.	Other Civil Rights	10/23/2008
California - Central	8:07cv1390	Yin v. Adva-Lite, Inc et al	Patent	12/3/2007
South Carolina	3:07cv2053	Davis v. MDS Inc et al	Product Liability	7/12/2007
New Jersey	3:07cv3207	MDS, Inc et al v. Covance, Inc et al	Other Contract	7/12/2007
Indiana - Southern	1:07cv455	MDS Inc et al v. Covance Inc et al	Other Contract	4/12/2007
Illinois - Northern	1:07cv1744	Levis v. MDS, Inc.	Other Contract	3/29/2007
Texas - Southern	3:06cv313	Velkis Johnston et al v. Multidata Systems International Corp et al	Product Liability	5/15/2006
New Jersey	3:05cv5268	Carter v. MDS, Inc.	Personal Injury	11/4/2005
California - Central	2:03cv4619	Wells Fargo Bank MN v. MDS Inc. et al	Foreclosure	6/27/2003
Delaware	1:02cv1636	University Manitoba, et al v. Waters Technologies, et al	Patent	11/18/2002
Pennsylvania - Eastern	2:00cv6063	Absorption Systems v. MDS, Inc. et al	Other Contract	11/30/2000
Delaware	1:00cv105	Applera Corporation, et al v. Micromass UK Ltd, et al	Patent	2/18/2000
Puerto Rico	3:99cv1795	Suarez-Morales, et al v. MDS, Inc, et al	Product Liability	7/14/1999
Georgia - Southern	5:95cv24	Ace Pharmacy, Inc, et al v. Abbott Laboratories, et al	Antitrust	3/16/1995
Georgia - Southern	5:94cv6	Ace Pharmacy, Inc, et al v. Abbott Laboratories, et al	Antitrust	1/20/1994
State Cases
	NY-JLN-QUE 794107	Caligor Medical Supply vs. Cocioba, Becker & Cocioba Mds., Inc.
	OH-CCP-LUC G-4801-CI-200101451	Lotz vs. Niesler MD et al
	CA-SUP-LAX EC034583	Mds, Inc. vs. Landmark Entertainment Group et al
	MO-CIR-SLO 2107TJ-03710	Southwestern Bell YE v Stephen Distefano
	FL-CCY-PAL 502001CA00 4866XXCDAI	Eddy, Tillman L et al v. Integrated Regional Laboratory by Corp, et al
	CA-SUP-ORN 2008-00114822	Melissa Lizano vs. Rehlen, Bartlow & Goodman Md’s, Inc.
	CA-SUP-LAX BC296577	Well Fargo Bank vs. Mds Inc., et al.
	CA-SUP-LAX EC034948	Ventura Wholesale Electric, Inc. vs. Mds, inc.

Court	Docket	Heading	NOS	Filed
	CA-SUP-ORN 02CC18245	Groom vs. Amruso
	MO-ASP-STL ED84192	Natacha Chandler, App v Multidata Systems, Res
	NV-DIS-CLK 07-A-552585-C	Sun West Bank v. JAG Productions Inc.
	AZ-SUP-MAR CV2001-012923	Kathleen Anderson v. Mds Harris, et al.
	NY-SPM-BRX 0029048/2001	Barton, Carol vs. Admar Holding Co., Ltd.
	NY-SPM-KNG 0047549/1998	Fernandez, Micheline & Jose vs. Posa, Steven
	CA-SUP-LAX EC036294	Mds, Inc. vs. Landmark Entertainment Group
	NY-SPM-ERI 0004067/2003	Comm of The State Ins. Fund vs. Mds Moving Systems, Inc.
	CA-SUP-ORN 2009-00118229	Chelsie Perez vs. Rehlen Bartlow & Goodman Md’s, Inc.
	MO-CIR-SLO 2101CC-03634	Natacha Chandler Et al v. Multidata Systems in
	CA-SUP-LAX EC036341	Mds, Inc. vs. Landmark Entertainment Group
	CA-SUP-CLR 7-01-CV-414852	Dowd Ed vs. Mds Inc Et al
	NY-JLN-KNG 2397235	Commissioner of Labor State of New York vs. Mds Foods Inc.
	NY-JLN-KNG 2200458	NYS Department of Taxation and Finance vs. Mds Hot Bagels Deli Inc.
	CA-SUP-ORN 01CC10985	Telo vs. Mds Inc.
	CA-SUP-SAN IS28632	DaimlerChrysler Financial Services Americas LLC vs. MDS Inc.
	PA-CCP-MTG 2008-01827	Bynum, Santana v. Invesco Real Est
	MO-CIR-SLO 2106AC-22777	Southwestern Bell YE v Stephen Distefano
	CA-SUP-CLR 7-01-CV-414854	Dowd Ed vs. Mds Inc.
	NY-SPM-SUF 0003640/2004	Santo, Michael J., Jr. vs. Scro, Martin
	PA-CCP-BUC 200370124	Pa Dept of Revenue v. Mds Home & Lawn Carespecialists Inc.
	CA-SUP-ORN 2008-00076009	Regency Plumbing, Inc. vs. Mcdaniel Construction, Inc., a California Corporation
	NY-SPM-DUT 0003002/2004	Herrmann, Virginia & George vs. Pathco Medical, P.C. Et al
	PA-CCP-ALG-AR-00-006296	Travelers Indemnity Company vs. Campagna et al

(2) Actions against MDS Analytical Technologies (US) Inc.

Court	Docket	Heading	NOS	Filed
Federal Cases
California - Northern	5:09cv417	Life Technologies Corporation et al v. Molecular Devices et al	Patent	1/29/2009
California - Northern	3:02cv1837	Caliper Technologies Corp, v. Molecular Devices Corporation	Patent	4/16/2002
Virginia - Eastern	1:99cv1197	Witham, et al v. Skatron Instruments, et al	Employment	8/11/1999

(3) Actions against the Analytical Technologies Business

Court	Docket	Heading	NOS	Filed
Federal Cases
California - Northern	5:09cv417	Life Technologies Corporation et al v. Molecular Devices et al	Patent	1/29/2009

(4) Actions against Axon Instruments, Inc.

Court	Docket	Heading	NOS	Filed
Federal Cases
Delaware	1:02cv1695	Oxford Gene Tech v. Mergen Ltd., et al	Patent	12/23/2002

(5) Actions against Universal Imaging Inc.

Court	Docket	Heading	NOS	Filed
State Cases
	MI-CIR-OAK 2006077461NH	Posey Donna vs. Haber Corey
	MI-CIR-OAK 2006073299CZ	Proassurance Corp vs. Universal Imaging Inc.
	MI-CIR-OAK 2006073375CK	Radiology Medical Consultants vs. Universal Imaging Inc.
	MI-ASP-SPM 13458	Proassurance Corporation v. Peter M Nefcy
	MI-ASP-APL 267400	Sharon K Smith v. Namir Y Stephan MD
	MI-ASP-APL 272963	Proassurance Corporation v Peter M. Nefcy
	MI-CIR-OAK 2002038205NH	Smith Sharon K vs. Stephan Namir Y
	MI-CIR-OAK 2004057147CK	Byrd Matt vs. Universal Imaging Inc.

Section 1.1(13)

Retained Names

1.	The following MDS Analytical Technologies-Only Trademarks

(a)	SCIENCE ADVANCING HEALTH; Science Advancing Health™ trademark owned by MDS Inc.

(b)	Trademarks containing "MDS"

2.	The following MDS Analytical Technologies Domain Names

(a)	mdsanalyticaltechnologies.com
(b)	mds-at.com
(c)	mdsat.com
(d)	mds-sciex.com
(e)	mdssciex.com
(f)	mds-at.biz
(g)	mds-at.ca
(h)	mds-at.net
(i)	mds-at.org
(j)	mds-at.us
(k)	mds-sciex.net
(l)	mds-sciex.org
(m)	mds-sciexsucks.com
(n)	mds-sciexsuks.com
(o)	mdsanalyticaltechnologies.biz
(p)	mdsanalyticaltechnologies.ca
(q)	mdsanalyticaltechnologies.net
(r)	mdsanalyticaltechnologies.org
(s)	mdsanatech.biz
(t)	mdsanatech.ca
(u)	mdsanatech.com
(v)	mdsanatech.net
(w)	mdsanatech.org
(x)	mdsanatech.us
(y)	mdsat.biz
(z)	mdsat.ca
(aa)	mdsat.cn
(bb)	mdsat.net
(cc)	mdsat.org
(dd)	mdsat.us
(ee)	mdssciex.net
(ff)	mdssciex.org
(gg)	mdssciexsucks.com

3.	Trademarks containing "MDS" owned by Applied Biosystems/MDS Analytical Technologies Instruments

Section 2.5(a)

Third Party Consents – Not to be Obtained

1.	None.

Section 3.3

Net Working Capital

1.	See Exhibit 3.3, which information is incorporated herein by reference.

EXHIBIT 3.3

[Redacted] [net working capital calculation]

Section 4.2(a)(xi)

Deliveries at the Closing – Release of Encumbrance

1.	None.

Section 5.3(a)

Capitalization – Analytical Technologies Companies

1.	Applied Biosystems/MDS Analytical Technologies Instruments

Partnership Interest	MDS Inc. (50%)
General Ontario Partnership

2.	PerkinElmer / Sciex Instruments

General Partnership Interest	MDS Inc. (50%)
General Ontario Partnership

3.	MDS Analytical Technologies (US) Inc.

Authorized Stock:	100 shares with par value of $0.001
Issued shares:	100	MDS (US) Inc. (100%)

4.	MDS Analytical Technologies Instrumentação Científica do Brasil Ltda.

Stated Capital:	R$500,000 (Brazilian Real), divided into 500,000 quotas (shares) with nominal value of R$1.00
Issued Shares	5,000	MDS Analytical Technologies (US) Inc. (1%)
	495,000	Molecular Devices International, Inc. (99%)

5.	MDS Analytical Technologies (Shanghai) Limited

Registered Paid up Capital:	USD 500,000	MDS Analytical Technologies (Hong Kong) Limited (100%)
Total Investment:	USD 700,000

6.	MDS Analytical Technologies (Hong Kong) Limited

Share Capital:	HKD10,000 (Hong Kong Dollars) divided into 10,000 shares with nominal value of HKD 1.00
Issued Shares:	10,000	MDS Analytical Technologies (US) Inc. (100%)

7.	MDS Analytical Technologies GmbH

Issued Capital:	30,677.51 Euro (formerly 60,000 DM)	MDS Analytical Technologies (US) Inc. (100%)

8.	MDS Analytical Technologies (GB) Ltd.

Share Capital:	GBP10,000 (£)
Issued Shares:	10,000	MDS Analytical Technologies (US) Inc. (100%)

9.	Molecular Devices Korea, LLC

Invested Capital:	U$645,000
Issued Shares:	10,001	MDS Analytical Technologies (US) Inc.(100%)

10.	Nihon Molecular Devices Corporation, Limited

Amount of Capital:	50,000,000 Yen
Authorized Shares:	4,000
Issued Shares	1,000 MDS Analytical Technologies (US) Inc. (100%)

11.	Blueshift Biotechnologies, Inc.

Authorized Shares:	1,000
Issued Shares	1,000	MDS Analytical Technologies (US) Inc. (100%)

Section 5.3(b)

Capitalization - Subsidiaries of the Analytical Technologies Companies

(i)
The information set forth in items 4 through 11 of Section 5.3(a) of this Disclosure Schedule is incorporated herein by reference.  Each of the Analytical Technologies Companies set forth in items 4 through 11 of Section 5.3(a) of this Disclosure Schedule is a wholly-owned Subsidiary of MDS Analytical Technologies (US) Inc.

(ii)	None.

Section 5.3(c)

Capitalization – Equity Interest

1.	Essen Instruments, Inc.

Share Capital	4,882 shares divided into a 2 stock certificates, #12A and #13A
Issued Shares:	Xxxxxxxx	MDS Analytical Technologies (US) Inc. (xxx xx) xxx xxx diluted ownership) [percentage interest]
[number of Shares]

Section 5.4

Conflicts; Consents and Approvals – No Conflicts

MDS

Consent

1.	PE JV Agreements.

2.	AB JV Agreements.

3.
Credit Agreement, by and among MDS, Inc., Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A. (Toronto Branch), Bank of Tokyo - Mitsubishi (Canada), HSBC Bank Canada, Bank of America, National Association, Canada Branch, BNP Paribas (Canada) and The Toronto-Dominion Bank, dated July 14, 2005.[2]

4.
MDS Inc. Note Purchase Agreement for US$73,000,000 5.15% Guaranteed Senior Unsecured Notes, Series A, due December 19, 2007, US$17,000,000 5.52% Guaranteed Senior Unsecured Notes, Series B, due December 19, 2009, US$40,000,000 5.52% Guaranteed Senior Unsecured Notes, Series C, due December 19, 2012, US$156,500,000 6.19% Guaranteed Senior Unsecured Notes, Series D, due December 19, 2012, US$25,000,000 6.19% Guaranteed Senior Unsecured Notes, Series E, due December 19, 2014, dated December 18, 2002.

5.	xxx xxxxxxXxxxxxxxxxxxxxxxxxxXXXxXxxxxxxxxXXxXxxxxxxxxxxxxxxxxxxxxxxxxxx

6.	XxxxxxxxxXxxxxxxxxxxxxxxxxxxXXXxXxxxxxxxxXxxXxxxxxxxxxxxXXxxxxxxxxx

7.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

8.	xxx xxxXxxxxxxxxxxxxXxxxxxXxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxxxXxxxxxxxxxxxx

9.	XXXxXxxxxxxxxXxxxxXxxxxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

10.	XxxxxxxXxxxXxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

[description of contracts and licenses with third parties]
 ____________________________
2         XxxxxxxXxxxXxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx [explanatory note]

11.	XxxxxxxxxXxxxxxxxxxXxxxxxxxXXxXxxxXxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxx

12.	XxxxxxxxXxxxxxXxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

13.	XxxxxxxxXxxxxXxxxxxxxxxxXxxxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

14.	XxxxxxxxxxXxxxXxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

15.	XXXxXxxxXxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

16.	XXXXXxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

17.	XxxxxxxXXXXxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

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19.
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20.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

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22.	XxxxxXxxxxxXxxxxXxxxXxxxxxxxxXxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

23.	XXxXxxxxxXxxxxXxxxxxxxxxxxxxXxxxxxxxxxxXxXxxxxxxxxxxXxxxxxxxxxxxxxxxxx

24.	XxXxxxxxxxxXxxxxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxxx

25.	XxxxxxxxxxXxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

26.	XxxxxxXxxxxxxxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

27.
Xxx xxx Xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx

28.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

29.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

30.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

31.	XXXxXxxxxxxxxxXxxxxxxXxxxxxxxXxxxxxxxxxxXXXxxxxxxxxxXxxxxxxxxxxxxxxxxxx

32.	XxxxxxXxxxxxxxxxxxXXXxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

33.	XxxxxxxXxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

34.	XxxxxxxXxxxxxxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

35.	XxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

Notice Only

36.	XxxxxxxxxxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

37.	XxxxxxxxxxXxxxxxxXxxxXxxxxxxxxxxXxxxxxxxXxxxxxxxxxxXxxxxxxxxxxxXxxxxxxxxxxxxxxxx

Joint Venture Agreements

Consent

38.	XxxxxXxxxxxxxXxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

39.	XxxxxxxxxXxxxxxxxxXxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

40.	XxxxxxxxxxxXxxxxxxxxxxXxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

41.	XxxxxxxxxxxXxxxxxxxxxxXxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

42.	XxxxxxXxxxxxXxxxxxxxXxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

43.	XxXxxxxxxXxxxxxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

44.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

45.	XxxxxxXxxxxxxxxxxXxxxxxxXXxXxxxxXxxxxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

46.	XxxxxxxxxxxxXxxxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

47.	XxxxxxxxxxxxXxxxxxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

48.	XxxxxxxXxxxxxxxxXxxxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

49.	XxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

50.	XxxxxxxxxxxxxxXxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxx

51.	XxxxxxxxxxxxxxXxxxxxxxXxxxxxxxxXxxxxxxxxXxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxx

52.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

53.	XxxxxxxxxxxxxxXxxxxxxxXxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

54.	XxxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

55.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

56.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

Notice only

57.	xxx xxxxxxxxxxXxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

58.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

59.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

60.	XxxxxxxxxXxxxxxxxxXxxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxx

61.	XXXxXxxxxxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxx

62.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

63.	XxxxxxXxxxxxXxxxxxxxxXxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

64.	XXXXxXxxxxxxxxXxxxxXxxxxxxxxXXXxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

65.	XXXXXxXxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxx

66.	XxxxxxxXxxxxxxxxxXxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxx

67.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

68.	xxx xxxXxxxxxxxxxxXxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

69.	XxxxxxxXxxxxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

70.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

71.	XxxxxxxxxxxxxxXxxxxxxxXxxxxxxxxXxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

72.	XxxxxxxxxxxxxxXxxxxxxxxxxXxxxxxxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

73.	XxxxxXxxxxxxxxxxXxxxxXxxxxxxxxXxxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxxx

74.	XxxxxxxXxxxxxxxxxxxxXxxxxxxxXxxxxxxxxxXxxxxxxxxxxxXxxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

75.	XxxxxxxXxxxxxxxxxxxxXxxxxxxxXxxxxxxxxxXxxxxxxXxxxxxxxxxxxxxxXxxxxxxxxxxxxxxx

76.	XxxxxxxXxxxxxxxxxxxxXxxxxxxxXxxxxxxxxxXXXXXxxxxxxxxXxxxxxxxxxxxxxxx

[third party license agreements]

MDS Singapore

77.	Letter re: 10 year Pioneer Status, dated November 1, 2006.

78.	Application for Initiatives in New Technology (Intech), dated April 3, 2007.

79.	Letter re: Local Industry Upgrade Programme (Liup), dated December 9, 2004.

80.	The following lease agreements:

LEASED SITES-MDS Analytical Technologies
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-05 & 04-06	Woodlands	Singapore	10,065	9/4/2008	xxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-04	Woodlands	Singapore	5,038	6/24/2009	xxxxxxxxx

MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-03	Woodlands	Singapore	5,038	9/16/2007	xxxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-01 & 04-02	Woodlands	Singapore	10,065	3/3/2008	xxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 35 Marsiling Industrial Estate Rd 3 Unit 01-04	Woodlands	Singapore	4,607	4/15/2009	xxxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 35 Marsiling Industrial Estate Rd 3 Unit 04-01/02	Woodlands	Singapore	10,055	10/14/2009	xxxxxxxxx
						[expiry dates]

Section 5.4(d)

Conflicts; Consents and Approvals – Governmental Filings

1.	All items listed in Section 5.8(b)(ii), which information is incorporated herein by reference.

2.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

3.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

4.	XXXxXxxxxxxxxxXxxxxxxXxxxxxxxXxxxxxxxxxxXXXxxxxxxxxxXxxxxxxxxxxxxxxxxxx

[description of third party licenses]

5.	Letter re: 10 year Pioneer Status, dated November 1, 2006.

6.	Application for Initiatives in New Technology (Intech), dated April 3, 2007.

7.	Letter re: Local Industry Upgrade Programme (Liup), dated December 9, 2004.

8.
MDS Singapore participates in the Jobs Credit Scheme, a stimulus plan program established by the Singapore Government. Pursuant to the Jobs Credit Scheme, businesses will receive a cash grant based on the Central Provident Fund ("CPF") contributions they have made for their existing employees.  The Jobs Credit is calculated based on 12% of the first $2,500 of the derived wage cost for each eligible employee on the employer's CPF payroll. This means the employer will receive up to $900 per employee for each payment (12% x $2,500 x 3 months). This happens for each of the 4 calendar quarters in 2009. The application is based on regular tax filings.

Section 5.5

Financial Statements
1.	See attached Exhibit 5.5, which information is incorporated herein by reference.

2.
Xxxx  xxx  xxx  xxx  xxx  xxx  xxx  xxx  XXxXxxx  xxXxxx  xxx  xxx  xxx  xXxxx  xxx  xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx XXXXxxx xxXxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXXxxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx XXxXxxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

[description of certain joint venture financial information]

EXHIBIT 5.5

[Redacted] [Analytical Technologies financial statements and other financial information]

Section 5.6(a)

Undisclosed Liabilities

1.	Items B1 and B7 listed in Schedule 5.9, which information is incorporated herein by reference.

Section 5.6(b)

Undisclosed Liabilities – Indebtedness

1.	See Exhibit 5.6(b), which information is incorporated herein by reference.

EXHIBIT 5.6(b)

[Redacted] [financial information]

Section 5.7

Absence of Certain Changes or Events

1.	None.

Section 5.8(a)

Compliance with Law

1.	None.

Section 5.8(b)(i)

Permits – Not to be Obtained

1.	None.

Section 5.8(b)(ii)

Permits – Material Permits

Non-Environmental

1.	Shanghai

•	Factory Operating Permit

•	Import & Export Permit

2.	Singapore

•	Factory Permit

•	Electrical License

•	Pressure Vessel Permit

•	Lifting Equipment Permit

3.	Issued by the Canadian Nuclear and Safety Commission – Export License

•	Number: EL-B2-19725.0/2010 – USA

•	Number: EL-B2-19694.0/2010 – USA

•	Number: EL-B2-19724.0/2010 – Belgium

•	Number: EL-B2-18367.2/2010 – Belgium

4.	Issued by Foreign Affairs and International Trade Canada (Dfait) – Export Permit

•	Number: 0904141024 – Belgium

•	Number: 0907221045-Belgium

•	Number: 0907221041 – USA

•	Number: 0906041011 – USA

5.	Canada

•	Air Emissions Permit Number: 1163-4J3L3B

Section 5.9

Litigation

All disclosures in this Section 5.9 are made for informational purposes only, and shall in no way affect any Buyer Indemnified Parties rights to indemnification for Damages directly or indirectly arising out of, resulting from or in connection with any of the following disclosures.

A.           Current or Pending Litigation and WSIB Claims

1.
XXXxXxxx xxx xxx xXxxx xxx xxx xxx Xxxx xxx xxx xxx xxXxxx xxx xxx xxx xXxxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xXxxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xXxxx xxx xxx xxx Xxxx xxx xxx xxx xxXxxx xxx xxx xxx xXxxx xxx Xxxx xxx xxXxxx xxx xxx xXXXxXxxx xxx xxx xXxxx xxx xxx xxx Xxxx xxx xxx xxx xxXxxx xxx xxx xxx xXxxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxXxxx xxx xxx xxx xXXXxXxxx xxx xxx xXxxx xxx xxx xxx Xxxx xxx xxx xxx xxXxxx xxx xxx xxx xXxxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx Xxxx xxx x

[pending litigations]

2.
Xxxx xxx xxx Xxxx xxx xxx xXxxx xxx xxx Xxxx xxx xXXXXxxx Xxxx xxx xxXxxx xxx Xxxx xxx xXxxx xxx xxXxxx xxx xxXxxx xxx xxx xxx Xxxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxXxxx xxx xxx xxXxxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xXxxx xxx xxx Xxxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx Xxxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxXxxx XXXXxxx xxx xxx xxx xxx xxx xxx xxx Xxxx Xxxx xxx xxx Xxxx xxx Xxxx xxx Xxxx xxx xxx xXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

Xxxx Xxxx xxx xXXXxxx Xxxx xxXxxx xxx xxXxxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx Xxxx xxx xxx xXxxx xxx xxx xxXxxx xxx XXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxXxxXxxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXXxxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xXxxx xxx XXXXxxx xxx xxx xxx xxx xxXxxx Xxxx xxx xxx xxx xxx xxx xxx XXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx
[workplace safety and insurance board claim]

3.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx
[WSIB claim]

4.
On October 23, 2008, Robert S. Eisenberg, Ph.D. filed suit against MDS Inc. (successor to Molecular Devices Corporation, successor to Axon Instruments, Inc.), in the Northern District of Illinois for breach of contract, unjust enrichment and accounting, filed October 23, 2008 with respect to Dr. Eisenberg’s contributions to Patch Plate technology while retained under contract by Axon Instruments Inc.  Dr. Eisenberg is seeking USD$75,000 in damages (plus pre- and post-judgment interest, attorney fees and costs).

B.	Threat of Complaint (No Legal Action Commenced or Notice of Claim Received)

1.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

[potential dispute]

2.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

[potential claim]

3.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

[potential dispute]

4.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

[potential dispute]

5.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

[potential dispute]

6.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

[potential claim]

7.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xx

[potential claim]

Section 5.10(a)(i)

Taxes – Not Filed

1.	None.

Section 5.10(a)(ii)

Taxes – Pending or Threatened Claims

1.	None.

Section 5.10(a)(iii)

Taxes – Not Withheld

1.	None.

Section 5.10(a)(iv)

Taxes – Material Non-Income Taxes Not Collected

1.	None.

Section 5.10(a)(v)

Taxes – Not Duly Registered

1.	None.

Section 5.10(a)(vi)

Taxes– Not U.S. Real Property Interest

1.	None.

Section 5.10(a)(vii)

Taxes – Not Taxable Canadian Property

1.	None.

Section 5.10(b)(i)

Taxes – Not Filed

1.	The following Tax Returns have been filed, but not on timely basis:

Acquired Entity		Taxation Years	Type of Tax Return

1.	MDS Analytical Technologies GmbH	2006, 2007	German income tax returns

2.	MDS Analytical Technologies (Hong Kong ) Ltd.	2006, 2007	Hong Kong income tax returns

3.	MDS Analytical Technologies GB Ltd.	2003 – 2007	U.K. income tax returns

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx  [tax information return]

Section 5.10(b)(ii)

Taxes – Not Paid

1.	The following income taxes were untimely paid by MDS Analytical Technologies GB Ltd.:

•	2007 tax liability £92k
•	2006 tax liability £199k
•	2005 tax liability £252k
•	2004 tax liability £183
•	2003 tax liability £361k

Section 5.10(b)(iii)

Taxes - Encumbrances

1.	None.

Section 5.10(b)(iv)

Taxes – Waivers, Extensions and Consents

1.	None.

Section 5.10(b)(v)

Taxes – Powers of Attorney

The following Acquired Entities have provided powers of attorney to their local tax advisors in the normal course of tax return preparation services

1.	MDS Analytical Technologies (US) Inc.

2.	Blueshift Biotechnologies, Inc.

3.	Molecular Devices Korea, LLC

4.	Nihon Molecular Devices Corp., Ltd.

5.	MDS Analytical Technologies (Hong Kong) Limited

6.	MDS Analytical Technologies (Shanghai) Limited

7.	MDS Analytical Technologies Instrumentação Científica do Brasil Ltda.

8.	MDS Analytical Technologies GmbH

9.	MDS Analytical Technologies (GB) Ltd.

Section 5.10(b)(vi)

Taxes – Disputes, Audits and Proceedings

1.	The following Acquired Entities are under audit.

Acquired Entity		Type of Tax	Tax Authority	Taxation Years

1.	MDS Analytical Technologies GmbH	Income tax and VAT	Germany Taxing Authority	2002 -2004

2.	MDS Analytical Technologies (US) Inc.	Sales and use tax	California State	January 1, 2005 – March 31, 2008

3.	MDS Analytical Technologies (US) Inc.	State Income Tax	New York State	December 31, 2004 — March 19, 2007

Section 5.10(b)(vii)

Taxes – Not Withheld

1.	None.

Section 5.10(b)(viii)

Taxes – Material Non-Income Taxes Not Collected

1.	None.

Section 5.10(b)(ix)

Taxes – Taxable Canadian Property

1.	None.

Section 5.10(b)(x)

Taxes – Reserve for Unpaid Taxes

1.	None.

Section 5.10(b)(xi)

Taxes – Pre-Closing Actions Resulting in Post-Closing Income

1.	None.

Section 5.10(b)(xii)

Taxes – Stock Distributions

1.	None.

Section 5.10(b)(xiii)

Taxes – Listed Transactions

1.	None.

Section 5.10(b)(xiv)

Taxes – Affiliated Group Membership

1.	None.

Section 5.10(b)(xv)

Taxes – Partnership Status

1.	None.

Section 5.11(a)

Employee Benefit Plans

1.	The following Benefit Plans:

(a)	Benefit Plans of MDS Analytical Technologies Companies:

China – MDS Analytical Technologies (Shanghai) Limited
Benefit Type	Supplemental Medical
Insurer	Through CIIC & China Life Insurance Company
Benefit Type	Accident, Business Travel & Life Insurance
Insurer	Through CIIC & China Life Insurance Company
Benefit Type	Dreaded Disease Insurance (Critical Illness to cover medical expenses if diagnosed with one of 17 critical illnesses)
Insurer	Through CIIC & China Life Insurance Company
Hong Kong - MDS Analytical Technologies (Hong Kong) Limited
Benefit Type	Supplemental Medical (excluding dental)
Insurer	BUPA Asia Limited
Benefit Type	Travel Insurance (business & personal)
Insurer	Royal Sun Alliance
Benefit Type	Mandatory Employee Compensation (work accident, life & disability insurance)
Insurer	(Via Manulife) GRS Insurance Consultants Limited
Japan – Nihon Molecular Devices Corporation, Limited
Benefit Type	Supplemental Disability & Life Insurance
Insurer	AIU Insurance & Daido Life Insurance (combination)
Benefit Type	Employee’s Pension & Survivor’s Life Insurance (over & above required government contributions)
Insurer	Smaller Enterprise Retirement Allowance Mutual Aid Office
Korea – Molecular Devices Korea, LLC
No benefits over & above government required benefits

Belgium – reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Employee Life Insurance
Insurer	Generali
Benefit Type	Optional Personal & Business Travel Insurance (across Europe)
Insurer	Bupa
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Benefit Type	Pension
Insurer	Employee purchased through Federale Assurance
Denmark – reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Benefit Type	Optional Personal & Business Travel Insurance (across Europe)
Insurer	Bupa
Benefit Type	Employee Life Insurance
Insurer	Generali
Benefit Type	Pension
Insurer	Skandia
France – reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Supplemental Health & Dental Benefit
Insurer	Individually purchased, reimbursed by MDS Analytical Technologies
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Benefit Type	Employee Life Insurance
Insurer	Generali
Benefit Type	Pension
Insurer	Creelia
Benefit Type	Optional Personal & Business Travel Insurance (across Europe)
Insurer	Bupa
Germany - MDS Analytical Technologies GmbH
Benefit Type	Supplemental Health & Dental Benefit
Insurer	Individually purchased, 50% of premium reimbursed by MDS Analytical Technologies
Benefit Type	Optional & Personal Business Travel Insurance (across Europe)
Insurer	Bupa

Benefit Type	Employee Life Insurance
Insurer	Generali
Policy Number	801-817
Benefit Type	Pension
Insurer	AachenMunchener Lebensversicherung und die Pensionskaasen bei der AMB Generali
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Netherlands – reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Employee Life Insurance
Insurer	Generali
Benefit Type	Pension
Insurer	Nationale Nederlanden
Benefit Type	Optional Personal & Business Travel Insurance (across Europe)
Insurer	Bupa
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Spain- reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Optional Personal & Business Travel Insurance (across Europe)
Insurer	Bupa
Benefit Type	Employee Life Insurance
Insurer	Generali
Policy Number	801-817
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Sweden – reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Employee Life Insurance
Insurer	Generali
Benefit Type	Pension
Insurer	Skandia
Benefit Type	Optional Personal & Business Travel Insurance (across Europe)
Insurer	Bupa
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali

United Kingdom – MDS Analytical Technologies (GB) Inc.
Benefit Type	Pension
Insurer	Friends Provident
Benefit Type	Optional Personal & Business Travel Insurance
Insurer	Axiom
Benefit Type	Optional Dental Insurance
Insurer	Denplan
Benefit Type	Employee Assistance Program
Insurer	Bupa
Benefit Type	Childcare Voucher Scheme
Insurer	Accor
Benefit Type	Group Income Protection

(b)	Benefit Plans of MDS Singapore:

Singapore – MDS Analytical Technologies – a division of MDS Life Sciences (Singapore) Pte. Limited
Benefit Type	Group Hospital & Surgical
Insurer	Prudential
Benefit Type	Extended Major Medical
Insurer	Prudential
Benefit Type	Group Term Life
Insurer	Prudential
Benefit Type	Group Personal Accident
Insurer	Prudential
Benefit Type	Workers’ Accident Compensation Insurance
Insurer	MSIG Insurance
Benefit Type	Dental
Insurer	Self-Insured (employees submit claims)
Benefit Type	Outpatient Medical Consultation
Insurer	Self-Insured (employees submit claims). Employees also have option of using Raffles Medical Group and/or Shenton Parkway Medical Group
Benefit Type	Business Travel Insurance
Insurer	AIG

2.	All items in Sections 5.11(d) and 7.5(e) which information is incorporated herein by reference.

3.	Benefit Plans that belong to MDS Inc. or Pharma Services that are not being assumed by Buyer, and Buyer would need equivalent plans going forward:

Taiwan – Corporate Name
Benefit Type	Group Insurance Plan
Insurer	Nan Shan Life Insurance (AIG)
Canada – MDS Analytical Technologies + 1 MDS Analytical Technologies (US) Inc. Employee
Policy	Deferred Profit Sharing Plan
Insurer	Manulife Financial
Policy	Group Retirement Savings Plan
Insurer	Manulife Financial
Policy	Employee Share Ownership Plan
Insurer	Manulife Financial
Policy	Critical Illness
Insurer	MDS Inc. plan
Policy	Flexible Benefits Plan (Includes Medical, Dental, STD, LTD, AD&D)
Insurer	Sunlife Financial
Policy	Employee Assistance Program
Insurer	Warren Shappell
United States – MDS Analytical Technologies (US) Inc. + 2 MDS Analytical Technologies Sciex division (US-based) employees
Policy	Business Travel Accident Insurance
Insurer	Hartford Life
Policy	Group & Welfare Plan
Insurer	CoreSource, Inc. (administrator)
Policy	PPO Employee Benefit Plan
Insurer	CoreSource, Inc. (administrator)
Policy	Excess Loss Insurance Policy
Insurer	Symetra Life Insurance Company
Policy	Dental Employee Benefit Plan
Insurer	CoreSource, Inc. (administrator)
Policy	Vision Care Plan
Insurer	VSP
Policy	Profit Sharing Plan (401(k))
Insurer	Fidelity
Policy	Employee Assistance Program
Insurer	Ceridian Life Works
United Kingdom – MDS Analytical Technologies (GB) Inc.
Benefit Type	Private Medical Insurance
Insurer	Standard Life
Benefit Type	Work Accident Insurance (permanent health insurance)
Insurer	Generali
Benefit Type	Life Assurance
Insurer	Canada Life
Insurer	Canada Life

Spain- reports through MDS Analytical Technologies (GB) Inc.
Benefit Type	Pension via MDS Pharma
Insurer
United Kingdom - MDS Analytical Technologies (US) Inc.
Benefit Type	Employee Share Ownership Plan
Insurer	Manulife Financial

4.	MDS Analytical Technologies Benefit Plans

(i)	MDS Analytical Technologies Company Car Practices:

•	Executive Car Allowance Policy
•	Current MDS Analytical Technologies Director Car Allowance Policy (grandfathered, not applicable to new Directors)*
•	Sales & Service Company Car Program
•	North America
•	Europe
•	Brazil (not yet introduced)
•	Taiwan
•	Singapore Transport Allowance
•	Shanghai Operations Shuttle Program

*Note: the following employees have grandfathered car allowances under the Sciex division Director Car Allowance Policy:

•	XxxxxXxxxxx
•	XxxxxxxXxxxxxxx
•	XxxxxXxxxxxx
•	XxxxxXxxxXxxxxxxx
•	XxxxxxXxxxxxx
•	XxxxxxxxXxxxxxxxx
•	XxxxxxXxxxx
•	XxxxxxXxxxxxxx
•	XxxxxxXxxxxx [employee names]

(ii)	Vacation Accruals in Excess of Company policy

MDS Analytical Technologies Special Vacation Accruals as of April 1, 2009

Employee Number	Name	Hours	Value CDN
xxxxxxx	XxxxxXxxxx	100.53	$10,826.07
xxxxxxx	XxxxxxxXxxxxxx	699.38	$46,767.35
xxxxxxx	XxxxxxxxXxxxx	419.50	$43,455.89
xxxxxxx	XxxxxXxxxxx	407.18	$35,497.74
xxxxxxx	XxxxxXxxxx	90.00	$6,692.30
			$143,239.35
[employee names]

(iii)	Invention Recognition Program

•	Rewards paid out twice a year (June and December) through the normal payroll system for US Non-provisional Patent Applications, US Patent Issue, and Patents that protect a commercial product.

5.
MDS Analytical Technologies (US) Inc. European division employment agreements offer employees the option of contributing to registered private pension funds for which there is a limited MDS AT match. At the time of acquisition AT discovered that Molecular Devices had not initiated plans for several European employees as communicated. Due to this delay in setting up private pension funds for 1 individual, the MDS US match portion has not been processed. These outstanding MDS US match funds have been fully accrued and will be processed as soon as pension plan set-up arrangements are complete.

6.	The following employees also have specific severance policies that provide for payments over the legislated requirements:

 Employees in an Executive level pay band:
•	XxxxxxxXxxxxx
•	XxxxxxxxxXxxx
•	XxxxxxxxXxxxxx
•	XxxxxxxXxxxxx
•	XxxxxxxxxxxXxxxxx
•	XxxxxxxxxXxxx
•	XxxxxxxXxxxxxxX
•	XxxxxxxxXxxxxxxX
•	XxxxxxXxxx
•	XxxxxxxxxXxxxx
•	XxxxxxxXxxxxxx
•	XxxxxxxXxxx [employee names]
•	XxxxxxxxXxxxxx
•	XxxxxxxxxxXxx
•	XxxxxxxxxxXxxxxxx
•	XxxxxxXxxxxxxxxXxxx
•	XxxxxxxXxxxx
•	XxxxxXxxxXxxx

•	XxxxxxxxxxxxXxxx
•	XxxxxxXxxxxXxxxx
•	XxxxxxxxXxxx
•	XxxxxxxXxxxx

7.
The following individuals have mobility/international assignment contracts that include housing allowances, relocation allowance, tax equalization, tax filing support, and assignment completion bonuses:

•	XxxxxXxxxXxxxx
•	XxxxxxxxXxxxx
•	XxxxxXxx
•	XxxxxxxXxxxxxx
•	XxxxxXxxxxxxx
•	XxxxxXxxxxxx [employee names]
•	XxxxXxxxxx
•	XxxxxXxxxxx
•	XxxxxXxxxxxx
•	XxxxxxXxxxxxxxx
•	XxxxxxXxxxxxxxxxxxxxxx

8.	The following employees have the option to receive retiree benefits upon retirement:

EE Number	EE Name
xxxxxxx	XxxxxxxxXxxxxxX
xxxxxxx	XxxxxxxXxxxxx
xxxxxxx	XxxxxxxxxxXxxxxxx
xxxxxxx	XxxxxxxxXxxxxxxX
xxxxxxx	XxxxxxxxxxxxXxxx
xxxxxxx	XxxxxxXxxxxX
xxxxxxx	XxxxxxxXxx
xxxxxxx	XxxxxxxXxxxxxxX
xxxxxxx	XxxxxXxxxxxxX
xxxxxxx	XxxxxxxxxxXxxxx
xxxxxxx	XxxxxxxxxxxXxxxx
xxxxxxx	XxxxxxxxxXxxxxX
xxxxxxx	XxxxxxxxxXxxxxxxX
xxxxxxx	XxxxxxXxxxx
xxxxxxx	XxxxxxxxxxXxxxxxxxX
xxxxxxx	XxxxxxxxXxxxxX
xxxxxxx	XxxxxxxXxxx [employee names]
xxxxxxx	XxxxxxxxxxXxxxxxxxx
xxxxxxx	XxxxxxxxxXxxxxxxX
xxxxxxx	XxxxxxxXxxx
xxxxxxx	XxxxxxxXxxxxX

xxxxxxx	XxxxxxxxXxxxx
xxxxxxx	XxxxxxxxxxXxxxxxxx
xxxxxxx	XxxxxxxxxxXxxxxxxxX
xxxxxxx	XxxxxxxxxXxxxxxX
xxxxxxx	XxxxxxxxxxXxxxxx
xxxxxxx	XxxxxxxxxxxXxxx
xxxxxxx	XxxxxxxXxxxxx
xxxxxxx	XxxxxxXxx
xxxxxxx	XxxxxxxXxxx [employee names]
xxxxxxx	XxxxxxxXxxxxX

9.	The following severance policies:

•	Canada Manufacturing Severance Policy as described by the MDS AT Canada Manufacturing Only Transition Guidelines of as of February 15 2007.

•	US Manufacturing Severance Policy as described by the US Manufacturing Transition Guidelines as of January 28, 2009.

•	MDS Executive Severance Policy as of September 2008.

•	MDS AT US Non-Manufacturing Severance Grid (Supervisors & Mgmt) as April 2009.

•	MDS AT US Regular Non-Manufacturing Severance Grid as April 2009.

•	MDS Australia Severance Policy as of January 2009.

•	MDS China Severance Policy as of December 2, 2008.

•	MDS UK Severance Guidelines as of November 20, 2008.

•	MDS Severance Policy for Canada as of October 3, 2008.

10.	Employees in the jurisdictions listed below are generally party to standard letters of offer that may be modified to address specific issues raised during the offer process:

•	Canada – executives

•	Canada – non-executives

•	Belgium

•	China – non sales

•	China – sales

•	Denmark

•	France

•	Germany

•	Holland

•	Singapore – pay bands 1 - 3

•	Singapore – pay bands 4 - 6

•	Singapore – pay bands 7 - 9

•	Sweden

•	UK

•	USA – non-executive

Section 5.11(d)

Employee Benefit Plans - Triggered

1.	The following employees have change in control agreements and severance provisions in place:

•	XxxxxxxXxxxxx
•	XxxxxxxxxXxxx
•	XxxxxxxxXxxxxx
•	XxxxxxxXxxxxx
•	XxxxxxxxxxxXxxxxx
•	XxxxxxxXxxx [employee names]
•	XxxxxxxXxxxxxxX
•	XxxxxxxxXxxxxxxX
•	XxxxxxXxxx
•	XxxxxxxxxXxxxx
•	XxxxxxxXxxxxxx
•	XxxxxxxXxxx

Section 5.11(e)(i)

Employee Benefit Plans – Foreign; Contributions Not Made

1.           Item 5 listed in Section 5.11(a), which information is incorporated herein by reference.

Section 5.11(f)

Benefit Plans

1.
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[individual employee benefits]

Section 5.11(g)

Benefit Plans – Payments Not Made

1.	None.

Section 5.11(l)

Benefit Plans – Additional Material Benefit

1.
The MDS Board of Directors has approved and communicated a minimum guaranteed Annual Incentive Payment for F2009.  The Annual Incentive payout will be calculated using a minimum Business Unit factor of 50% and per the bonus plan design, the individual payouts to employees will be increased or decreased based on individual performance.  MDS will be required to pay amounts under the Annual Incentive Plan (“AIP”) for fiscal year 2009. Estimated accrued payout under the AIP for each Designated Employee is set forth on Appendix C hereto.

2.
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[employee severance information]

Section 5.12

Environmental Matters

1.	None.

Section 5.13(a)

Owned Real Property

1.	The following properties:

OWNED SITES-MDS Analytical Technologies
Owner	Address	City	Country	Owned Area Sq.Ft.	Liens or Zoning Issues	Year Built
MDS Analytical Technologies	71 Four Valley Drive	Concord	Canada	154,127 (building) 293,159 (and land)	None	1995
MDS Analytical Technologies	71 Four Valley Drive	Concord	Canada	49,658 (additional land)	None	N/A

Section 5.13(b)

Leased Real Property

1.	The following properties:

Real Estate – MDS Analytical Technologies

As of August 1, 2009

Lessee	Address	City	Country	Leased Area Sq. Ft.	Term Start Date	Expiry Date
LEASED SITES-MDS Analytical Technologies (US) Inc.
MDS Analytical Technologies Instrumentação Científica do Brasil Ltda	Avenida Marques de Sao Vicente, 121 Twr B, Suite 706-709(Millenium Bus. Ctr)	Sao Paulo	Brazil	2,885	2/20/2006	XXX
INC Research , assigned from MDS Pharma Services (China) Inc. + Molecular Devices Limited transition/shared site agreement	4 Jia Yonganli Jianwai St. #608 CBD Mansion	Beijing	China	2,045	3/18/2008	xxxxxxxxxxxxx
Molecular Devices Limited shared site agreement	4 Jia Yonganli Jianwai St. #901A CBD Mansion	Beijing	China	2,616	10/1/2009	xxxxxxxxx
Molecular Devices Corporation	555 Yuanxi Road, Unit 2-1	Nanhi Ind Zone (near Shanghai)	China	18,903	1/1/2006	xxxxxxxxxx
MDS Analytical Technologies (Shanghai) Limited	588 Pudong Nan Road, Suite 24 A +K Pufa Mansion	Shanghai	China	3,463	4/20/2008	xxxxxxxxx
MDS Analytical Technologies (GB) Ltd.	660-665 Eskdale Road (ground + 1st)	Winnersh Triangle Berkshire	England	14,051	9/2/2005	xxxxxxxx
MDS Analytical Technologies GmbH	Lise Meitner Strasse 7, pt. grd flr	Ismaning (Munich)	Germany	3,380	8/1/2008	xxxxxxxxx
Nihon Molecular Devices Co., Ltd.	21-3 Nishimiyahana, Unit 1902	Osaka	Japan	3,691	4/1/2009	xxxxxxxxx
Nihon Molecular Devices Co., Ltd.	3-21 Kanda Nishiki-cho, 6th flr JPR Crest Takebashi Building	Tokyo (Chiyoda-ku)	Japan	4,271	7/1/2007	xxxxxxxxx [expiry dates]

TBD	1321-1 Seocho-Dong, #302 Gangnam Bldg	Seoul	South Korea	2,078	11/15/2008	xxxxxxxxxx
Universal Imaging Corporation	402 Boot Road, Suite 402	Downingtown, PA	U.S.	27,900	12/1/2000	xxxxxxxxxx
MDS Analytical Technologies (US) Inc.	1311 Orleans Drive	Sunnyvale, CA	U.S.	60,061	11/1/2001	xxxxxxxxx
MDS Analytical Technologies (US) Inc.	1312 Crossman Ave.	Sunnyvale, CA	U.S.	54,540	5/1/2003	xxxxxxxxx
MDS Analytical Technologies (US) Inc.	1330 Orleans Drive	Sunnyvale, CA	U.S.	28,493	1/18/2008	xxxxxxxxx
MDS Analytical Technologies (US) Inc. (f/k/a Molecular Devices Corporation, as successor to Axon Instruments, Inc.)	3280 Whipple Road Crossroads Tec. Pk. Bldg A	Union City, CA	U.S.	76,214	2/17/2001	xxxxxxxxx
MDS Analytical Technologies (US) Inc. (f/k/a Molecular Devices Corporation, as successor to Axon Instruments, Inc.)	3250 Whipple Road Crossroads Tech Pk. Pt Bldg C	Union City, CA	U.S.	20,275	5/27/2001	xxxxxxxxx
LEASED SITES-MDS Analytical Technologies
MDS Analytical Technologies	101 College St, Suite 200, Lab rms 251-253 & Office 212-214	Toronto, ON	Canada	1,807	9/1/2005	xxxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-05 & 04-06	Woodlands	Singapore	10,065	9/4/2008	xxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-04	Woodlands	Singapore	5,038	6/24/2009	xxxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-03	Woodlands	Singapore	5,038	9/16/2007	xxxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 33 Marsiling Industrial Estate Rd 3 Unit 04-01 & 04-02	Woodlands	Singapore	10,065	3/3/2008	xxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 35 Marsiling Industrial Estate Rd 3 Unit 01-04	Woodlands	Singapore	4,607	4/15/2009	xxxxxxxxx
MDS Life Sciences (Singapore) Pte. Ltd.)	Blk 35 Marsiling Industrial Estate Rd 3 Unit 04-01/02	Woodlands	Singapore	10,055	10/14/2009	xxxxxxxxx [expiry dates]

Section 5.13(c)

Real Property – Third Party Rights to Use or Occupy

1.	The following properties:

Real Estate – MDS Analytical Technologies

As of August 1, 2009

Premises Sublet to Third Parties
Sublessor	Sublessee	Address	City	Country	Leased Area Sq. Ft.	Term Start Date	Expiry Date
MDS Analytical Technologies (US) Inc. (f/k/a Molecular Devices Corporation, as successor to Axon Instruments, Inc.)	Ariat International, Inc	3250 Whipple Road	Union City	USA	20,275	4/8/2005	xxxxxxxxx
MDS Analytical Technologies (US) Inc. (f/k/a Molecular Devices Corporation, as successor to Axon Instruments, Inc.)	Ontario Cancer Biomarker Network	101 College St, Suite 200, Lab rms 251-253 & Office 212-214	Toronto	Canada	1,783	1/15/2006	xxxxxxxxx
[expiry dates]

Section 5.13(d)

Real Property – Locations Not Used, Not Available for Use, or Not Intended to be Used

1.	The following properties:

Real Estate – MDS Analytical Technologies

As of August 1, 2009

Agreement	Address	City	Country	Function/Comment
Lease	2810 Matheson Boulevard, E., Suite 500	Mississauga	Canada	xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx
Oral Agreement	158 LiTehh Rd. Pei-tou District	Taipei	Taiwan	xxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxx
Transition Service Agreement	4 Jia Yonganli Jianwai Suite #608, CBD Mansion	Beijing	China	xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxx
Sublease	3250 Whipple Road	Union City, CA	USA	xxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxx
Sublease	101 College St, Suite 200, Lab rooms 251-253 & Office 212-214	Toronto	Canada	xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxx
Lease	3280 Whipple Rd	Union City, CA	USA	xxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxx
[lease information]

Section 5.14(a)

Intellectual Property

(i)	Analytical Technologies Intellectual Property owned by the IP Owners

(A)	All U.S. and Foreign:

(x)	Issued Patents and Published Patent Applications

(1)	See attached Exhibit 5.14(i) for MDS, Inc., which information is incorporated herein by reference.

(2)	See attached Exhibit 5.14(ii) for MDS Analytical Technologies (US) Inc. Patents, which information is incorporated herein by reference.

(3)	See attached Exhibit 5.14(iii) for Joint Venture Patents, which information is incorporated herein by reference.

(4)	See attached Exhibit 5.14(iv) for BlueShift Biotechnologies, Inc. and Genapta Limited

(y)	Trademark Registrations and Applications (if any)

(1)           MDS Analytical Technologies (US) Inc. Trademarks – attached as Exhibit 5.14(v).

(2)           Domain Names:

actuityxpress.com
cellkey.com
genepix.com
ionchanneltreatment.com
ionworks.com
microelectrode.com

moldev.us
moleculardevices.com
moleculardevices.us
multiclamp.com
nihonmdc.com
opusxpress.com
patchxpress.com
pclamp.com
sciex.com
analyticaltechnologies.biz
analyticaltechnologies.ca
analyticaltechnologies.com
analyticaltechnologies.net
analyticaltechnologies.org
analyticaltechnologies.us
arcturusbio.com
arcturusbioscience.com
arcturusbiosciences.com
axon.com
axoporator.com
eclamp.com
metamorph.com
metaxpresspowercore.com
moldev.com
sciex.net
sciex.org
sciexsucks.com

(z)	Copyright Registrations and Applications

(1) MDS Analytical Technologies (US) Inc.:

Registration Number

TX-4-117-863

TX-5-867-539

TX-5-867-540

TX-5-867-541

TX-5-867-542

TX-5-871-044

TX-5-871-045

TXu-163-941

TXu-330-615

(B)	Unregistered Trademarks.

Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx

Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx
Xxxxxxxxxxxxxxxx

(ii)

MDS Analytical Technologies Software (other than Mass-marketed Software).

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MDS Analytical Technologies:

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MDS Analytical Technologies Software (other than Mass-marketed Software).

(A)           The following applications and other IT related assets:

CATEGORY	APPLICATION	ASSET NAME	LOCATION	Function or Business Process Supported	Physical Server OR Virtual Server

Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Customer Issue Tracking	Physical

Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Customer Issue Tracking	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Customer Relationship Mgmt	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Customer Relationship Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Customer Relationship Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Customer Relationship Mgmt	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Financial Planning	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Knowledge Mgmt	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Legacy ERP	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	legacy HR data
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	License Mgmt	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	License Mgmt	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	License Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	License Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Manufacturing	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	PCB Design - eCAD	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Portfolio Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	QA tracking of Issues	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	QA tracking of Issues	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Requirments Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Requirments Mgmt	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Research IP Portfolio Collaboration with JV	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Simulation	NA
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical

Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Strategic Mgmt - Balanced Scorecard	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Time & Attendance	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Time & Attendance	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Time sheet project tracking	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Time sheet project tracking	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Workflow	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Workflow	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	WorkFlow	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	WorkFlow - SOX compliance	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Virtual
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Application	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Antivirus	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical

Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Backups	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Database	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Database	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Database	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Database	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Database	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Database	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	FAX	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	FAX	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File and Print Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File and Print Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File and Print Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	File Server	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Intranet	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Intranet	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Messaging	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Printing	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Printing	Physical

Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Remote Access	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Sustaining Eng Test Environment	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Sustaining Eng Test Environment	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Sustaining Eng Test Environment	Virtual
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	VoIP communications	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	VoIP communications	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	VoIP communications	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	VoIP communications	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	VoIP communications	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	VoIP communications	Physical
Common Services	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	xCAD Vault - Collaboration	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical

Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical

Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Infrastructure	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Virtual
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Physical
Infrastructure	Xxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Security	Physical
Infrastructure	Xxxxxxxxxxxxxxx xxxxxxxxxxxxx xxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxx	Software Development	Virtual
[application]                [asset name]                      [locations]

EXHIBIT 5.14(i)

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Use by Agreement	Technology Title

IP-0003
MDS Inc		xxxxxxxxxxxx	A Method of Suppressing Unwanted Product Ions in Mass Spectrometry (Lindec)
		[name of IP user]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

A Method of Suppressing Unwanted Product Ions in Mass Spectrometry (Lindec)		JP	Issued	2002-589778	5/9/2002	4149816	7/4/2008
A Method of Suppressing Unwanted Product Ions in Mass Spectrometry (Lindec)		AU	Issued	2002302228	5/9/2002	2002302228	1/29/2008
A Method of Suppressing Unwanted Product Ions in Mass Spectrometry		CA	Filed	2,447,035	5/9/2002		-N/A
A Method of Suppressing Unwanted Product Ions in Mass Spectrometry (Lindec)		US	Issued	09/853,715	5/14/2001	6,627,912	9/30/2003
A Method of Suppressing Unwanted Product Ions in Mass Spectrometry		EU	Filed	02729688.8	5/9/2002		-N/A

IP-0008
MDS Inc		xxxxxxxxxxxx	Apparatus and Method for Liquid Sample Introduction
		[name of IP user]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Apparatus and Method for Liquid Sample Introduction		CA	Issued	2,062,629	3/10/1992	2,062,629	6/15/1999
Apparatus and Method for Liquid Sample Introduction		US	Issued	07/946,118	9/17/1992	5,345,079	9/6/1994

IP-0016
MDS Inc		xxxxxxxxxxxx	Bandpass Reactive Collision Cell
		[name of IP user]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Bandpass Reactive Collision Cell		JP	Filed	2007-000160	-N/A	4285705	-N/A
Bandpass Reactive Collision Cell (DRC)		CA	Issued	2,292,487	6/2/1998	2,292,487	8/10/2004
Bandpass Reactive Collision Cell (DRC)		JP	Filed	11(1999)-501177	6/2/1998		-N/A
Bandpass Reactive Collision Cell (DRC)		US	Issued	09/086,461	5/29/1998	6,140,638	10/31/2000

IP-0021
MDS Inc	xxxxxxxxxxxx	Method and Apparatus to Improve Temporal Response of Reaction/Collision Cells for Mass Spectrometry
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus to Improve Temporal Response of Reaction/Collision Cells for Mass Spectrometry	JP	Filed	2002-570264	3/1/2002		-N/A
Controlling the temporal response of mass spectrometers for mass spectrometry	AU	Issued	2002238327	3/1/2002	2002238327	8/28/2006
Controlling the temporal response of mass spectrometers for mass spectrometry	CA	Filed	2,439,519	3/1/2002		-N/A
Method and Apparatus to Improve Temporal Response of Reaction/Collision Cells for Mass Spectrometry	US	Issued	09/796,609	3/2/2001	6,713,757	3/30/2004
Controlling the temporal response of mass spectrometers for mass spectrometry	EU	Filed	02704520.2-2208	3/1/2002		-N/A

IP-0025
MDS Inc	xxxxxxxxxxxx [name of IP user]	Device and Method for Preventing Gases From Entering Reaction/Collision Cells and Mass Analysis Sections of Mass Spectrometry Systems

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Device and Method for Preventing Ion Source Gases From Entering Reaction/Collision Cells and Mass Analysis Sections of Mass Spectrometry Systems	JP	Filed	2002-524189	8/24/2001		-N/A
Device and Method for Preventing Gases From Entering Reaction/Collision Cells and Mass Analysis Sections of Mass Spectrometry	US	Issued	11/020,088	12/23/2004	RE39,627	5/15/2007
Device and Method for Preventing Gases From Entering Reaction/Collision Cells and Mass Analysis Sections of Mass Spectrometry Systems	US	Issued	10/362,510	8/24/2001	6,815,667	9/11/2004
Device and Method for Preventing Ion Source Gases From Entering Reaction/Collision Cells and Mass Analysis Sections of Mass Spectrometry Systems	US	Issued	09/678,395	10/3/2000	6,630,665	10/7/2003

IP-0031
MDS Inc	xxxxxxxxxxxx	Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	JP	Issued	2002-554722	12/18/2001	4002832	8/24/2007
Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	AU	Issued	2002215784	12/18/2001	2002215784	2/21/2008
Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	CA	Filed	2,431,864	12/18/2001		-N/A
Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	DE	Filed	1348127	-N/A		-N/A
Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	FR	Filed	1348127	-N/A		-N/A
Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	GB	Filed	1348127	-N/A		-N/A
Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	US	Filed	11/932,213	10/31/2007		-N/A

Elemental Analysis of Tagged Biologically Active Materials (Immunoassay)	US	Issued	09/905,907	7/17/2001	7,135,296	11/14/2006

IP-0054
MDS Inc	xxxxxxxxxxxx	Mass Spectrometer System and Method Using Dual Mode Detector and Signal Region Flags (Detector System for Mass Spectrometer)
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mass Spectrometer System and Method Using Simultaneous Mode Detector and Signal Region Flags	GB	Issued	9705009.0	9/6/1995	2308228	7/8/1998
Mass Spectrometer System and Method Using Dual Mode Detector and Signal Region Flags (Detector System for Mass Spectrometer)	CA	Issued	2,131,753	9/9/1994	2,131,753	1/6/2004
Mass Spectrometer System and Method Using Simultaneous Mode Detector and Signal Region Flags	DE	Issued	195817613-54	9/6/1995	19581761	-N/A
Mass Spectrometer System and Method Using Simultaneous Mode Detector and Signal Region Flags	US	Issued	08/350,767	12/7/1994	5,463,219	10/31/1995

IP-0057
MDS Inc	xxxxxxxxxxxx	Mass Spectrometer with Multiple Capacitively Coupled Mass Analysis Stages
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mass Spectrometer with Multiple Capacitively Coupled Mass Analysis Stages	US	Issued	09/353,090	7/15/1999	6,340,814	1/22/2002

IP-0070
MDS Inc	xxxxxxxxxxxx	Method and Apparatus for Plasma Mass Analysis with Reduced Space Charge Effects
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Plasma Mass Analysis with Reduced Space Charge Effects	US	Issued	08/338,221	11/9/1994	5,565,679	10/15/1996
Method and Apparatus for Plasma Mass Analysis with Reduced Space Charge Effects	US	Issued	08/059,393	5/11/1993	5,381,008	1/10/1995

IP-0101
MDS Inc	xxxxxxxxxxxx	New Setup for Rapid Collisional Cooling of Ions (Turbo Cooler) (Condor)
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

New Setup for Rapid Collisional Cooling of Ions (Turbo Cooler) (Condor)	EU	Filed	2762176.2	9/17/2002		-N/A
Method and Apparatus for Cooling and Focusing Ions	CA	Filed	2,460,567	9/17/2002		-N/A
Method and Apparatus for Cooling and Focusing Ions	US	Issued	10/244,460	9/17/2002	6,849,848	2/2/2005

IP-0102
MDS Inc	MDS Inc	New Setup Mobility Separation of Ions Implementing an Ion Guide with an Axial Field and a Counterflow of Gas - Working Title (Aka Salmontron)

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mobility Separation of Ions Implementing an Ion Guide with an Axial Field and a Counterflow of Gas	JP	Filed	2004-500058	4/24/2003		-N/A
Apparatus and Method for Mobility Separation of Ions Utilizing an Ion Guide with an Axial Field and a Counterflow of Gas	CA	Filed	2,480,295	4/24/2003		-N/A
New Setup Mobility Separation of Ions Implementing an Ion Guide with an Axial Field and a Counterflow of Gas - Working Title (Aka Salmontron)	US	Issued	10/128,528	4/24/2002	6,630,662	10/7/2003
Mobility Separation of Ions Implementing an Ion Guide with an Axial Field and a Counterflow of Gas	EU	Filed	03718569.1	4/24/2003		-N/A

IP-0113
MDS Inc	xxxxxxxxxxxx	RF Biasing
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

RF Biasing	JP	Issued	95855/1986	4/24/1986	2115002	12/6/1996
Sampling Plasma into a Vacuum Chamber (RF Biasing)	EU	Issued	86.301974.1	3/18/1986	0199455	8/30/1989
RF Biasing	FR	Issued	86.301974.1	3/18/1986	0199455	-N/A

RF Biasing	DE	Issued	86.301974.1	3/18/1986	P3665379.9-08	10/5/1989
RF Biasing	GB	Issued	86.301974.1	3/18/1986	0199455	-N/A

IP-0120
MDS Inc	xxxxxxxxxxxx	Spray Chamber with Dryer
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Spray Chamber with Dryer	EU	Filed	97951050.0	12/22/1997		-N/A
Spray Chamber with Dryer	CA	Issued	2,276,018	12/22/1997	2,276,018	11/23/2004
Spray Chamber with Dryer	JP	Issued	10-529512	12/22/1997	3831415	7/21/2006
Spray Chamber with Dryer	US	Issued	08/974,957	11/20/1997	5,969,352	10/19/1999

IP-0124
MDS Inc	xxxxxxxxxxxx	Torch for Inductively Coupled Plasma Spectrometry (Torch with Improved Swirl)
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Torch with Improved Swirl	DE	Issued	969409515	12/10/1996	69622584	7/24/2002
Torch with Improved Swirl	GB	Issued	969409515	12/10/1996	0867105	7/24/2002
Torch for Inductively Coupled Plasma Spectrometry (Torch with Improved Swirl)	US	Issued	570,059	12/11/1995	5,684,581	11/4/1997
Torch for Inductively Coupled Plasma Spectrometry (Torch with Improved Swirl)	CA	Issued	2,240,316	12/10/1996	2,240,316	7/6/2004

IP-0174
MDS Inc	xxxxxxxxxxxx	Flow Cytometer ICP-TOF-MS
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Flow Cytometry Linked with Elemental Analysis	PC	Filed	PCT/CA2005/000461	3/29/2005		-N/A
Method and Apparatus for Flow Cytometry Linked with Elemental Analysis	JP	Filed	2007-504231	3/29/2005		-N/A

IP-0174 (continued)
MDS Inc	xxxxxxxxxxxx	Flow Cytometer ICP-TOF-MS
	[name of IP user]

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Flow Cytometry Linked with Elemental Analysis	CA	Filed	2,561,007	3/29/2005		-N/A
Flow Cytometer ICP-TOF-MS	US	Issued	11/089,023	3/25/2005	7479630	1/20/2009
Method and Apparatus for Flow Cytometry Linked with Elemental Analysis	EU	Filed	05730038.6	3/29/2005		-N/A

RIDER A

Exhibit 5.14(i)3

PATENTS

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
TIME-OF-FLIGHT MASS SPECTROMETER WITH AN APERTURE ENABLING TRADEOFF OF TRANSMISSION EFFICIENCY AND RESOLUTION	US	Issued	07/691272	4/25/1991	5300774	4/5/1994	MDS Inc. d/b/a/ Sciex
MASS SPECTROMETER SYSTEM AND METHOD FOR MATRIX-ASSISTED LASER DESORPTION MEASUREMENTS	US	Issued	08/278405	7/21/1994	5498545 Reissue RE37485	3/12/1996	MDS Inc., d/b/a/ MDS Sciex
TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	08/446544	5/19/1995	5625184	4/29/1997	MDS Inc., d/b/a/ MDS Sciex
METHODS AND APPARATUS FOR SEQUENCING POLYMERS WITH A STATISTICAL CERTAINTY USING MASS SPECTROMETRY	US	Issued	08/447175	5/19/1995	5869240	2/9/1999	MDS Inc., d/b/a/ MDS Sciex
TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	08/488127	6/7/1995	5627369	5/6/1997	MDS Inc., d/b/a/ MDS Sciex
TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	08/730822	10/17/1996	5760393	6/2/1998	MDS Inc., d/b/a/ MDS Sciex
METHODS AND APPARATUS FOR SEQUENCING POLYMERS USING MASS SPECTROMETRY	US	Issued	08/796598	2/7/1997	5827659	10/27/1998	MDS Inc., d/b/a/ MDS Sciex

3           The information on this Rider is deemed valid; provided that either party may propose clarifications or corrections within fourteen (14) days of the signing of the Agreement, all such proposed clarifications and corrections subject to the reasonable mutual agreement of the parties.

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
METHODS FOR SEQUENCING POLYMERS USING MASS SPECTROMETRY	US	Issued	08/844462	4/18/1997	5821063	10/13/1998	MDS Inc., d/b/a/ MDS Sciex
MASS SPECTROMETER SYSTEM AND METHOD FOR MATRIX-ASSISTED LASER DESORPTION MEASUREMENTS	US	Issued	09/038324	3/11/1998	RE37485	12/25/2001	MDS Inc., d/b/a/ MDS Sciex
IN TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	09/058605	4/10/1998	6002127	12/14/1999	MDS Inc., d/b/a/ MDS Sciex
TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	09/086861	5/29/1998	6541765	4/1/2003	MDS Inc., d/b/a/ MDS Sciex
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH DELAYED EXTRACTION AND METHOD FOR USE	US	Issued	09/233703	1/19/1999	6348688	2/19/2002	MDS Inc., d/b/a/ MDS Sciex
TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	09/352246	7/13/1999	6057543	5/2/2000	MDS Inc., d/b/a/ MDS Sciex
IN TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	US	Issued	09/527697	3/16/2000	6281493	8/28/2001	MDS Inc., d/b/a/ MDS Sciex
PREPARATION OF ION PULSE FOR TIME-OF-FLIGHT AND FOR TANDEM TIME-OF-FLIGHT MASS ANALYSIS	US	Issued	09/546465	4/10/2000	6545268	4/8/2003	MDS Inc., d/b/a/ MDS Sciex
METHOD AND APPARATUS FOR DETERMINING MOLECULAR WEIGHT OF LABILE MOLECULES	US	Issued	09/579989	5/26/2000	6504150	1/7/2003	MDS Inc., d/b/a/ MDS Sciex
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH DAMPING IN COLLISION CELL AND METHOD FOR USE	US	Issued	09/590878	6/9/2000	6534764	3/18/2003	MDS Inc., d/b/a/ MDS Sciex

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH IMPROVED MASS RESOLUTION	US	Issued	09/712882	11/15/2000	6441369	8/27/2002	MDS Inc., d/b/a/ MDS Sciex
MASS SPECTROMETER SYSTEM AND METHOD FOR MATRIX-ASSISTED LASER DESORPTION MEASUREMENTS	US	Issued	09/755951	1/4/2001	RE39353	10/17/2006	MDS Inc., d/b/a/ MDS Sciex
APPARATUS AND PROCESS FOR TRANSPORTING SAMPLE PLATES	US	Issued	09/886734	6/21/2001	6936224	8/30/2005	MDS Inc., d/b/a/ MDS Sciex
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH DELAYED EXTRACTION AND METHOD FOR USE	US	Issued	10/023203	12/17/2001	6770870	8/3/2004	MDS Inc., d/b/a/ MDS Sciex
ROBOTIC SYSTEM HAVING POSITIONALLY ADJUSTABLE MULTIPLE PROBES	US	Issued	10/045518	10/26/2001	6672344	1/6/2004	MDS Inc., d/b/a/ MDS Sciex
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH IMPROVED MASS RESOLUTION	US	Issued	10/178631	6/24/2002	6512225	1/28/2003	MDS Inc., d/b/a/ MDS Sciex
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH IMPROVED PERFORMANCE FOR DETERMINING MOLECULAR STRUCTURE	US	Issued	10/198372	7/18/2002	6621074	9/16/2003	MDS Inc., d/b/a/ MDS Sciex
MALDI PLATE AND PROCESS FOR MAKING A MALDI PLATE	US	Issued	10/227088	8/23/2002	6900061	5/31/2005	MDS Inc. d/b/a/ Sciex
TIME-OF-FLIGHT MASS ANALYZER WITH MULTIPLE FLIGHT PATHS	US	Issued	10/327471	12/20/2002	6933497	8/23/2005	MDS Inc. d/b/a/ Sciex

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
PREPARATION OF ION PULSE FOR TIME-OF-FLIGHT AND FOR TANDEM TIME-OF-FLIGHT MASS ANALYSIS	US	Issued	10/356019	2/3/2003	6670606	12/30/2003	MDS Inc., d/b/a/ MDS Sciex
METHOD FOR CHARACTERIZING BIOMOLECULES UTILIZING A RESULT DRIVEN STRATEGY	US	Issued	10/646371	8/22/2003	6940065	9/6/2005	MDS Inc.
MALDI PLATE WITH REMOVABLE MAGNETIC INSERT	US	Issued	10/683024	10/10/2003	6825478	11/30/2004	MDS Inc. d/b/a/ Sciex
MALDI PLATE WITH REMOVABLE INSERT	US	Issued	10/683794	10/10/2003	6844545	1/18/2005	MDS Inc. d/b/a/ Sciex
ION SOURCE AND METHODS FOR MALDI MASS SPECTROMETRY	US	Issued	10/700300	10/31/2003	6953928	10/11/2005	MDS Inc.
MALDI PLATE CONSTRUCTION WITH GRID	US	Issued	10/742423	12/19/2003	7030373	4/18/2006	MDS Inc.
REDUCTION OF MATRIX INTERFERENCE FOR MALDI MASS SPECTROMETRY ANALYSIS	US	Issued	10/914395	8/9/2004	6995363	2/7/2006	MDS Inc. d/b/a/ Sciex
ION SOURCE AND METHODS FOR MALDI MASS SPECTROMETRY	US	Issued	11/065341	2/23/2005	7109480	9/19/2006	MDS Inc.
IMPROVEMENTS IN MS/MS SCAN METHODS FOR A QUADRUPOLE/TIME OF FLIGHT TANDEM MASS SPECTROMETER	Canada	Pending	2349416	6/1/2001			MDS Inc., d/b/a/ MDS Sciex
ION MOBILITY SPECTROMETER INCORPORATING AN ION GUIDE IN COMBINATION WITH AN MS DEVICE	Canada	Pending	2364676	12/7/2001			MDS Inc., d/b/a/ MDS Sciex
QUADRUPOLE MASS SPECTROMETER WITH ION TRAPS TO ENHANCE SENSITIVITY	Canada	Pending	2375194	5/26/2000			MDS Inc., d/b/a/ MDS Sciex

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
ATMOSPHERIC PRESSURE PHOTOIONIZATION (APPI): A NEW IONIZATION METHOD FOR LIQUID CHROMATOGRAPHY-MASS SPECTROMETRY	Canada	Pending	2386832	10/26/2000			MDS Inc.
SYSTEM AND METHOD FOR ANALYSIS OF COMPOUNDS USING A MASS SPECTROMETER	Canada	Pending	2611065	6/2/2006			MDS Inc., d/b/a/ MDS Sciex
MASS SPECTROMETER AND METHOD WITH IMPROVED ION TRANSMISSION	EPO	Issued	19890312827	12/8/1989	0373835	4/17/2002	MDS Inc.
RF MASS SPECTROMETER	EPO	Issued	19970911071	10/28/1997	0938743	10/15/2003	MDS Inc.
AXIAL EJECTION IN A MULTIPOLE MASS SPECTROMETER	EPO	Issued	19970923686	6/2/1997	0902963	9/4/2002	MDS Inc.
A METHOD OF OPERATING A MASS SPECTROMETER INCLUDING A LOW LEVEL RESOLVING DC INPUT TO IMPROVE SIGNAL TO NOISE RATIO	EPO	Issued	19980949849	10/29/1998	1027720	8/16/2006	MDS Inc.
MS/MS SCAN METHODS FOR A QUADRUPOLE/TIME OF FLIGHT TANDEM MASS SPECTROMETER	EPO	Pending	19990303754	5/14/1999			MDS Inc.
AXIAL EJECTION IN A MULTIPOLE MASS SPECTROMETER	EPO	Issued	19990923351	6/1/1999	1084507	8/11/2004	MDS Inc.
QUADRUPOLE MASS SPECTROMETER WITH ION TRAPS TO ENHANCE SENSITIVITY	EPO	Pending	20000930931	5/26/2000			MDS Inc.
ATMOSPHERIC PRESSURE PHOTOIONIZATION (APPI): A NEW IONIZATION METHOD FOR LIQUID CHROMATOGRAPHY-MASS SPECTROMETRY	EPO	Pending	20000972498	10/26/2000			MDS Inc., d/b/a/ MDS Sciex

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
MASS SPECTROMETER AND METHOD WITH IMPROVED ION TRANSMISSION	EPO	Issued	20010107002	12/8/1989	1122763	2/4/2004	MDS Inc.
APPARATUS AND METHOD FOR MSNTH IN A TANDEM MASS SPECTROMETER SYSTEM	EPO	Pending	20010270765	12/14/2001			MDS Inc.
TRIPLE QUADRUPOLE MASS SPECTROMETER WITH CAPABILITY TO PERFORM MULTIPLE MASS ANALYSIS STEPS	EPO	Pending	20010949155	6/26/2001			MDS Inc., d/b/a/ MDS Sciex
SAMPLE INTRODUCTION DEVICE FOR MASS SPECTROMETRY USING A FAST FLUIDIC SYSTEM TO SYNCHRONIZE MULTIPLE PARALLEL LIQUID SAMPLE STREAMS	EPO	Pending	20010998807	11/28/2001			MDS Inc.
METHOD FOR IMPROVING SIGNAL-TO-NOISE RATIOS FOR ATMOSPHERIC PRESSURE IONIZATION MASS SPECTROMETRY	EPO	Issued	20010998808	11/28/2001	1337827	6/4/2004	MDS Inc., d/b/a/ MDS Sciex
A METHOD OF REDUCING SPACE CHARGE IN A LINEAR ION TRAP MASS SPECTROMETER	EPO	Issued	20020754034	8/14/2002	1421600	6/22/2005	MDS Inc., d/b/a/ MDS Sciex
METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS	EPO	Issued	20030724745	5/29/2003	1508156	11/15/2006	MDS Inc., d/b/a/ MDS Sciex
ATMOSPHERIC PRESSURE CHARGED PARTICLE DISCRIMINATOR FOR MASS SPECTROMETRY	EPO	Pending	20040775770	2/13/2004			MDS Sciex

Patent Title	Country	Status	App/Serial No.	Filing Date	Patent No.	Issue Date	Owner
SYSTEM AND METHOD FOR ANALYSIS OF COMPOUNDS USING A MASS SPECTROMETER	EPO	Pending	20060752737	6/2/2006			MDS Inc., d/b/a/ MDS Sciex
ATMOSPHERIC PRESSURE PHOTOIONIZATION (APPI): A NEW IONIZATION METHOD FOR LIQUID CHROMATOGRAPHY-MASS SPECTROMETRY	Japan	Pending	2001-535208	10/26/2000			MDS Inc., d/b/a/ MDS Sciex
METHOD AND SYSTEM FOR HIGH-THROUGHPUT QUANTITATION OF SMALL MOLECULES USING LASER DESORPTION AND MULTIPLE-REACTION-MONITORING	Japan	Pending	2003-580837	3/27/2003			MDS Sciex
METHOD AND APPARATUS FOR SAMPLE DEPOSITION	Japan	Pending	2007-553430	2/8/2006		.	MDS Inc., d/b/a/ MDS Sciex
SYSTEM AND METHOD FOR ANALYSIS OF COMPOUNDS USING A MASS SPECTROMETER	Japan	Pending	2008-513882	6/2/2006			MDS Inc., d/b/a/ MDS Sciex
METHOD AND APPARATUS FOR SAMPLE DEPOSITION	WIPO	Publ.	PCT/CA2006/000168	2/8/2006	2006084354	8/17/2006	MDS Inc., d/b/a/ MDS Sciex
METHOD AND APPARATUS FOR MASS SELECTIVE AXIAL TRANSPORT USING PULSED AXIAL FIELD	WIPO	Publ.	PCT/CA2006/000895	6/2/2006	2007062498	6/7/2007	MDS Inc., d/b/a/ MDS Sciex
AUTOMATED ANALYSIS OF COMPLEX MATRICES USING MASS SPECTROMETER	WIPO	Publ.	PCT/CA2006/001999	12/7/2006	2007065266	6/14/2007	MDS Inc., d/b/a/ MDS Sciex
SYSTEMS AND METHODS FOR CALCULATING ION FLUX IN MASS SPECTROMETRY	WIPO	Publ.	PCT/CA2007/000009	1/4/2007	2007076605	7/12/2007	MDS Inc., d/b/a/ MDS Sciex

EXHIBIT 5.14(ii)

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0166CK
MDS SCIEX			Label-free Method for Classificaiton and Characterization of Cellular events

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Label-free Method for Classificaiton and Characterization of Cellular events		PC	Filed	PCT/CA03/01060	7/14/2003		-N/A
Label-free Method for Classificaiton and Characterization of Cellular events		JP	Filed	2005-503785	1/13/2006		-N/A
Label-free Method for Classificaiton and Characterization of Cellular events		CA	Filed	2,531,342	7/14/2003		-N/A
Label-free Method for Classificaiton and Characterization of Cellular events		DE	Granted	1664765	7/14/2003	603 16 044.1-08	-N/A
Label-free Method for Classificaiton and Characterization of Cellular events		GB	Filed	1664765	7/14/2003		-N/A
Label-free Method for Classificaiton and Characterization of Cellular events		US	Filed	10/619,820	7/14/2003		-N/A
Label-free Method for Classificaiton and Characterization of Cellular events		EU	Granted	03817382.9	7/14/2003	1664765	8/29/2007
Label-free Method for Classificaiton and Characterization of Cellular events		FR	Granted	03817382.9	7/14/2003	1664765	8/29/2007
Label-free Method for Classificaiton and Characterization of Cellular events		US	Filed		7/14/2003		-N/A

IP-0168CK
MDS SCIEX			Method & apparatus for detecting molecular binding events

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method & apparatus for detecting molecular binding events		EU	Filed	99904525.5	2/1/1999	0991938	6/30/2004
Bio-assay device and test system for detecting molecular binding events		AU	Issued	24906/99	2/1/1999	745416	7/4/2002
Method & apparatus for detecting molecular binding events		JP	Filed	2000-529595	2/1/1999		-N/A
Bio-assay device and test system for detecting molecular binding events		CA	Issued	2,318,191	2/1/1999		1/15/2009
Bio-assay device and test system for detecting molecular binding events		US	Issued	09/243,194	2/1/1999	6,368,795	4/9/2002

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0169CK
MDS SCIEX				Method and apparatus for detecting molecular binding events

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and apparatus for detecting molecular binding events		US	Issued	09/365,578	8/2/1999	6338968	1/15/2002

IP-0170CK
MDS SCIEX				Bio-Assay Device

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

TEST SYSTEMS AND SENSORS FOR DETECTING MOLECULAR BINDING EVENTS		DE	Filed	60023711.7	7/27/2000		-N/A
TEST SYSTEMS AND SENSORS FOR DETECTING MOLECULAR BINDING EVENTS		AU	Filed	25723/01	7/27/2000	769226	5/6/2004
TEST SYSTEMS AND SENSORS FOR DETECTING MOLECULAR BINDING EVENTSV		JP	Filed	2001-523864	7/27/2000		-N/A
TEST SYSTEMS AND SENSORS FOR DETECTING MOLECULAR BINDING EVENTS		GB	Filed	1206696	7/27/2000		-N/A
Bio-Assay Device		US	Issued	09/365,978	8/2/1999	6,485,905	11/26/2002
TEST SYSTEMS AND SENSORS FOR DETECTING MOLECULAR BINDING EVENTS		EU	Filed	00989179.7	7/27/2000	1,206,696	11/2/2005

IP-0172CK
MDS SCIEX				SYSTEM AND METHOD FOR DETECTING AND IDENTIFYING MOLECULAR EVENTS IN A TEST SAMPLE

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

System And Method For Detecting And Identifying Molecular Events In A Test Sample		AU	Filed	80235/00	10/13/2000		-N/A
System And Method For Detecting And Identifying Molecular Events In A Test Sample		JP	Filed	2001-530570	10/13/2000		-N/A
System And Method For Detecting And Identifying Molecular Events In A Test Sample		CA	Filed	2,386,193	10/13/2000		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0172CK
(continued)	MDS SCIEX			SYSTEM AND METHOD FOR DETECTING AND IDENTIFYING MOLECULAR EVENTS IN A TEST SAMPLE

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

System And Method For Detecting And Identifying Molecular Events In A Test Sample		US	Filed	09/687,456	10/13/2000		-N/A
System And Method For Detecting And Identifying Molecular Events In A Test Sample		EU	Filed	00970920.5	10/13/2000		-N/A

IP-0173CK
MDS SCIEX				Detection of Ligan/Antiligan Complex Formation by Electromagnetically Detectable bulk Property Measurement

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Detection of Ligan/Antiligan Complex Formation by Electromagnetically Detectable bulk Property Measurement		PC	Filed	PCT/US03/22526	7/17/2002		-N/A
Detection of Ligan/Antiligan Complex Formation by Electromagnetically Detectable bulk Property Measurement		US	Issued	10/198,465	7/17/2002	7,011,948	3/14/2006

IP-0301CK
MDS SCIEX				Pipette-Loaded Bioassay Assembly For Detecting Molecular or Cellular Events

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Pipette-Loaded Bioassay Assembly For Detecting Molecular or Cellular Events		US	Issued	09/880,746	6/12/2001	6,461,808	10/8/2002

IP-0302CK
MDS SCIEX				Coplanar Waveguide Biosensor for Detecting Molecular or Cellular Events

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Coplanar Waveguide Biosensor for Detecting Molecular or Cellular Events		US	Issued	10/226,794	8/23/2002	7,083,985	8/1/2006

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0303CK
MDS SCIEX				Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		PC	Filed	PCT/US2006/010574	3/24/2006		-N/A
Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		GB	Filed	2435769	3/24/2006		-N/A
Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		JP	Filed	20080504172	3/24/2006		-N/A
Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		AU	Filed	2006229917	3/24/2006		-N/A
Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		CA	Filed	2,588,447	3/24/2006		-N/A
Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		DE	Filed	112006000743.2	3/24/2006		-N/A
Multiwell Sample Plate with Integrated Impedance Electrodes and Connection Scheme		US	Filed	11/091,065	3/28/2005		-N/A

IP-0324CK
MDS SCIEX			Method & Apparatus for detection of molecular events using temperature control of detection environment

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method & Apparatus for detection of molecular events using temperature control of detection environment	PC	Filed	PCT/US01/12694	-N/A		-N/A
Method & Apparatus for detection of molecular events using temperature control of detection environment	US	Filed	09/837,898	-N/A	6,627,461	9/30/2003

IP-0239MD
MDS Analytical Technologies			Impedance Measurement System with incorporated internal compensation network

Patent Title	Country	Status	Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0239MD (continued)
MDS Analytical Technologies			Impedance Measurement System with incorporated internal compensation network

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Impedance Measurement System with incorporated internal compensation network		US	Issued	11/224354	9/9/2005	7459918	12/2/2008

IP-0325MD
MDS Analytical Technologies			Low volume filtration column devices and method of filtering therwith

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Low volume filtration column devices and method of filtering therwith		US	Pending	10/209508	7/30/2002		-N/A
Low volume filtration column devices and method o ffiltering therwith		US	Issued	09/882530	6/15/2001	7229595	6/12/2007
Low volume filtration column devices and method of filtering therwith		EU	Pending	03772035.6	7/28/2003		-N/A
FILTRATION COLUMNS FOR DIFFERENT VESSEL SIZES AND USE		EU	Pending	02742051.2	6/14/2002		-N/A

IP-0326MD
MDS Analytical Technologies			Nucleic acid amplification

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Nucleic acid amplification		US	Pending	10/942252	9/15/2004		-N/A
Nucleic acid amplification		US	Issued	10/062857	10/25/2001	6794141	9/21/2004

IP-0352MD
MDC			Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		AT	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0352MD (continued)
MDC				Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		BE	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		CH	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		DE	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		DK	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		ES	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		FR	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		GB	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		IT	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		LU	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		SE	Issued	98932469.4	7/28/1998	1040349	9/5/2001

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		AU	Issued	82379/98	7/28/1998	746850	8/15/2002

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		JP	Issued	2000-539350	7/28/1998	3486171	10/24/2003

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0352MD (continued)
MDC			Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		CA	Granted	2,316,966	7/28/1998	2316966	4/8/2008

Positioning and electrophysiological characterization of individual cells and reconstituted membrane systems on microstructured carriers		US	Issued	09/581837	10/13/2000	6758961	7/6/2004

Positioning and Electrophysiological Characterization of Individual Cells and Reconstituted Membrane Systems on Microstructured Carriers		HK	Issued	00107915.7	7/28/1998	1028450B	3/15/2002

IP-0354MD
MDC			Efficient Methods for the Analysis of Ion Channel Proteins

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Efficient Methods for the Analysis of Ion Channel Proteins		US	Filed	12/141048	-N/A		-N/A
Mulitaperture Sample Positioning and Analysis System		US	Pending	11/535064	9/25/2006		-N/A
Mulitaperture Sample Positioning and Analysis System		US	Issued	10/334815	12/31/2002	7387715	6/17/2008
Mulitaperture Sample Positioning and Analysis System		US	Issued	10/229863	8/27/2002	7244349	7/17/2007
Multiaperture Sample Positioning and Analysis System		US	Issued	10/093680	3/7/2002	7201836	4/10/2007

IP-0367MD
MDC			Population Patch Clamp System

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

	Parallel Patch Clamp System	US	Pending	11/222576	9/9/2005		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0369MD
xxxxxxxxxxxxxxx [owner name]		MDS		High-Throughput Electrophysiological Measurement Apparatus

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

System for Rapid Chemical Activation in High-Throughput Electrophysiological Measurements		US	Issued	09/862056	5/21/2001	7067046	6/27/2006
High-Throughput Electrophysiological Measurement Apparatus		US	Issued	09/631909	8/4/2000	6488829	12/3/2002

IP-0370MD
xxxxxxxxxxxxxx [owner name]		MDS		High-Throughput Electrophysiological Measurement Apparatus

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

High-Throughput Electrophysiological Measurement System		US	Issued	10/236684	9/5/2002	7270730	9/18/2007

IP-0373MD
MDC				Method of Positioning Cells for Electrophysiological Testing

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Positioning Cells for Electrophysiological Testing		US	Issued	10/700652	11/3/2003	7429316	9/30/2008
Method of Positioning Cells for Electrophysiological Testing		US	Issued	09/973388	10/9/2001	6776896	8/17/2004

IP-0375MD
AXON		MDS		Low Noise Integrated Circuit Package

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Low Noise Integrated Circuit Package		US	Issued	07/837843	2/18/1992	5285012	3/8/1994

Technologies and Associated Patents
Active Records Only

MDS ID No.		Owner by Assignment	Owner by Agreement		Technology Title

IP-0376MD
	AXON		MDS		Detachable Cell-Delivery System for Patch-Clamp Unit

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Detachable Cell-Delivery System for Patch-Clamp Unit			US	Issued	10/339142	1/9/2003	7056430	6/6/2006

IP-0377MD
	AXON		MDS		Allignment Mechanism for Two-Electorde Voltage-Clamp Perfusion Chamber forElectrophysical Testing of Oocytes

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Allignment Mechanism for Two-Electorde Voltage-Clamp Perfusion Chamber forElectrophysical Testing of Oocytes			US	Issued	09/769609	1/25/2001	6461860	10/8/2002
Alignment Mechanism for Two-Electrode Voltage-Clamp Perfusion Chamber for Electgrophysiological Testing of Oocytes			GB	Issued	0201337.3	1/22/2002	2373583	8/10/2004

IP-0378MD
	AXON		MDS		Wavelength-Selective Mirror Selector

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Optical Pathway Selector			US	Issued	10/001461	10/29/2001	6676266	1/13/2004
Wavelength-Selective Mirror Selector			US	Issued	09/733575	12/8/2000	6309078	10/30/2001

IP-0381MD
	AXON		MDS		Optical mount and method for use thereof

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Optical mount and method for use thereof			US	Issued	10/734878	12/12/2003	6785067	8/31/2004
Optical mount and method for use thereof			US	Issued	10/293790	11/12/2002	6744575	6/1/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0382MD
UNIVERSAL IMAGING CORPORATION		MDS	System and Method for Acquiring Images at Maximum Acquisition Rate While Asynchronously Sequencing Microscope Devices

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

System and Method for Acquiring Images at Maximum Acquisition Rate While Asynchronously Sequencing Microscope Devices		US	Issued	09/638548	8/14/2000	6724419	4/20/2004

IP-0383MD
MDS Analytical Technologies			Rapidly changing dichroic beamsplitter in epifluorescent microscopes

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Rapidly changing dichroic beamsplitter		US	Issued	10/825134	4/16/2004	6927903	8/9/2005
Rapidly changing dichroic beamsplitter in epifluorescent microscopes		US	Issued	09/988889	11/19/2001	6683735	1/27/2004

IP-0387MD
MDS ANALYTICAL TECHNOLOGIES			High efficiency, large field scanning microscope

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

High efficiency, large field scanning microscope		DE	Issued	10004191	2/1/2000	6075886	6/7/2004
High efficiency, large field scanning microscope		US	Issued	10/656728	9/4/2003	6833916	12/21/2004
High efficiency, large field scanning microscope		US	Issued	09/479310	1/6/2000	6628385	9/30/2003

IP-0391MD
MDS ANALYTICAL TECHNOLOGIES			CONSUMABLE FOR LASER CAPTURE MICRODISSECTION AND METHOD OF MANUFACTURE THEREOF

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Consumable for laser capture microdissection		EU	Issued	98950746.2	9/30/1998	1021700	2/4/2004
Consumable for laser capture microdissection		GB	Issued	98950746.2	9/30/1998	1021700	2/4/2004
Consumable for laser capture microdissection		DE	Issued	98950746.2	9/30/1998	69821508	2/4/2004
Consumable for laser capture microdissection		FR	Issued	98950746.2	9/30/1998	1021700	2/4/2004
Consumable for laser capture microdissection		JP	Granted	2000-514115	9/30/1998		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0391MD
(continued)	MDS ANALYTICAL TECHNOLOGIES		CONSUMABLE FOR LASER CAPTURE MICRODISSECTION AND METHOD OF MANUFACTURE THEREOF

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Consumable for laser capture microdissection		CA	Issued	2,306,030	9/30/1998	2,306,030	11/25/2003
CONSUMABLE FOR LASER CAPTURE MICRODISSECTION AND METHOD OF MANUFACTURE		US	Issued	11/276887	3/17/2006	7221447	5/22/2007
Method of manufacturing consumable for laser capture microdissection		US	Issued	08/984983	12/4/1997	5985085	11/16/1999

Consumable for laser capture microdissection		US	Issued	08/984979	12/4/1997	7075640	7/11/2006
Consumable for laser capture microdissection		EU	Pending	02027060.9	9/30/1998		-N/A
Consumable for laser capture microdissection		EU	Pending	02015774.9	9/30/1998		-N/A
Consumable for laser capture microdissection		HK	Issued	01100380.7	9/30/1998		-N/A

IP-0395MD
MDS ANALYTICAL TECHNOLOGIES			Automated laser capture microdissection

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Automated laser capture microdissection		US	Issued	11/331758	1/13/2006	7148966	12/12/2006
Automated laser capture microdissection		US	Issued	10/989206	11/15/2004	7027133	4/11/2006
Automated laser capture microdissection		US	Issued	10/735111	12/12/2003	6870625	3/22/2005
Automated laser capture microdissection		US	Issued	09/707313	11/6/2000	6690470	2/10/2004

IP-0397MD
ARCTURUS BIOSCIENCE, INC.			Method for heating microfluidic circuits and moving fluids

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Apparatus and method for heating microfluidic volumes and moving fluids		US	Issued	10/765536	1/27/2004	7049558	5/23/2006

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0398MD
MDS ANALYTICAL TECHNOLOGIES			Broadband energy absorbing film for laser capture microdissection

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Broadband energy absorbing film for laser capture microdissection		US	Issued	08/800882	2/14/1997	6495195	12/17/2002

IP-0399MD
MDS ANALYTICAL TECHNOLOGIES			Laser capture microdissection (LCM) extraction device and device carrier and method for post LCM fluid

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Laser capture microdissection (LCM) extraction device and device carrier, and method for post-LCM fluid processing		US	Pending	09/844187	4/26/2001		-N/A
LASER CAPTURE MICRODISSECTION (LCM) EXTRACTION DEVICE AND CARRIER AND METHOD FOR LCM FLUID PROCESSING		EU	Pending	06004922.8	3/22/2006		-N/A

LASER CAPTURE MICRODISSECTION (LCM) EXTRACTION DEVICE AND DEVICE CARRIER AND METHOD FOR POST-LCM FLUID PROCESSING		EU	Pending	01932737.8	4/26/2001		-N/A

IP-0400MD
MDS ANALYTICAL TECHNOLOGIES			Interactive and automated tissue image analysis with global training database and variable-abstraction processing in…

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Interactive and automated tissue image analysis with global training database and variable-abstraction processing in…		AU	Granted	2003270687	9/15/2003	2003270687	-N/A
Interactive and automated tissue image analysis with global training database and variable-abstraction processing in…		CA	Pending	2,500,805	9/15/2003		-N/A
Interactive and automated tissue image analysis with global training database and variable-abstraction processing in…		US	Pending	10/662765	9/12/2003		-N/A
Interactive and automated tissue image analysis with global training database and variable-abstraction processing in…		EU	Pending	03752395.8	9/15/2003		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0401MD
MDS ANALYTICAL TECHNOLOGIES			Multiple step fluidic device for laser capture microdissection

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Fluidic extraction of microdissected samples		MX	Pending	2001000691	7/21/1999		-N/A
Fluidic extraction of microdissected samples		JP	Pending	2000561502	7/21/1999		-N/A
Fluidic extraction of microdissected samples		US	Issued	09/357423	7/20/1999	7473401	1/6/2009

IP-0402MD
MDS ANALYTICAL TECHNOLOGIES			Laser capture microdissection on inverted polymer films

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Laser capture microdissection on inverted polymer films		US	Issued	10/982230	11/4/2004	7456938	11/25/2008

IP-0403MD
MDS ANALYTICAL TECHNOLOGIES			Gradient doping of LCM films

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Transfer film for laser microcapture		US	Issued	09/788117	2/16/2001	6887703	5/3/2005

IP-0404MD
MDS ANALYTICAL TECHNOLOGIES			Laser capture microdissection analysis vessel

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Laser capture microdissection analysis vessel		EU	Pending	98903663.7	1/22/1998		-N/A
Laser capture microdissection analysis vessel		CA	Issued	2,280,087	1/22/1998	2,280,087	5/22/2007
Laser capture microdissection analysis vessel		US	Issued	09/227274	1/7/1999	6157446	12/5/2000
Laser capture microdissection analysis vessel		US	Issued	08/797026	2/7/1997	5859699	1/12/1999

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0405MD
MDS ANALYTICAL TECHNOLOGIES			Laser microdissection apparatus and method

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Laser capture microdissection apparatus and method		PC	Pending	PCT/US2005/031897	9/8/2005		-N/A
Laser microdissection apparatus and method		CA	Filed	2580025	9/8/2005		-N/A
Laser capture microdissection method and apparatus		US	Pending	11/222281	9/8/2005		-N/A
Laser microdissection apparatus and method		EU	Filed	05797889.2	9/8/2005		-N/A

IP-0406MD
MDS ANALYTICAL TECHNOLOGIES			Gene expression profiling from FFPE samples

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Gene expression profiling from FFPE samples		MX	Pending	PA/a/2005/003818	10/10/2003		-N/A
Gene expression profiling from FFPE samples		NZ	Granted	539124	10/10/2003	539124	4/9/2009
Gene expression profiling from FFPE samples		CN	Pending	200380103222.6	10/10/2003		-N/A
Gene expression profiling from FFPE samples		AU	Pending	2003282608	10/10/2003		-N/A
Gene expression profiling from FFPE samples		CA	Pending	2,500,603	10/10/2003		-N/A
Gene expression profiling from FFPE samples		US	Issued	10/329282	12/23/2002	7364846	4/29/2008
Gene expression profiling from FFPE samples		EU	Pending	03774797.9	10/10/2003		-N/A

IP-0407MD
MDS ANALYTICAL TECHNOLOGIES			Global linear non-biased nucleic acid amplification

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Global linear non-biased nucleic acid amplification		JP	Pending	2006-507405	3/19/2004		-N/A
Global linear non-biased nucleic acid amplification		EU	Granted	04757932.1	3/19/2004	1608784	12/18/2008
Global linear non-biased nucleic acid amplification		DE	Granted	04757932.1	3/19/2004	60 2004 019 059.4-08	1/14/2009
Global linear non-biased nucleic acid amplification		FR	Granted	04757932.1	3/19/2004	1608784	1/14/2009

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0407MD
(continued)	MDS ANALYTICAL TECHNOLOGIES		Global linear non-biased nucleic acid amplification

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Global linear non-biased nucleic acid amplification		GB	Granted	04757932.1	3/19/2004	1608784	1/14/2009

IP-0408MD
	MDS ANALYTICAL TECHNOLOGIES		Nucleic acid amplification

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Improved nucleic acid ampliflication		CA	Pending	2,477,670	3/14/2003		-N/A
Nucleic acid amplification		US	Pending	10/507932	1/9/2006		-N/A

IP-0409MD
	ARCTURUS BIOSCIENCE INC		LAMINATE TECHNOLOGY FOR LASER CAPTURE MICRODISSECTION LCM SAMPLES

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Processing technology for LCM samples		US	Issued	09/562495	5/1/2000	6528248	3/4/2003

IP-0410MD
	AXON	MDS	Achromatic Beam Switch

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Achromatic Beam Switch		US	Issued	10/280402	10/25/2002	6814454	11/9/2004

IP-0414MD
	xxxxxxxxxxxxxxx	MDS	CLIPR (Glaxo/AffyMax)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date
[owner name]

Technologies and Associated Patents
Active Records Only

MDS ID No.		Owner by Assignment	Owner by Agreement		Technology Title

IP-0414MD
(continued)		xxxxxxxxxxxxxxx [owner name]	MDS		CLIPR (Glaxo/AffyMax)

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Doubly Telecentric Lens and Imaging System for Multiwell Plates			US	Issued	09/407425	9/29/1999	6271972	8/7/2001
Doubly Telecentric Lens and Imaging System for Multiwell Plates			US	Issued	09/038723	3/10/1998	6198577	3/6/2001

IP-0420MD
	xxxxxxxxxxxxxxx		MDS		Method and Apparatus for Quantitative Fluorescence Measurements
[owner name]

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Quantitative Fluorescence Measurements			US	Issued	07/953898	9/30/1992	5355215	10/11/1994

IP-0421MD
	MDC				REFLECTIVE OPTIC SYSTEM FOR IMAGING MICROPLATE READERS

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Reflective Optic System for Imaging Microplate Readers			US	Issued	10/738438	12/17/2003	7265829	9/4/2007

IP-0422MD
	MDC				Light detection device

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Light detection device			US	Issued	10/003030	10/29/2001	6930314	8/16/2005

IP-0423MD
	MDC				Expandable/Compliant Pipettor Head Assembly

Patent Title			Country	Status	Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0423MD
(continued)	MDC		Expandable/Compliant Pipettor Head Assembly

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

PIPETTOR SYSTEMS AND COMPONENTS		US	Pending	10/725074	12/1/2003		-N/A

IP-0424MD
	MDC		INSTRUMENT EXCITATION SOURCE AND CALIBRATION METHOD

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

INSTRUMENT EXCITATION SOURCE AND CALIBRATION METHOD		US	Pending	11/100320	4/5/2005		-N/A

IP-0428MD
	MDS ANALYTICAL TECHNOLOGIES		Sample-holding devices and systems

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Sample-holding devices and systems		US	Issued	09/478819	1/5/2000	6488892	12/3/2002

IP-0433MD
	MDS ANALYTICAL TECHNOLOGIES		Device for Projectile Dispensing of Small Volume Liquid Samples

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Device for Projectile Dispensing of Small Volume Liquid Samples		US	Issued	08/968657	11/12/1997	5964381	10/12/1999

IP-0436MD
	MDS ANALYTICAL TECHNOLOGIES		Light Detection Device

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Light Detection Device		US	Issued	09/062472	4/17/1998	6071748	6/6/2000

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0438MD
	MDS ANALYTICAL TECHNOLOGIES			Light Detection Device Having an Optical-Path Switching Mechanism

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Detection device for light transmitted from a sensed volume		US	Issued	09/629599	7/31/2000	6469311	10/22/2002
Light Detection Device Having an Optical-Path Switching Mechanism		US	Issued	09/160533	9/4/1998	6097025	8/1/2000

IP-0439MD
	MDS ANALYTICAL TECHNOLOGIES			Sample Transporter

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Sample Transporter		US	Issued	09/144575	8/31/1998	6159425	12/12/2000

IP-0440MD
	MDS ANALYTICAL TECHNOLOGIES			Movable Control Unit for High-Throughput Analyzer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Movable Control Unit for High-Throughput Analyzer		US	Issued	09/118341	2/15/2000	6025985	2/5/2002

IP-0441MD
	MDS ANALYTICAL TECHNOLOGIES			Method of Measuring Fluorescence

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Broad Range Light Detection System		US	Issued	10/004647	12/3/2001	6498335	12/24/2002
Broad Range Light Detection System		US	Issued	09/643221	9/19/2000	6326605	12/4/2001

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0445MD
	MDS ANALYTICAL TECHNOLOGIES			Sample Feeder

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Sample Feeder		US	Issued	09/144578	8/31/1998	6499366	12/31/2002

IP-0446MD
	MDS ANALYTICAL TECHNOLOGIES			Floating Head Assembly

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Floating Head Assembly		US	Issued	09/118310	3/7/2000	6033100	3/7/2003

IP-0447MD
	MDS ANALYTICAL TECHNOLOGIES			Chemiluminescence Detection Device

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Chemiluminescence Detection Device		US	Issued	09/146081	9/2/1998	6187267	2/13/2001

IP-0448MD
	MDS ANALYTICAL TECHNOLOGIES			Optical Filter Holder Assembly

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Optical Filter Holder Assembly		US	Issued	09/118141	7/16/1998	6313960	11/6/2001

IP-0451MD
	xxxxxxxxxxxxxxx			Apparatus and Methods for Time-Resolved Spectroscopic Measurement
[owner name]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Apparatus and Methods for Time-Resolved Spectroscopic Measurement		US	Issued	09/765874	1/19/2001	6438582	11/19/2002

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0455MD
	MDS ANALYTICAL TECHNOLOGIES			Photon-Counting Frequency-Domain Fluorometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Frequency-Domain Light Detection Device		US	Issued	09/767579	1/22/2001	6317207	11/13/2001

IP-0456MD
	MDS ANALYTICAL TECHNOLOGIES			Methods and Apparatus for Detecting Nucleic Acid Polymorphisms

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Methods and Apparatus for Detecting Nucleic Acid Polymorphisms		US	Issued	09/494407	1/28/2000	6297018	10/2/2001

IP-0460MD
	MDS ANALYTICAL TECHNOLOGIES			Apparatus and Methods for Luminescence Detection with Improved Read Speed and Signal-to-Noise Ratio

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Light Detection Device with Means for Tracking Sample Site		US	Issued	09/768765	1/23/2001	6310687	10/30/2001

IP-0461MD
	MDS ANALYTICAL TECHNOLOGIES			Intgrated System for Fluid Dispensing and Optical Detection

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Integrated sample-processing system		US	Issued	09/778224	2/6/2001	6838051	1/4/2005
Integrated sample-processing system		US	Issued	09/777343	2/5/2001	6902703	6/7/2005

IP-0463MD
	MDS ANALYTICAL TECHNOLOGIES			Multi-mode light detection system

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0463MD
(continued)	MDS ANALYTICAL TECHNOLOGIES			Multi-mode light detection system

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Multi-mode light detection system		US	Issued	09/710061	11/10/2000	6825921	11/30/2004

IP-0471MD
	MDS ANALYTICAL TECHNOLOGIES			Sample Analyst Systems

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Sample Analyst Systems		US	Issued	10/218897	8/13/2002	6982431	1/3/2006

IP-0474MD
	MDS ANALYTICAL TECHNOLOGIES			Integration to User-Determined Precision for High-Throughput Microplate Readers

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Integration to User-Determined Precision for High-Throughput Microplate Readers		US	Issued	10/445292	5/22/2003	6992761	1/31/2006

IP-0476MD
	MDS ANALYTICAL TECHNOLOGIES			Multiple Chemically Modulated Capacitance Determination

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Multiple Chemically Modulated Capacitance Determination		US	Issued	07/438675	11/17/1989	5164319	11/17/1992

IP-0485MD
	MDS ANALYTICAL TECHNOLOGIES			Releasable Multiwell Plate Cover

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Releasable Multiwell Plate Cover		US	Issued	08/451025	5/31/1995	5604130	2/18/1997

Technologies and Associated Patents
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MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0488MD
MDC			Photometric device

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Photometric device		US	Issued	10/266062	10/7/2002	6693709	2/17/2004
Photometric Device		US	Issued	08/929552	9/15/1997	6151111	11/21/2000
Photometric device		US	Issued	08/228436	4/15/1994	5557398	9/17/1996

IP-0489MD
MDC			Determination of Light Absorption Pathlength in a Vertical-Beam Photometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Determination of Light Absorption Pathlength in a Vertical-Beam Photometer		EU	Granted	95928681.6	7/25/1995		-N/A
Determination of light absorption pathlength in a vertical-beam photometer		US	Issued	09/671557	9/27/2000	6404501	6/11/2002
Determination of Light Absorption Pathlength in a Vertical-Beam Photometer		US	Issued	09/220164	12/23/1998	6188476	2/13/2001
Determination of light Absorption Pathlength in Vertical-Beam Photometer		US	Issued	09/205676	12/4/1998	6320662	11/20/2001
Determination of Light Absorption Pathlength in a Vertical-Beam Photometer		US	Issued	08/886711	7/1/1997	5959738	9/28/1999

IP-0490MD
MDC			Determination of Light Absorption Pathlength in a Vertical-Beam Photometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Determination of Light Absorption Pathlength in a Vertical-Beam Photometer		US	Filed	12/036931	2/25/2008		-N/A
Determination of light absorption pathlength in a vertical-beam photometer		US	Issued	10/316707	12/10/2002	6995844	2/7/2006
Determination of Light Absorption Pathlength in a Vertical-Beam Photometer		US	Issued	09/557750	4/25/2000	6339472	1/15/2002

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0490MD
(continued)	MDC		Determination of Light Absorption Pathlength in a Vertical-Beam Photometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Determination of Light Absorption Pathlength in a Vertical-Beam Photometer		US	Issued	09/220177	12/23/1998	6496260	12/17/2002

IP-0491MD
MDC			Methods and Apparatus for Time Tagging

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Improved Optical System for a Scanning		EU	Pending	99116048.2	8/16/1999		-N/A
Methods and Apparatus for Time Tagging		DE	Issued	60224312.1	2/22/2002	1231472	1/2/2008
Optical System for a Scanning Fluorometer		US	Issued	09/337623	6/21/1999	6236456	5/22/2001
Optimization Systems in a Scanning Fluorometer		US	Issued	09/274796	3/23/1999	6232608	5/15/2001
Scanning Fluorometer		US	Issued	09/274791	3/23/1999	6313471	11/6/2001
Optical System for a Scanning Fluorometer		US	Issued	09/274753	3/23/1999	6316774	11/13/2001
Methods and Apparatus for Time Tagging		CH	Issued	02250913.7	2/22/2002	1231472	1/2/2008
Methods and Apparatus for Time Tagging		FR	Issued	02250913.7	2/22/2002	1231472	1/2/2008
Methods and Apparatus for Time Tagging		GB	Issued	02250913.7	2/22/2002	1231472	1/2/2008

IP-0492MD
MDC			Fluorescence Validation Plate

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Fluorescence Validation Plate		US	Pending	10/879625	6/29/2004		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0493MD
	xxxxxxxxxx [owner name]	MDS	Methods of Assaying Receptor Activity and Constructs Useful in Such Matters

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Inhibition of Barrestin Mediated Effects Prolongs and Potentiates Opioid Receptor-Mediated Analgesia		MX	Pending	PA/a/2002/005530	12/20/2000		-N/A
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		CH	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		CY	Issued	98925260.6	6/4/1998	CY04/1100305	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		DE	Issued	98925260.6	6/4/1998	69822484.1-08	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		DK	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		ES	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		FL	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		FR	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		GB	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		GR	Issued	98925260.6	6/4/1998	3048284	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		IE	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		IT	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		LU	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		NL	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		PT	Issued	98925260.6	6/4/1998	1015608	3/17/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		SE	Issued	98925260.6	6/4/1998	1015608	3/17/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0493MD
(continued)	xxxxxxxxxx [owner name]	MDS	Methods of Assaying Receptor Activity and Constructs Useful in Such Matters

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		CA	Issued	2,305,810	6/4/1998		11/20/2007
Inhibition of Barrestin Mediated Effects Prolongs and Potentiates Opioid Receptor-Mediated Analgesia		IL	Pending	149941	12/20/2000		-N/A
Methods for Assaying Receptor Activity		US	Issued	10/141725	5/9/2002	7138240	11/21/2006
Methods of Assaying Receptor Activity and Constructs Useful in Such Methods		US	Issued	09/772644	1/30/2001	6770449	8/3/2004
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		US	Issued	09/233530	1/20/1999	6110693	8/29/2000
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		US	Issued	08/869568	6/5/1997	5891646	4/6/1999
Methods of Assaying Receptor Activity and Constructs Useful in Such Matters		EU	Pending	04006057.6	6/4/1998		-N/A

IP-0494MD
	MDS ANALYTICAL TECHNOLOGIES		Modified G-Protein Coupled Receptors

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Modified G-Protein Coupled Receptors		US	Issued	11/026435	12/30/2004	7214496	5/8/2007
Methods of Screening Compositions for G Protein-Coupled Receptor Desensitization Inhibitory Activity		US	Issued	10/633438	8/1/2003	7163800	1/16/2007
Modified G-Protein Coupled Receptors		US	Issued	09/993844	11/5/2001	7018812	3/28/2006

IP-0495MD
	xxxxxxxxxx	MDS	Methods of Mediating Diseases Involving Abnormal GPCR Signaling
[owner name]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Constitutively Desensitized G Protein-Coupled Receptors		CA	Pending	2,435,047	1/23/2002		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0495MD
(continued)	xxxxxxxxxxxxxxx [owner name]	MDS	Methods of Mediating Diseases Involving Abnormal GPCR Signaling

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Nucleic acid encoding G-protein coupled receptor with modified DRY motif		US	Issued	10/054616	1/22/2002	7279324	10/9/2007

IP-0496MD
	xxxxxxxxxxxxxxx [owner name]	MDS	A Single-Cell Biosensor for the Measurement of Serum Gastrin in Clinical Hypergastrinemia

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

A Single-Cell Biosensor for the Measurement of GPCR Ligands in a Test Sample		JP	Pending	2003-502456	6/5/2002		-N/A
A Single-Cell Biosensor for the Measurement of GPCR Ligands in a Test Sample		AU	Pending	2002320053	6/5/2002		-N/A
A Single-Cell Biosensor for the Measurement of Serum Gastrin in Clinical Hypergastrinemia		US	Filed	12/398027	3/4/2009		-N/A
A Single-Cell Biosensor for the Measurement of GPCR Ligands in a Test Sample		US	Issued	10/161916	6/4/2002	7541151	6/2/2009

IP-0497MD
	xxxxxxxxxxxxxxx [owner name]	MDS	Automated Methods of Detecting Receptor Activity

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Automated Methods of Detecting Receptor Activity		AU	Granted	2002248597	3/13/2002		5/15/2008
Automated Methods of Detecting Receptor Activity		CA	Pending	2,440,683	3/13/2002		-N/A
Automated Methods of Detecting Receptor Activity		US	Issued	11/084928	3/21/2005	7455982	11/25/2008

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0048
MDS Inc		AB/MDS		Ion Spray with Intersecting Flow

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Ion Spray with Intersecting Flow		EU	Issued	95905498.2	1/9/1995	739533	4/28/1999
Ion Spray with Intersecting Flow		DE	Issued	95905498.2	1/9/1995	69509359.2	-N/A
Ion Spray with Intersecting Flow		GB	Issued	95905498.2	1/9/1995	0739533	-N/A
Ion Generation Using Intersecting Flow		CA	Issued	2,181,040	1/9/1995	2,181,040	9/24/2004
Ion Spray with Intersecting Flow		US	Issued	08/181,529	1/13/1994	5,412,208	5/2/1995

IP-0050
xxxxxxxxxxxxx [owner by assignment]		AB/MDS		Liquid Junction Coupling for Capillary Zone Electrophoresis

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Liquid Junction Coupling for Capillary Zone Electrophoresis		US	Issued	07/311,500	2/16/1989	4,994,165	2/19/1991

IP-0052
MDS Inc & Applied Biosystem		AB/MDS		Mass Spectrometer and Method with Improved Ion Transmission (Collisional Focusing)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mass Spectrometer with Improved Ion Transmission		DE	Issued	893128272	12/8/1998	689 29 392.5-08	4/17/2002
Mass Spectrometer with Improved Ion Transmission		GB	Issued	893128272	12/8/1989	373835	4/17/2002
Mass Spectrometer and Method with Improved Ion Transmission (Collisional Focusing)		CA	Issued	585,694	12/12/1988	1,307,859	9/22/1992
Mass Spectrometer and Method with Improved Ion Transmission (Collisional Focusing)		JP	Issued	1(1989) 322469	12/12/1989	2821698	9/4/1998
Mass Spectrometer and Method with Improved Ion Transmission		US	Issued	07/437,047	11/15/1989	4,963,736	10/16/1990
Mass Spectrometer and Method with Improved Ion Transmission (Collisional Focusing)		DE	Issued	011070026	12/8/1989	689 29 513.8	2/4/2004
Mass Spectrometer and Method with Improved Ion Transmission (Collisional Focusing)		GB	Issued	011070026	12/8/1989	1122763	2/4/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0056
MDS Inc & Applied Biosystem		AB/MDS		Mass Spectrometer with Method for Real Time Removal of Background Signal

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mass Spectrometer with Method for Real Time Removal of Background Signal		CA	Issued	2,299,574	2/24/2000		-N/A
Mass Spectrometer with Method for Real Time Removal of Background Signal		US	Issued	09/512,603	2/25/2000	6,525,312	2/25/2003

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0058
MDS Inc & Applied Biosystem		AB/MDS		Mass Spectrometer with Radial Ejection (Quadrupole with Radial Ejection)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mass Spectrometer with Radial Ejection (Quadrupole with Radial Ejection)		US	Issued	08/514,369	8/11/1995	5,576,540	11/19/1996

IP-0062
xxxxxxxxxxxxxx [owner by assignment]		AB/MDS		Method and Apparatus for Selective Collision Induced of Ions In a Quadrupole Ion Guide

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Selective Collision Induced of Ions In a Quadrupole Ion Guide		GB	Issued	98956740.9	11/27/1998	1051733	8/18/2004
Method and Apparatus for Selective Collision Induced of Ions In a Quadrupole Ion Guide		FR	Issued	98956740.9	11/27/1998	1051733	8/18/2004
Method and Apparatus for Selective Collision Induced of Ions In a Quadrupole Ion Guide		DE	Issued	98956740.9	11/27/1998	698250789.8-08	8/18/2004
Method and Apparatus for Selective Collision Induced Disassociation of Ions In a Quadrupole Ion Guide		CA	Issued	2,312,754	11/27/1998	2,312,754	10/9/2007
Method and Apparatus for Selective Collision Induced Disassociation of Ions In a Quadrupole Ion Guide		US	Issued	09/555,686	6/2/2000	6,512,226	1/28/2003

IP-0063
MDS Inc & Applied Biosystem		AB/MDS		Method and Apparatus for Background Reduction for An RF-Only Mass Analyzer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Quadrupole Mass Analyzer and Method of Operation in RF only Mode to Reduce Background Signal		US	Issued	09/238,549	1/28/1999	6,194,717	2/27/2001

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0067
xxxxxxxxxxxxxxx		AB/MDS		Method and Apparatus for Multiple Stages of Mass Spectrometry
	[owner by arrangement]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Multiple Stages of Mass Spectrometry		CA	Issued	2,255,188	12/2/1998	2255188	11/18/2008
Method and Apparatus for Multiple Stages of Mass Spectrometry		US	Issued	09/857,234	11/30/1999	6,833,544	12/21/2004

IP-0069
MDS Inc & Applied Biosystem		AB/MDS		Improved Ion Selection in Pseudo Neutral Loss Scan

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method, System and Computer Software Product for Specific Identification of Reaction Pairs Associated By Specific Neutral Differences		PC	Filed	PCT/CA2006/001340	8/16/2006		-N/A
Method, System and Computer Software Product for Specific Indentification of Reaction Pairs Associated by Specific Neutral Differences		JP	Filed	2008-536888	8/16/2006		-N/A
Improved Ion Selection in Pseudo Neutral Loss Scan		CA	Filed	2,629,746	8/16/2006		-N/A
Improved Ion Selection in Pseudo Neutral Loss Scan		US	Issued	11/260,222	10/28/2005	7,417,223	8/26/2008
Improved Ion Selection in Pseudo Neutral Loss Scan		EU	Filed	06775115.6	8/16/2006		-N/A

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0074
MDS Inc & Applied Biosystem		AB/MDS		Method for Improved Signal To Noise for Multiply Charged Ions

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Improved Signal to Noise for Multiply Charged Ions		CA	Issued	2,237,255	5/8/1998	2,237,255	7/24/2007
Method for Improved Signal To Noise for Multiply Charged Ions		US	Issued	09/081,552	5/20/1998	6,166,378	12/26/2000

IP-0075
MDS Inc & Applied Biosystem		AB/MDS		Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry		AU	Issued	2002221395	11/28/2001	2002221395	10/5/2006
Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry		CA	Filed	2,430,512	11/28/2001		-N/A
Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry		US	Issued	09/726,042	11/30/2000	6,700,120	3/2/2004
Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry		GB	Issued	019988088	11/28/2001	1337827	-N/A
Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry		DE	Issued	019988088	11/28/2001	60103926.2-08	-N/A
Method for Improving Signal To Noise Ratios for Atmospheric Pressure Ionization Mass Spectrometry		FR	Issued	019988088	11/28/2001	1337827	-N/A

IP-0076
MDS Inc & Applied Biosystem		AB/MDS		Method for Increase Resolution In Tandem Mass Spectrometry (Collsion Cell)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for Increase Resolution In Tandem Mass Spectrometry (Collision Cell)		IT	Issued	933029647	4/16/1993	0567276	4/1/1998
Method for Increase Resolution In Tandem Mass Spectrometry (Collsion Cell)		CH	Issued	933029647	4/16/1993	0567276	4/1/1998
Method for Increase Resolution In Tandem Mass Spectrometry		DE	Issued	933029647	4/16/1993	69317693.8	-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0076 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Method for Increase Resolution In Tandem Mass Spectrometry (Collsion Cell)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for Increase Resolution In Tandem Mass Spectrometry (Collsion Cell)		EU	Issued	93302964.7	4/16/1993	0567276	4/1/1998
Method for Increase Resolution In Tandem Mass Spectrometry (Collsion Cell)		CA	Issued	2,090,217	2/23/1993	2,090,217	3/16/1999
Method for Increase Resolution In Tandem Mass Spectrometry		US	Issued	07/873,149	4/24/1992	5,248,875	9/28/1993

IP-0079
MDS Inc & Applied Biosystem		AB/MDS		Method of Chemical Ionization at Reduced Pressure

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Chemical Ionization at Reduced Pressure		US	Issued	10/316,933	12/12/2002	6,969,848	11/29/2005

IP-0080
MDS Inc & Applied Biosystem		AB/MDS		Method of Mass Spectrometry, To Enhance Separation of Ions with Different Charges (Multiply Charged Enhancement Scan for Ion Traps) (Working Title) (Virus) (Charge Separation)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Mass Spectrometry, To Enhance Separation of Ions with Different Charges (Multiply Charged Enhancement Scan for Ion Traps) (Working Title) (Virus) (Charge Separation)		JP	Issued	2003-500542	5/23/2002	4163612	8/1/2008
Method of Mass Spectrometry, To Enhance Separation of Ions with Different Charges		CA	Filed	2,447,954	5/23/2002		-N/A
Method of Mass Spectrometry, To Enhance Separation of Ions with Different Charges (Multiply Charged Enhancement Scan for Ion Traps) (Working Title) (Virus) (Charge Separation)		US	Issued	09/942,586	8/31/2001	7,041,967	5/9/2006
Method of Mass Spectrometry, To Enhance Separation of Ions with Different Charges (Multiply Charged Enhancement Scan for Ion Traps) (Working Title) (Virus) (Charge Separation)		EU	Filed	02729711.8	5/23/2004		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0081
	MDS Inc & Applied Biosystem	AB/MDS		Method of Operating a Mass Spectrometer Including a Low Level Resolving DC Input To Improve Signal To Noise Ratio

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Operating a Mass Spectrometer Including a Low Level Resolving DC Input To Improve Signal To Noise Ratio		DE	Issued	989498498	10/29/1998	1027720	-N/A
Method of Operating a Mass Spectrometer Including a Low Level Resolving DC Input To Improve Signal To Noise Ratio		FR	Issued	989498498	10/29/1998	1027720	-N/A
Method of Operating a Mass Spectrometer Including a Low Level Resolving DC Input To Improve Signal To Noise Ratio		GB	Issued	989498498	10/29/1998	1027720	-N/A
A Method of Operating a Mass Spectrometer Including a Low Level Resolving DC Input to Improve Signal to Noise Ratio (Resolving DC for RF-Only Quadrupole)		CA	Issued	2,307,116	10/29/1998		2/5/2008
Method of Operating a Mass Spectrometer Including a Low Level Resolving DC Input To Improve Signal To Noise Ratio		US	Issued	08/961,771	10/31/1997	5,998,787	12/7/1999

IP-0082
MDS Inc		AB/MDS		Method of Phosphorus Quantitation In Biological Samples (Working Title) Aka Phosphorus/Sulfer Method (P/S)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Phosphorus Quantitation In Biological Samples (Working Title) Aka Phosphorus/Sulfer Method (P/S)		JP	Filed	2003-514581	7/17/2002	4159987	7/25/2008
Method for Phosphorus Quantitation		CA	Filed	2,453,556	7/17/2002		-N/A
Method of Phosphorus Quantitation In Biological Samples (Working Title) Aka Phosphorus/Sulfer Method (P/S)		US	Issued	10/198,099	7/19/2002	6,875,618	4/5/2005
Method of Phosphorus Quantitation In Biological Samples (Working Title) Aka Phosphorus/Sulfer Method (P/S)		EU	Filed	02750693.0	7/17/2002		-N/A

IP-0083
xxxxxxxxxxxxxxx		AB/MDS		Method of Protein Analysis (Trypsin)
[owner name]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Protein Analysis		CA	Issued	614,552	9/29/1989	1,340,966	4/18/2000
Method of Protein Analysis		US	Issued	09/357,476	7/20/1999	6,440,687 B1	8/27/2002

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

	IP-0083 (continued)
xxxxxxxxxxxxxxx		AB/MDS		Method of Protein Analysis (Trypsin)
[owner name]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Protein Sequencing by Mass Spectrometry (Trypsin)		US	Issued	07/994477	12/21/1992	5,952,653	9/14/1999

IP-0084
MDS Inc & Applied Biosystem		AB/MDS		Method of Quantitation Using Maldi with a Triple Quadrupole Mass Spectrometer: Omaldi on a Triple Quad

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and System for Hight Throughput Quantitation of Small Molecules using Laser Desorption an Multiple-Reaction Monitoring		JP	Filed	504361816	3/27/2003		-N/A
Method and System for Hight Throughput Quantitation of Small Molecules using Laser Desorption an Multiple-Reaction Monitoring		CA	Filed	2,477,835	3/27/2003		-N/A
Method and System for Hight Throughput Quantitiation of Small Molecules using laser desrption and multi-reaction-monitoring		US	Issued	11/173,291	6/30/2005	7,388,194	6/17/2008
Method and System for Hight Throughput Quantitation of Small Molecules using Laser Desorption an Multiple-Reaction Monitoring		US	Issued	10/400,322	3/27/2003	6,930,305	8/16/2005
Method of Quantitation Using Maldi with a Triple Quadrupole Mass Spectrometer: Omaldi on a Triple Quad		HK	Filed	05105149.4	6/21/2003		-N/A
Method and System for Hight Throughput Quantitation of Small Molecules using Laser Desorption an Multiple-Reaction Monitoring		EU	Filed	03722936.6	3/27/2003	1488446	-N/A

IP-0085
MDS Inc & Applied Biosystem		AB/MDS		Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)		JP	Issued	2003-522975	8/14/2002	4303108	-N/A
A Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometer		CA	Filed	2,457,631	8/14/2002		-N/A
Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)		US	Issued	10/232,588	8/30/2002	6,627,876	9/30/2003

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0498MD
MDC			Constitutively Translocating Cell Line

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Constitutively Translocating Cell Line		JP	Pending	2004-506454	5/12/2003		-N/A
Constitutively Translocating Cell Line		AU	Pending	2003228956	5/12/2003		-N/A
Constitutively Translocating Cell Line		US	Filed	11/936939	11/8/2007		-N/A
Constitutively Translocating Cell Line		US	Filed	11/936926	11/8/2007		-N/A
Methods of Screening Compounds for GRK6 Modulating Activity		US	Pending	11/040218	1/21/2005		-N/A
Constitutively Translocating Cell Line		US	Issued	10/788197	2/26/2004	7332292	2/19/2008
Constitutively Translocating Cell Line		EU	Granted	03726733.3	5/12/2003	1504030	12/11/2008
Constitutively Translocating Cell Line		HK	Pending	03726733.3	8/8/2005		-N/A
Constitutively Translocating Cell Line		GB	Granted	03726733.3	8/8/2005	1504030	12/11/2008
Constitutively Translocating Cell Line		DE	Granted	03726733.3	8/8/2005	1504030	12/11/2008
Constitutively Translocating Cell Line		FR	Granted	03726733.3	5/12/2003	1504030	12/11/2008

IP-0500MD
MDC			Non-Desensitizing Agonists of GPCR

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Methods of Identifying Reduced Internalization Transmembrane Receptor Agonists		US	Issued	10/693164	10/24/2003	7297503	11/20/2007
Methods of Identifying Reduced Internalization Transmembrane Receptor Agonists		EU	Granted	03777907.1	10/24/2003	1579212	12/31/2008

IP-0501MD
	xxxxxxxxxx [owner name]	MDS	Modified Trafficking Patterns for Arrestin and G-Protein-Coupled Receptors via Arrestin-Ubiquitin Chimera

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Modified Trafficking Patterns for Arrestin and G-Protein-Coupled Receptors via Arrestin-Ubiquitin Chimera		TW	Pending	93101908	1/27/2004		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0501MD
(continued)	xxxxxxxxxx [owner name]	MDS	Modified Trafficking Patterns for Arrestin and G-Protein-Coupled Receptors via Arrestin-Ubiquitin Chimera

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Modified Trafficking Patterns for Arrestin and G-Protein-Coupled Receptors via Arrestin-Ubiquitin Chimera		US	Pending	10/543122	7/21/2005		-N/A

IP-0502MD
MDC			Detecting Responses to Gs-, Gi-, and Gq-Coupled Receptors in the Same Well

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Methods of Screening Compositons for G Protien-Coupled Receptor Agonist Activity		US	Pending	10/572529	3/16/2006		-N/A

IP-0507MD
	MDS ANALYTICAL TECHNOLOGIES		Hapten Derivatized Capture Membrane and Diagnostic Assays Using Such Membrane

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Hapten Derivatized Capture Membrane and Diagnostic Assays Using Such Membrane		US	Issued	08/484968	6/7/1995	5888728	3/30/1999

IP-0508MD
	MDS ANALYTICAL TECHNOLOGIES		Analytical Slide With Porous Filter Membrane

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Analytical Work Station		US	Issued	08/361980	12/22/1994	5529752	6/25/1996
Analytical Slide With Porous Filter Membrane		US	Issued	07/297767	1/17/1989	5252293	10/12/1993

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0512MD
MDS ANALYTICAL TECHNOLOGIES			Chromophoric Reagents for Incorporation of Biotin or Other Haptens Into Macromolecules

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Chromophoric Reagents for Incorporation of Biotin or Other Haptens Into Macromolecules		US	Issued	08/363608	12/23/1994	5614368	3/25/1997
Chromophoric Reagents for Incorporation of Biotin or Other Haptens Into Macromolecules		US	Issued	07/865641	4/9/1992	5180828	1/19/1993

IP-0516MD
MDS ANALYTICAL TECHNOLOGIES			Method for Measuring Cellular Transmembrane Potential Changes

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Improved Method for Measuring Membrane Potential		CA	Pending	2,456,115	2/2/2004		-N/A
Kits for Measuring Cellular Transmembrane Potential Changes		US	Issued	11/020536	12/22/2004	7358064	4/15/2008
Method for Measuring Cellular Transmembrane Potential Changes		US	Issued	09/924797	8/8/2001	6852504	2/8/2005
Improved Method for Measuring Membrane Potential		HK	Pending	04104547.6	6/25/2004		-N/A
Improved Method for Measuring Membrane Potential		EU	Issued	02759289.8	3/1/2004	1421206	4/16/2008
Method for Measuring Cellular Transmembrane Potential Changes		DE	Issued	02759289.8	8/7/2002	1421206	4/16/2008
Method for Measuring Cellular Transmembrane Potential Changes		FR	Issued	02759289.8	8/7/2002	1421206	4/16/2008
Method for Measuring Cellular Transmembrane Potential Changes		GB	Issued	02759289.8	8/7/2002	1421206	4/16/2008

IP-0522MD
MDS ANALYTICAL TECHNOLOGIES			Cyclic Nucleotide Assays

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Cell-signaling assays		US	Pending	10/968869	10/18/2004		-N/A
Cell-signaling assays		US	Issued	09/768661	1/23/2001	6806053	10/19/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0527MD
MDS ANALYTICAL TECHNOLOGIES			Phosphorylation Assays

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Molecular Modification Assays		US	Issued	09/844655	4/27/2001	7070921	7/4/2006
Molecular Modification Assays		EU	Granted	01303960.7	4/30/2001	1156329	10/8/2008
Phosphorylation Assays		EU	Pending	00941332.9	3/6/2001		-N/A
Molecular Modification Assays		EU	Filed		-N/A		-N/A

IP-0528MD
xxxxxxxxxx [owner name]		MDS	Salicylamide-Lanthanide Complexes for Use as Luminescent Markers

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Salicylamide-Lanthanide Complexes for Use as Luminescent Markers		US	Issued	09/507599	2/18/2000	6406297	6/18/2002

IP-0529MD
xxxxxxxxxx [owner name]		MDS	Phthalamide-Lanthanide Complexes for Use as Luminescent Markers

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Phthalamide-Lanthanide Complexes for Use as Luminescent Markers		US	Issued	09/507630	2/18/2000	6515113	2/4/2003

IP-0534MD
MDC			pH Probes for Cell-Based Fluorescence Assays

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

pH Probes for Cell-Based Fluorescence Assays		US	Issued	10/958670	10/4/2004	7507395	3/24/2009
Fluorescent pH indicators for intracellular assays		US	Issued	10/108656	3/27/2002	6800765	10/5/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0539MD
MDS ANALYTICAL TECHNOLOGIES			Modification Assays

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Modification Assays		US	Pending	10/746797	12/23/2003		-N/A

IP-0545MD
MDS ANALYTICAL TECHNOLOGIES			LUMINESCENT LANTHANIDE COMPLEXES

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

LUMINESCENT LANTHANIDE COMPLEXES		PC	Pending	PCT/US2005/035215	9/30/2005		-N/A
LUMINESCENT LANTHANIDE COMPLEXES		CA	Filed	2581639	9/30/2005		-N/A
LUMINESCENT LANTHANIDE COMPLEXES		US	Issued	11/250722	10/14/2005	7517701	4/14/2009

IP-0546MD
xxxxxxxxxx [owner name]		MDS	Bayer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		EU	Issued	97927032.9	-N/A	906572	4/3/2002
Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		US	Issued	10/263607	10/3/2002	7138280	11/21/2006
Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		US	Pending	09/966522	9/28/2001		-N/A
Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		US	Issued	09/966137	9/28/2001	7063952	6/20/2006
Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		US	Issued	09/194099	11/20/1998	6420183	7/16/2002
Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		CA	Issued		11/25/1998	2256629	7/22/2003
Masking Background Fluorescence and Luminescence in Optical Analysis of Biomedical Assays		JP	Issued		-N/A	3452068	9/29/2003

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0548MD
xxxxxxxxxx [owner name]		MDS		Caliper

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

FLUORESCENCE POLARIZATION ASSAYS INVOLVING POLYIONS		NZ	Granted		515384	11/9/2001		12/8/2003

FLUORESCENCE POLARIZATION ASSAYS INVOLVING POLYIONS		AU	Granted		2000051343	5/11/2000	762155	5/5/2003

Assay Methods and Systems		US	Issued		10/609012	6/27/2003	7122659	10/17/2006
Assay Methods and Systems		US	Issued		10/397887	3/26/2003	7150966	12/19/2006
Assay methods and systems		US	Issued		10/057812	1/24/2002	6689565	2/10/2004
FLUORESCENT POLARIZATION ASSAYS INVOLVING MULTIVALENT METAL IONS AND SYSTEMS		US	Issued		09/865044	5/24/2001	6699655	3/2/2004
METHODS OF IDENTIFYING NUCLEIC ACID SEQUENCES USING POLYCATIONS		US	Issued		09/727532	11/28/2000	6436646	8/20/2002
KINASE ASSAYS USING POLYCATIONS		US	Issued		09/569193	5/11/2000	6472141	10/29/2002
Assay methods and systems		US	Issued		09/316447	5/21/1999	6287774	9/11/2001
FLUORESCENCE POLARISATION ASSAYS INVOLVING POLYIONS		EU	Issued		00935963	5/11/2000	1183536	9/29/2004

IP-0550MD
xxxxxxxxxx [owner name]		MDS		Affy

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Systems and methods for detection of labeled materials		US	Issued		10/191420	7/8/2002	6597000	7/22/2003
Support bound probes and methods of analysis using the same		US	Issued		09/864377	10/5/2000	6403320	6/11/2002
Nucleic acid reading and analysis system		US	Issued		09/690191	10/16/2000	6403957	6/11/2002
System, method, and product for symmetrical filtering in scanning of biological materials		US	Issued		09/683219	12/3/2001	6643015	11/4/2003
System, method, and product for pixel clocking in scanning of biological materials		US	Issued		09/683217	12/3/2001	6650411	11/18/2003
System, method, and product for dynamic noise reduction in scanning of biological materials		US	Issued		09/683216	12/3/2001	6490533	12/3/2002

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0550MD
(continued)	xxxxxxxxxx [owner name]	MDS		Affy

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Quantified fluorescence microscopy		US	Issued		09/500626	2/9/2000	6472671	10/29/2002
Systems and methods for high performance scanning		US	Issued		09/383986	8/26/1999	6545264	4/8/2003
Method for scanning gene probe array to produce data having dynamic range that exceeds that of scanner		US	Issued		09/294293	4/19/1999	6171793	1/9/2001
Method and apparatus for imaging a sample on a device		US	Issued		08/708335	9/4/1996	5834758	11/10/1998
Signal detection methods and apparatus		US	Issued		08/456598	6/1/1995	6225625	5/1/2001

IP-0551MD
	AXON	MDS		Polymeric Electrode for Electrophysiological Testing

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Polymeric Electrode for Electrophysiological Testing		US	Issued		10/176183	6/20/2002	6899800	5/31/2005

IP-0552MD
	xxxxxxxxxx [owner name]	MDS		Affymetrix

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Focusing in microscope systems		US	Issued			5/15/1998	6262838	7/17/2001

IP-0553MD
	xxxxxxxxxx [owner name]	MDS		Incyte

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

MULTI-GENES EXPRESSION PROFILE		US	Issued		09/286533	4/5/1999	6291170	9/18/2001
PROCESSES FOR GENETIC MANIPULATIONS USING PROMOTERS		US	Issued		08/922965	9/3/1997	5891636	4/6/1999

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0553MD
(continued)	xxxxxxxxxx [owner name]	MDS		Incyte

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

CHARACTERIZATION OF MRNA PATTERNS IN NEURITES AND SINGLE CELLS FOR MEDICAL DIAGNOSIS AND THERAPEUTICS		US	Issued		08/848131	4/28/1997	5958688	9/23/1999
PROCESSES FOR GENETIC MANIPULATIONS USING PROMOTERS		US	Issued		08/636748	4/19/1996	5716785	2/10/1998

IP-0554MD
MDS ANALYTICAL TECHNOLOGIES				APPARATUS FOR LASER CAPTURE MICRODISSECTION AND METHOD OF OPERATION THEREOF

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Laser capture microdissection method and apparatus		CH	Issued		989062237	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		IE	Issued		989062237	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		LU	Issued		989062237	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		MO	Issued		989062237	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		FR	Issued		989062237	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		GB	Issued		98906223.7	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		IT	Issued		98906223.7	2/5/1998	0958491	5/2/2003
Laser capture microdissection method and apparatus		DE	Issued		19986014041	2/5/1998	69814041	5/2/2003
Laser capture microdissection method and apparatus		JP	Issued		10534945	2/5/1998	3786711	3/31/2006
Laser capture microdissection vacuum hold-down		US	Issued		10/722272	11/25/2003	6924889	8/2/2005
Laser capture microdissection translation stage joystick		US	Issued		10/635721	8/5/2003	7012676	3/14/2006
Laser capture microdissection optical system		US	Issued		10/272879	10/17/2002	6700653	3/2/2004
Laser capture microdissection optical system		US	Issued		09/617742	7/17/2000	6512576	1/28/2003
Laser capture microdissection vacuum hold-down		US	Issued		09/121691	7/23/1998	6697149	2/24/2004
Laser capture microdissection translation stage joystick		US	Issued		09/121677	7/23/1998	6639657	10/28/2003
Laser capture microdissection optical system		US	Issued		09/121635	7/23/1998	6215550	4/10/2001
Laser capture microdissection pressure plate and transfer arm		US	Issued		09/058711	4/10/1998	6184973	2/6/2001
Laser capture microdissection method and apparatus		US	Issued		09/018452	2/4/1998	6469779	10/22/2002
Laser capture microdissection method and apparatus		EU	Issued		02024380.4	2/5/1998	1288645	5/7/2007

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0557MD
	MDC			Multi-Assay Plate Cover for Elimination of Meniscus

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Multi-Assay Plate Cover for Elimination of Meniscus		US	Issued	08/879083	6/19/1997	6074614	6/13/2000

IP-0588MD
	MDS ANALYTICAL TECHNOLOGIES			Improving Uniformity in Slide Scanning

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Improving Uniformity in Slide Scanning		PC	Filed	PCT/US09/40236	4/10/2009		-N/A
Improving Uniformity in Slide Scanning		US	Filed	61/044455	4/11/2008		-N/A

IP-0593MD
	MDS ANALYTICAL TECHNOLOGIES			Method of multinucleated cells identification for micronuclei scoring

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of multinucleated cells identification for micronuclei scoring		US	Filed	12/316497	12/12/2008		-N/A

IP-0619MD
	MDS ANALYTICAL TECHNOLOGIES			Vibration Control

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Vibration Control in Scanners		PC	Filed	PCT/US09/40382	4/13/2009		-N/A
Vibration Control		US	Filed	61/044439	4/11/2008		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0620MD
	MDS ANALYTICAL TECHNOLOGIES			2.5 Micron Scanner

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Systems for Reducing Scanner Image Distortion		US	Filed	61/168928	4/13/2009		-N/A

IP-0638MD
	xxxxxxxxxx [owner name]	MDS		RAPID ASSAYS FOR NEUROTRANSMITTER TRANSPORTERS

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

RAPID ASSAYS FOR NEUROTRANSMITTER TRANSPORTERS		US	Issued	10/656897	9/5/2003	7318917	1/15/2008

RIDER A

PATENTS

Exhibit 5.14(ii)4

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issued Date	Owner	Comments
DNA DETECTION METHOD	United States	Issued	07/558252	7/24/1990	5011770	4/30/1991	MDS Analytical Technologies (US) Inc.
SINGLE SOURCE MULTI-SITE PHOTOMETRIC MEASUREMENT SYSTEM	United States	Issued	07/639313	1/8/1991	5112134	5/12/1992	Molecular Devices Corporation **
HAPTEN DERIVATIZED CAPTURE MEMBRANE AND DIAGNOSTIC ASSAYS USING SUCH MEMBRANE	United States	Issued	09/281532	3/30/1999	6291169	9/18/2001	MDS Analytical Technologies (US) Inc.
PIPETTE TIP HOLDER	United States	Issued	09/703472	10/31/2000	6550349	4/22/2003	Molecular Devices Corporation **	Next fee due 4/22/2010
APPARATUS AND METHODS FOR THE GENERATION OF ELECTRIC FIELDS WITHIN MICROPLATES	United States	Pending	10/949040	9/24/2004			N/A*	Not verified.

[4]
The information on this Rider is deemed valid; provided that either party may propose clarifications or corrections within fourteen (14) days of the signing of the Agreement, all such proposed clarifications and corrections subject to the reasonable mutual agreement of the parties.

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issued Date	Owner	Comments
AUTOMATED MICRODISSECTION INSTRUMENT	United States	Pending	11/236045	9/26/2005			MDS Analytical Technologies (US) Inc.	Pub. No. US 2006-0139621 A1 06/26/2006
MOLECULAR MODIFICATION ASSAYS	United States	Allowed	11/241872	9/30/2005			MDS Analytical Technologies (US) Inc.	Notice of Allowance mailed 7/10/2009
LASER CAPTURE MICRODISSECTION METHOD AND APPARATUS	Canada	Pending	2279992	2/5/1998			MDS Analytical Technologies (US) Inc.
3’ BIASED MICROARRAYS	European	Pending	04754225.3	6/2/2004			MDS Analytical Technologies (US) Inc.	Pub. No. 1633891 3/15/2006 under examination
INTEGRATED FLUID DELIVERY AND ANALYSIS SYSTEM	European	Pending	02250913.7	2/11/2002			MDS Analytical Technologies (US) Inc.	Published 12/18/2002 Pub No. 1231472
POSITIONING AND ELECTROPHYSIOLOGICAL CHARACTERIZATION OF INDIVIDUAL CELLS AND RECONSTITUTED MEMBRANE SYSTEMS ON MICROSTRUCTURED CARRIERS	European	Issued	98932469.4	7/28/1998	1040349	7/28/1998	Molecular Devices Corp. **

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issued Date	Owner	Comments
GENE EXPRESSION PROFILING FROM FFPE SAMPLES	Japan	Issued	20040543735	10/10/2003	501857	1/19/2006	Arcturus Bioscience Inc.**
PARALLEL PATCH CLAMP SYSTEM	PCT	Pending	PCT/US2005/032044	9/9/2005			Molecular Devices Corporation **

*     Please confirm current ownership.
**   Please update title to MDS Analytical Technologies (US) Inc.

[The information on this Rider is deemed valid; provided that either party may propose clarifications or corrections within fourteen (14) days of the signing of the Agreement, all such proposed clarifications and corrections subject to the reasonable mutual agreement of the parties]

EXHIBIT 5.14(iii)

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0001
MDS Inc		AB/MDS	A Method of and Apparatus For Ionizing an Analyte And Ion Source Probe for Use Therewith (Cyclops) (API 4000)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

A Method of and apparatus for Ionizing an Analyte and ion source (API 4000)		JP	Filed	2002-579792	4/9/2002		-N/A
A Method of and apparatus for Ionizing an Analyte and ion source		CA	Filed	2,443,540	4/9/2002		-N/A
A Method of and apparatus for ionizing an analyte and ion source probe for use therewith		US	Issued	10/118,343	4/9/2002	6,759,650	7/6/2004
A Method of and Apparatus For Ionizing an Analyte And Ion Source Probe for Use Therewith (Cyclops) (API 4000)		EU	Filed	02721889.0-2204	4/9/2002		-N/A

IP-0005
MDS Inc		AB/MDS	Analysis Technique, Incorporating Selectively Induced Collision Dissociation and Subtraction of Spectra

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Analysis Technique, Incorporating Selectively Induced Collision Dissociation and Subtraction of Spectra (MS/MS ANALYSIS)		US	Issued	09/592,436	6/12/2000	6,992,285	1/31/2006

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0009
MDS Inc		AB/MDS		Apparatus and Method for MS-Nth in Tandem Mass Spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Apparatus and Method for MS-Nth in Tandem Mass Spectrometry		CA	Filed		2,431,809	12/14/2001		-N/A
Apparatus and Method for MS-Nth in Tandem Mass Spectrometry		US	Issued		10/433,473	12/14/2001	7,145,133	12/5/2006

IP-0011
	xxxxxxxxxxxxxxx [owner by assignment]	AB/MDS		Atmospheric Pressure Ion Lens for Generating a Larger and More Stable Ion Flux

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Atmospheric Pressure Ion Lens for Generating a Larger and more Stable Ion Flux		CA	Filed		2,409,860	5/22/2001		-N/A
Atmospheric Pressure Ion Lens for Generating a Larger and more Stable Ion Flux		US	Issued		10/275,990	5/22/2001	7,067,804	6/27/2006
Atmospheric Pressure Ion Lens for Generating a Larger and More Stable Ion Flux		GB	Issued		01935868.8	5/22/2001	1290712	4/9/2008
Atmospheric Pressure Ion Lens for Generating a Larger and More Stable Ion Flux		FR	Issued		01935868.8	5/22/2001	1290712	4/9/2008
Atmospheric Pressure Ion Lens for Generating a Larger and More Stable Ion Flux		DE	Issued		01935868.8	5/22/2001	1290712	4/9/2008

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0012
MDS Inc		AB/MDS		Atmospheric Pressure Photoionization (APPI)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Atmospheric Pressure Photoionization (APPI)		DE	Filed	1226602	10/26/2000		-N/A
Atmospheric Pressure Photoionization (APPI)		FR	Filed	1226602	10/26/2000		-N/A
Atmospheric Pressure Photoionization (APPI): New Ionization Method for Liquid Chromatography-Mass Spectrometry		AU	Filed	11221/01	10/26/2000		-N/A
Atmospheric Pressure Photoionization (APPI)		US	Issued	09/697,401	10/27/2000	6,534,765	3/18/2003

IP-0014
MDS Inc		AB/MDS		Axial Ejection In a Multipole Mass Spectrometer (Virus)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Axial Ejection In a Multipole Mass Spectrometer (Virus)		DE	Issued	999233513	6/1/1999	1084507	-N/A
Axial Ejection In a Multipole Mass Spectrometer (Virus)		FR	Issued	999233513	6/1/1999	1084507	-N/A
Axial Ejection In a Multipole Mass Spectrometer (Virus)		GB	Issued	999233513	6/1/1999	1084507	-N/A
Axial Ejection In a Multipole Mass Spectrometer (Virus)		DE	Issued	979236866	6/2/1997	69715190.5	9/4/2002
Axial Ejection In a Multipole Mass Spectrometer (Virus)		GB	Issued	979236866	6/2/1999	0902963	9/4/2002
Axial Ejection In a Multipole Mass Spectrometer (Virus)		JP	Issued	9(1997)537473	6/2/1997	3818671	6/23/2006
Axial Ejection In a Multipole Mass Spectrometer (Virus)		AU	Issued	29461/97	6/2/1997	718774	-N/A
Axial Ejection In a Multipole Mass Spectrometer (Virus)		CA	Issued	2,256,028	6/2/1997	2,256,028	1/16/2007
Axial Ejection In a Multipole Mass Spectrometer (Virus)		CA	Issued	2,239,399	6/2/1998	2,239,399	4/6/2004
Axial Ejection In a Multipole Mass Spectrometer (Virus)		US	Issued	09/087,909	6/1/1998	6,177,668	1/23/2001

IP-0017
MDS Inc & Applied Biosystem		AB/MDS		Boundary Activated Dissociation in Rod-Type Mass Spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Boundary Activated Dissociation in Rod-Type Mass Spectrometer		US	Issued	09/084,778	5/27/1998	6,015,972	1/18/2000

IP-0036
MDS Inc & Applied Biosystem		AB/MDS		High Intensity Ion Source

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

High Intensity Ion Source		CA	Issued	2,305,071	4/12/2000		-N/A
High Intensity Ion Source		US	Issued	09/548,281	4/12/2000	6,586,731	7/1/2003

IP-0037
MDS Inc & Applied Biosystem		AB/MDS		High Pressure MS/MS System

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

High Pressure MS/MS System		CA	Issued	2,236,199	4/28/1998	2,236,199	10/3/2006
High Pressure MS/MS System		US	Issued	09/066,556	4/28/1998	6,093,929	7/25/2000

IP-0040
MDS Inc & Applied Biosystem		AB/MDS		Method and Apparatus for improving duty cycle in Mass Spectrometry (Efficient Injection)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Ion Guide For Mass Spectrometer		PC	Filed	PCT/CA2005/000685	5/5/2005		-N/A

Ion Guide For Mass Spectrometer		JP	Filed	2007-511800	11/2/2006		-N/A
Ion Guide For Mass Spectrometer		CA	Filed	2,565,455	5/5/2005		-N/A
Ion Guide For Mass Spectrometer		US	Issued	11/122,034	5/5/2005	7,456,388	11/25/2008

Technologies and Associated Patents
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MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0040 (continued)
	MDS Inc & Applied Biosystem	AB/MDS		Method and Apparatus for improving duty cycle in Mass Spectrometry (Efficient Injection)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Ion Guide For Mass Spectrometer		EU	Filed		05742596.9	5/5/2005		-N/A

IP-0041
	MDS Inc & Applied Biosystem	AB/MDS		Improvements in MS/MS Methods for a Quadrupole/Time of Flight Tandem Mass Spectrometer

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Improvements in MS/MS Methods for a Quadrupole/Time of Flight Tandem Mass Spectrometer		CA	Issued		2,255,122	12/4/1998	2,255,122	10/9/2007
Parent Ion Scan Method		US	Issued		09/864,872	5/25/2001	6,507,019	1/14/2003
MS/MS Scan Methods for a Quadrupole/Time of Flight Tandem Mass Spectrometer		US	Issued		09/316,388	5/21/1999	6,285,027	9/4/2001

IP-0045
	MDS Inc & Applied Biosystem	AB/MDS		Ion Mobility Spectrometer in Combination with MS Device

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Ion Mobility Spectrometer Incorporating an Ion Guide in Combination with an MS Device		US	Issued		10/004,800	12/7/2001	6,744,043	6/1/2004

IP-0046
	MDS Inc & Applied Biosystem	AB/MDS		Ion Source

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Ion Source		CA	Issued		2,245,022	8/13/1998	2,245,022	6/12/2007
Ion Source		US	Issued		09/136312	8/19/1998	6,184,522	2/6/2001

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0085 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)		GB	Issued		02754034.3	8/14/2002	1421600	6/22/2005
Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)		FR	Issued		02754034.3	8/14/2002	1421600	6/22/2005
Method of Reducing Space Charge in a Linear Ion Trap Mass Spectrometry (Virus)		DE	Issued		02754034.3	8/14/2002	602 04 785.4-08	6/22/2005

IP-0086
MDS Inc & Applied Biosystem		AB/MDS		Method of Reduction of Chemical Background in Electrospray Mass Spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method of Reduction of Chemical Background in Electrospray Mass Spectrometry`		CA	Issued		2,307,399	5/2/2000	2,307,399	10/3/2006
Method of Reduction of Chemical Background in Electrospray Mass Spectrometry		US	Issued		09/845,766	5/2/2001	6,590,204	7/8/2003

IP-0095
MDS Inc		AB/MDS		Multipole Inlet System for Ion Traps

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Multipole Inlet System for Ion Traps		GB	Issued		92307409.0	8/13/1992	0529885	12/6/1995
Multipole Inlet System for Ion Traps		DE	Issued		92307409.0	8/13/1992	69206523.7-08	12/6/1995
Multipole Inlet System for Ion Traps		US	Issued		749,369	8/23/1991	5,179,278	1/12/1993
Multipole Inlet System for Ion Traps		CA	Issued		2,075,428	8/6/1992	2,075,428	5/19/1998

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0098
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		QUADRUPOLE MASS FILTERS WITH ADDED HEXAPOLE FIELDS
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for providing two dimensional substantially Quadrupole fields having selected Hexapole components		PC	Filed		PCT/CA2004/001608	9/1/2004		-N/A
QUADRUPOLE MASS FILTERS WITH ADDED HEXAPOLE FIELDS		JP	Filed		2006-527232	9/1/2004		-N/A
QUADRUPOLE MASS FILTERS WITH ADDED HEXAPOLE FIELDS		CA	Filed		2,539,221	9/1/2004		-N/A
Method and Apparatus for providing two dimentional substantially Quadrupole fields having selected Hexapole components		US	Issued		10/943,069	9/17/2004	7,141,789	11/28/2006
METHOD AND APPARATUS FOR PROVIDING TWO-DIMENTIONAL SUBSTANTIALLY QUADRUPOLE FIELDS HAVING SELECTED HEXAPOLE COMPONENTS		EU	Filed		04761772.5	9/1/2004		-N/A

IP-0100
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Multi-Sprayer Ion Lens (AGT-0052 & AGT-0054)
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

High Throughput Ion Source with Multiple Sparyers and Ion Lenses		CA	Filed		2,444,731	11/28/2001		-N/A
High Throughput Ion Source with Multiple Sprayers and Ion Lenses		US	Issued		10/475,295	11/28/2001	7,399,961	7/15/2008
High Throughput Ion Source with Multiple Sparyers and Ion Lenses		EU	Filed		01274153.4	11/28/2001		-N/A

IP-0104
MDS Inc & Applied Biosystem		AB/MDS		Parallel Sample Introduction Electrospray Mass Spectrometer with Electronic Indexing Through Multiple Ion Entrance Orifices

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Parallel Sample Introduction Electrospray Mass Spectrometer with Electronic Indexing Through Multiple Ion Entrance Orifices		AU	Issued		24954/01	12/14/2000	777133	2/17/2005
Parallel Sample Introduction Electrospray Mass Spectrometer with Electronic Indexing Through Multiple Ion Entrance Orifices		JP	Filed		2001-545834	12/14/2000	2003-521800	-N/A
Parallel Sample Introduction Electrospray Mass Spectrometer with Electronic Indexing Through Multiple Ion Entrance Orifices		CA	Issued		2,394,583	12/14/2000		-N/A
Parallel sample introduction electrospray mass spectrometer with electronic indexing through multiple ion entrance orifices		US	Issued		10/148,888	12/14/2000	6,784,422	8/31/2004

IP-0106
MDS Inc & Applied Biosystem		AB/MDS		Quadrupole Mass Spectrometer with an Ion Trap to Enhance Sensitivity (Virus)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Quadrupole Mass Spectrometer with an Ion Trap to Enhace Sensitivity (VIRUS) (QTRAP)		AU	Issued		49058/00	5/26/2000	780291	6/30/2005

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0106 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Quadrupole Mass Spectrometer with an Ion Trap to Enhance Sensitivity (Virus)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date
Quadrupole Mass Spectrometer with an Ion Trap to Enhance Sensitivity (Virus)		JP	Filed		2001-500825	5/26/2000		-N/A
Quadrupole Mass Spectrometer with an Ion Trap to Enhance Sensitivity (Virus)		US	Issued		09/320,668	5/27/1999	6,504,148	1/7/2003

IP-0108
MDS Inc & Applied Biosystem		AB/MDS		Spectrometer with Axial Field (Linac)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Spectrometer with Axial Field (Quadrupole with Axial DC Field) (Linac)		EU	Filed		96926293.0	8/9/1996		-N/A

Quadrupole with Axial DC Field		JP	Filed		9(1997)-508772	8/9/1996		-N/A
Spectrometer with Axial Field (Linac)		JP	Filed		2008-290776	8/9/1996		-N/A
Spectrometer with Axial Field (Linac)		JP	Filed		2007-156456	8/9/1996		-N/A
Spectrometer with Axial Field (Linac)		JP	Filed		2006-283989	8/9/1996		-N/A
Quadrupole with Axial DC Field		CA	Issued		2,229,070	8/9/1996	2,229,070	1/30/2007
Quadrupole with Axial DC Field		US	Issued		09/176,094	10/21/1998	6,111,250	8/25/2000
Spectrometer with Axial Field (Linac)		US	Issued		08/796,582	2/6/1997	5,847,386	12/8/1998

IP-0109
xxx xxx xxx xxx xxx xxx xxx xxx [owner by assignment]		AB/MDS		Quantitative Analysis of Hexose-Monophosphates From Biological Samples

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Quantitative Analysis of Hexose-Monophosphates From Biological Samples		AU	Issued		2001286155	7/27/2001	2001286155	9/21/2006
Quantitative Analysis of Hexose-Monophosphates From Biological Samples		CA	Filed		2,417,150	7/27/2001		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0109 (continued)
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Quantitative Analysis of Hexose-Monophosphates From Biological Samples
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Quantitative Analysis of Hexose-Monophosphates From Biological Samples		US	Issued		09/627,978	7/28/2000	6,451,611	9/17/2002

IP-0110
MDS Inc & Applied Biosystem		AB/MDS		RF - Only Mass Spectrometer with Auxillary Excitation

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

RF - Only Mass Spectrometer with Auxillary Excitation		CA	Issued		2,287,499	4/22/1998	2,287,499	11/7/2006
Rf - Only Mass Spectrometer with Auxillary Excitation		US	Issued		09/071,934	5/4/1998	6,114,691	9/5/2000

IP-0112
MDS Inc & Applied Biosystem		AB/MDS		Resolving Mass Spectrometer with Low Level DC

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Resolving Mass Spectrometer with Low Level DC		DE	Issued		979110715	10/28/1997	697 25 600.6-8	10/15/2003
Resolving Mass Spectrometer with Low Level DC		FR	Issued		979110715	10/28/1997	0938743	-N/A
Resolving Mass Spectrometer with Low Level DC		GB	Issued		979110715	10/28/1997	0938743	-N/A
Resolving RF Mass Spectrometer		US	Issued		08/957,936	10/27/1997	6,028,308	2/22/2000

IP-0119
xxx xxx xxx xxx xxx xxx xxx xxx [owner by assignment]		AB/MDS		Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (Maldi Time of Flight with Quadrupole Rod Set)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		DE	Issued		99900849.3	1/25/1999	69919325.7	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		SE	Issued		99900849.3	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Motion and Method of Use (Maldi - Time of Flight with Quadrupole Rod Set)		AU	Issued		20428/99	1/25/1999	745,866	4/11/2002
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (Maldi - Time of Flight with Quadrupole Rod Set)		JP	Filed		2000-528992	1/25/1999		-N/A
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (Maldi Time of Flight with Quadrupole Rod Set)		CA	Issued		2,227,806	1/23/1998	2,227,806	7/18/2006
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		AT	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		BE	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use		CH	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		DK	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		FR	Issued		1050061	1/25/1999	1050061	8/11/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0119 (continued)
xxx xxx xxx xxx xxx xxx xxx xxx [owner by assignment]		AB/MDS		Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (Maldi Time of Flight with Quadrupole Rod Set)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		GB	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		IT	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use (		NL	Issued		1050061	1/25/1999	1050061	8/11/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use		US	Issued		10/919,859	1/25/1999	7,189,963	3/13/2007
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method of Use		US	Issued		10/758,511	1/25/1999	6,833,543	12/21/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method Use		US	Issued		10/236,514	1/25/1999	RE39,099	5/23/2006
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Motion and Method of Use (Maldi - Time of Flight with Quadrupole Rod Set) CONTINUATION		US	Issued		09/989,882	1/25/1999	6,680,475	1/20/2004
Spectrometer Provided with Pulsed Ion Source and Transmission Device to Damp Ion Motion and Method Use (Maldi Time of Flight with Quadrupole Rod Set)		US	Issued		09/236,376	1/25/1999	6,331,702	12/18/2001

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0125
MDS Inc & Applied Biosystem		AB/MDS		Triple Quadrupole Mass Spectrometer with Capability to Perform Multiple Mass Analysis Steps (Virus)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Triple Quadrupole Mass Spectrometer with Capability to Perform Multiple Mass Analysis Steps (Virus)		JP	Filed		2002-514755	6/26/2001	2004-504622.	-N/A
Triple Quadrupole Mass Spectrometer with Capability to Perform Multiple Mass Analysis Steps (Virus)		AU	Issued		2001270399	6/26/2001	2001270399	5/19/2006
TRIPLE QUADRUPOLE MASS SPECTROMETER WITH CAPABILITY TO PERFORM MULTIPLE MASS ANALYSIS STEPS (VIRUS)		CA	Filed		2,415,950	6/26/2001		-N/A

Triple Quadrupole Mass Spectrometer with Capability to Perform Multiple Mass Analysis Steps (Virus)		US	Issued		10/834,214	4/29/2004	7,060,972	6/13/2006
Triple Quadrupole Mass Spectrometer with Capability to Perform Multiple Mass Analysis Steps (Virus)		US	Issued		09/864,878	5/25/2001	6,720,554	4/13/2004

IP-0126
Applied Biosystem		AB/MDS		Use of Notched Broadband Waveforms in a Linear Ion Trap

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Use of Notched Broadband Waveforms in a Linear Ion Trap		US	Issued		10/322,464	12/19/2002	6,815,673	11/9/2004

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0128
MDS Inc & Applied Biosystem		AB/MDS		Stepping Collisional Energy in Enhanced Product Ion Scan Mode (working title) (virus) (qtrap) (AutoFrag)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

BROAD ION FRAGMENTATION COVERAGE IN MASS SPECTROMETRY BY VARYING THE COLLISION ENERGY (virus) (qtrap) (stepping CE)		PC	Filed		PCT/CA03/00476	4/2/2003		-N/A
BROAD ION FRAGMENTATION COVERAGE IN MASS SPECTROMETRY BY VARYING THE COLLISION ENERGY (virus) (qtrap) (stepping CE)		JP	Filed		2004-502324	4/2/2003	4312708	5/22/2009
BROAD ION FRAGMENTATION COVERAGE IN MASS SPECTROMETRY BY VARYING THE COLLISION ENERGY (virus) (qtrap) (stepping CE)		CA	Filed		2,481,777	4/2/2003		-N/A
BROAD ION FRAGMENTATION COVERAGE IN MASS SPECTROMETRY BY VARYING THE COLLISION ENERGY (virus) (qtrap) (stepping CE)		US	Issued		10/512,766	4/2/2003	7,351,957	4/1/2008
BROAD ION FRAGMENTATION COVERAGE IN MASS SPECTROMETRY BY VARYING THE COLLISION ENERGY		US	Issued		10/425,190	4/28/2003	7,199,361	4/3/2007
BROAD ION FRAGMENTATION COVERAGE IN MASS SPECTROMETRY BY VARYING THE COLLISION ENERGY (virus) (qtrap) (stepping CE)		EU	Filed		03709514.8	4/2/2003		-N/A

IP-0134
MDS Inc & Applied Biosystem		AB/MDS		Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QStar		PC	Filed		PCT/CA2006/000943	6/8/2006		-N/A
Dynamic Background Signal Exclusion in Chromatography Mass Spectrometry Data Dependent Data Acquisition (IDA) on QTRAP (VIRUS)		PC	Filed		PCT/CA2004/000540	4/8/2004		-N/A
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		JP	Filed		2008-515014	6/8/2006		-N/A
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		JP	Filed		2006-504106	10/7/2005		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0134 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		CA	Filed		2,611,183	6/8/2006		-N/A
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		CA	Filed		2,518,568	4/8/2004		-N/A
DYNAMIC BACKGROUND SIGNAL EXCLUSION IN CHROMATOGRAPHY / MASS SPECTROMETRY DATA-DEPENDENT DATA ACQUISITION		US	Issued		11/334,435	1/19/2006	7,351,956	4/1/2008
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		US	Issued		10/819,954	4/8/2004	7,009,174	3/7/2006
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		EU	Filed		06752779.6	6/8/2006		-N/A
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		GB	Filed		047264098	4/8/2004	1611595	10/18/2006
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		FR	Filed		047264098	4/8/2004	1611595	10/18/2006
Dynamic Background Subtraction (DBS) for Independent Data Acquisition (IDA) on QTRAP (VIRUS)		DE	Filed		047264098	4/8/2004	602004022856.8-08	10/18/2006

IP-0135
MDS Inc & Applied Biosystem		AB/MDS		High Fragmentation Efficiency using multipoled field (LIT) (Virus) see IP-0127 #756

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Fragmentation of Ions By Resonant Excitation In A High Order Multipole Field, Low Pressure Ion Trap (LIT) (Virus)		JP	Filed		2003-585140	4/2/2003		-N/A
Fragmentation of Ions By Resonant Excitation In A High Order Multipold Field, Low Pressure Ion Trap (LIT) (Virus)		CA	Filed		2,481,081	4/2/2003		-N/A
Fragmentation of Ions By Resonant Excitation In A High Order Multipold Field, Low Pressure Ion Trap (LIT) (Virus)		US	Issued		10/508,950	4/2/2003	7,227,137	6/5/2007
Fragmentation of Ions By Resonant Excitation In A High Order Multipole Field, Low Pressure Ion Trap (LIT) (Virus)		US	Issued		10/310,003	12/4/2002	7,049,580	5/23/2006

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0135 (continued)
MDS Inc & Applied Biosystem		AB/MDS		High Fragmentation Efficiency using multipoled field (LIT) (Virus) see IP-0127 #756

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Fragmentation of Ions By Resonant Excitation In A High Order Multipold Field, Low Pressure Ion Trap (LIT) (Virus)		EU	Filed		03709515.5	4/2/2003		-N/A

IP-0136
MDS Inc & Applied Biosystem		AB/MDS		Spacial Isolation within a Linear Ion Trap (VIRUS) (QTRAP) (LIT)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS		JP	Issued		2004-509357	5/29/2003		-N/A
METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS		CA	Filed		2,485,894	5/29/2003		-N/A
METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS (VIRUS) (LIT) (ARTIFACT FIX)		US	Issued		10/449,912	5/30/2003	6,909,089	6/21/2005
METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS		GB	Issued		037247459	5/29/2003	1508156	-N/A
METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS		FR	Issued		037247459	5/29/2003	1508156	11/15/2006
METHODS AND APPARATUS FOR REDUCING ARTIFACTS IN MASS SPECTROMETERS		DE	Issued		037247459	5/29/2003	1508156	11/15/2006

IP-0137
MDS Inc & Applied Biosystem		AB/MDS		Improved Axial Ejection Resolution In Multipole Mass Spectrometers (VIRUS, QTRAP, LIT)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

IMPROVED AXIAL EJECTION RESOLUTION IN MULTIPOLE MASS SPECTROMETERS (virus) (LIT) (RAMPING VOLTAGE)		PC	Filed		PCT/CA03/00475	4/2/2003		-N/A
IMPROVED AXIAL EJECTION RESOLUTION IN MULTIPOLE MASS SPECTROMETERS		JP	Filed		2004-509998	11/29/2004		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0137 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Improved Axial Ejection Resolution In Multipole Mass Spectrometers (VIRUS, QTRAP, LIT)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

IMPROVED AXIAL EJECTION RESOLUTION IN MULTIPOLE MASS SPECTROMETERS		CA	Filed		2,483,542	4/2/2003		-N/A
IMPROVED AXIAL EJECTION RESOLUTION IN MULTIPOLE MASS SPECTROMETERS (virus) (LIT) (RAMPING VOLTAGE)		US	Issued		10/159,766	5/30/2002	6,703,607	3/9/2004
IMPROVED AXIAL EJECTION RESOLUTION IN MULTIPOLE MASS SPECTROMETERS		EU	Filed		03709513.1	4/2/2003		-N/A

IP-0140
MDS Inc & Applied Biosystem		AB/MDS		Sample Introduction Device for Mass Spectrometry Using a Fast Fluidic System to Synchronize Multiple Parallel Liquid Sample Streams (Multi-Sprayer) (DEVICE)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Sample Introduction Device for Mass Spectrometry Using a Fast Fluidic System to Synchronize Multiple Parallel Liquid Sample Streams (Multi-Sprayer) (DEVICE)		JP	Issued		2002-546183	11/28/2001	3917938	2/16/2007
Sample Introduction Device for Mass Spectrometry Using a Fast Fluidic System to Synchronize Multiple Parallel Liquid Sample Streams (Multi-Sprayer) (DEVICE)		AU	Issued		2002223343	11/28/2001	2002223343	5/3/2007
Sample Introduction Device for Mass Spectrometry Using a Fast Fluidic System to Synchronize Multiple Parallel Liquid Sample Streams (Multi-Sprayer) (DEVICE)		CA	Issued		2,429,007	11/28/2001	2429007	11/25/2008
Sample Introduction Device for Mass Spectrometry Using a Fast Fluidic System to Synchronize Multiple Parallel Liquid Sample Streams (Multi-Sprayer) (DEVICE)		US	Issued		10/432,965	11/28/2001	6,841,774	1/11/2005

IP-0142
MDS Inc		AB/MDS		Quadrupole Mass Spectrometer With Spatial Dispersion

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Quadrupole Mass Spectrometer With Spatial Dispersion		PC	Filed		PCT/CA03/01247	8/19/2003		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0142 (continued)
MDS Inc		AB/MDS		Quadrupole Mass Spectrometer With Spatial Dispersion

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Quadrupole Mass Spectrometer With Spatial Dispersion		JP	Filed		2004-528216	8/19/2003		-N/A
Quadrupole Mass Spectrometer With Spatial Dispersion		CA	Filed		2,494,922	8/19/2003		-N/A
Quadrupole Mass Spectrometer With Spatial Dispersion		US	Issued		10/643,092	8/19/2003	7,196,327	3/27/2007
Quadrupole Mass Spectrometer With Spatial Dispersion		EU	Filed		03787557.2	8/19/2003		-N/A

IP-0149
MDS Inc & Applied Biosystem		AB/MDS		Particle Discriminator for Atmospheric Pressure Interface

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Particle Discriminator for Atmospheric Pressure Interface		JP	Filed		2006-526467	2/13/2004		-N/A
Particle Discriminator for Atmospheric Pressure Interface		CA	Filed		2,516,264	2/13/2004		-N/A
Particle Discriminator for Atmospheric Pressure Interface		US	Issued		11/447,785	6/7/2006	7,462,826	12/9/2008
Atmospheric Pressure Interface Particle Discriminator for Mass Spectrometry		US	Issued		10/778,424	2/13/2004	7,098,452	8/29/2006

IP-0150
MDS Inc & Applied Biosystem		AB/MDS		Multi-Stroke TOF MS

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Multi-Stroke TOF MS		PC	Filed		PCT/CA2005/00216	2/18/2005		-N/A
Multi-Stroke TOF MS		JP	Filed		2007-501076	9/4/2006		-N/A
Multi-Stroke TOF MS		CA	Filed		2,555,985	2/18/2005		-N/A
Multi-Stroke TOF MS		US	Issued		11/425,906	6/22/2006	7,504,621	3/17/2009
Multi-Stroke TOF MS		US	Issued		11/064,089	2/24/2005	7,126,114	10/24/2006
Multi-Stroke TOF MS		EU	Filed		05714463.6	2/18/2005		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0155
Inventors		AB/MDS		Mass Selective Axial Field (Phoenix)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Mass Selectiv Axial Transport Using Quadrupolar DC		PC	Filed		PCT/CA2006/000802	5/17/2006		-N/A
Method and Apparatus for Mass Selective Axial Transport Using Quadrupolar DC		JP	Filed		2008-511519	5/17/2006		-N/A
Method and Apparatus for Mass Selectiv Axial Transport Using Quadrupolar DC		CA	Filed		2,608,972	5/17/2006		-N/A
Method and Apparatus for Mass Selective Axial Transport Using Quadrupolar DC		US	Filed		11/434,814	5/17/2006		-N/A

IP-0156
MDS Inc & Applied Biosystem		AB/MDS		Method for Modification of the Fringing Fields of a Radio Frequency Multipole

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Systen and Method for Modifying the Fringing Fields of a Radio Frequency Multipole		PC	Filed		PCT/CA2004/000685	5/7/2004		-N/A
Method for Modification of the Fringing Fields of a Radio Frequency Multipole		JP	Filed		2006-508086	-N/A		-N/A
Method for Modification of the Fringing Fields of a Radio Frequency Multipole		CA	Filed		2,524,003	5/7/2004		-N/A
Systen and Method for Modifying the Fringing Fields of a Radio Frequency Multipole		US	Issued		10/448,376	5/30/2003	7,019,290	3/28/2006
Method for Modification of the Fringing Fields of a Radio Frequency Multipole		EU	Filed		04731562.7	-N/A		-N/A

IP-0161
xxx xxx xxx xxx xxx xxx xxx xxx [owner by assignment]		AB/MDS		Steroid Hormone Analysis by Mass Spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Steroid Hormone Analysis by Mass Spectrometry		PC	Filed		PCT/CA2004/000556	4/14/2004		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0161 (continued)
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Steroid Hormone Analysis by Mass Spectrometry
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Steroid Hormone Analysis by Mass Spectrometry		CA	Filed		2,519,557	4/14/2004		-N/A
Steroid Hormone Analysis by Mass Spectrometry		US	Issued		10/823,691	4/14/2004	7,473,560	1/6/2009
Steroid Hormone Analysis by Mass Spectrometry		EU	Filed		04727196.0	4/14/2004		-N/A

IP-0162
Inventors		AB/MDS		Thyroid Hormone Analysis by Mass Spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Thyroid Hormone Analysis by Mass Spectrometry (Free thyroxine and free triiodothyronine analysis by mass spectrometry)		PC	Filed		PCT/US2005/038232	10/20/2005		-N/A
Thyroid Hormone Analysis by Mass Spectrometry		PC	Filed		PCT/CA2004/000555	4/14/2004		-N/A
Thyroid Hormone Analysis by Mass Spectrometry		CA	Filed		2,608,796	10/20/2005		-N/A
Thyroid Hormone Analysis by Mass Spectrometry		CA	Filed		2,519,626	4/14/2004		-N/A
FREE THYROXINE AND FREE TRIIODOTHYRONINE ANALYSIS BY MASS SPECTROMETRY		US	Filed		11/253,670	10/20/2005	1234567	-N/A
Thyroid Hormone Analysis by Mass Spectrometry		US	Filed		10/823,690	4/14/2004		-N/A
Thyroid Hormone Analysis by Mass Spectrometry		EU	Filed		05851243.5	10/20/2005		-N/A
Thyroid Hormone Analysis by Mass Spectrometry		EU	Filed		04727197.8	4/14/2004		-N/A

IP-0176
MDS Inc & Applied Biosystem		AB/MDS		A high throughput,highly sensitive method of performing high throughput screening of biomolecular interactions utilizing mass spectrometry.

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

A high throughput,highly sensitive method of performing high throughput screening of biomolecular interactions utilizing mass spectrometry		PC	Filed		PCT/CA2005/000790	5/24/2005		-N/A

A high throughput,highly sensitive method of performing high throughput screening of biomolecular interactions utilizing mass spectrometry		JP	Filed		2007-516919	5/24/2005		-N/A

A high throughput,highly sensitive method of performing high throughput screening of biomolecular interactions utilizing mass spectrometry		CA	Filed		2,566,815	5/24/2005		-N/A

	Capillary Scale Frontal Affinity	US	Issued		11/135,490	5/24/2005	7,317,187	1/8/2008

A high throughput,highly sensitive method of performing high throughput screening of biomolecular interactions utilizing mass spectrometry		EU	Filed		05748644.1	5/24/2005		-N/A

IP-0184
MDS Inc & Applied Biosystem		AB/MDS		Method for providing barrier fields at the entrance and exit end of a mass spectrometer

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0184 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Method for providing barrier fields at the entrance and exit end of a mass spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for providing barrier fields at the entrance and exit end of a mass spectrometer		PC	Filed	PCT/CA2005/000777	5/20/2005		-N/A
Method for providing barrier fields at the entrance and exit end of a mass spectrometer		JP	Filed	2007-516918	5/20/2005		-N/A
Method for providing barrier fields at the entrance and exit end of a mass spectrometer		CA	Filed	2,565,909	5/20/2005		-N/A
Method for providing barrier fields at the entrance and exit end of a mass spectrometer		US	Issued	11/477,449	6/30/2006	7,365,319	4/29/2008
Method for providing barrier fields at the entrance and exit end of a mass spectrometer		US	Issued	11/133,325	5/20/2005	7,227,130	6/5/2007
Method for providing barrier fields at the entrance and exit end of a mass spectrometer		EU	Filed	05748700.1	5/20/2005		-N/A

IP-0187
MDS Inc & Applied Biosystem		AB/MDS		Tilted Rod Linear Ion Trap

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Tilted Rod Linear Ion Trap		PC	Filed	PCT/CA2005/000788	5/24/2005		-N/A

Tilted Rod Linear Ion Trap		JP	Filed	2007-513630	5/24/2005		-N/A
System and Method for Trapping Ions		CA	Filed	2,557,679	5/24/2005		-N/A
Tilted Rod Linear Ion Trap		US	Issued	11/135,426	5/24/2005	7,288,761	10/30/2007
Tilted Rod Linear Ion Trap		EU	Filed	05748793.6	5/24/2005		-N/A

IP-0189
MDS Inc & Applied Biosystem		AB/MDS		Axial ejeciton with AC barrier

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0189 (continued)
MDS Inc & Applied Biosystem		AB/MDS		Axial ejeciton with AC barrier

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Axial ejeciton with AC barrier		PC	Filed		PCT/CA2005/000688	5/5/2005		-N/A

Axial ejection with AC barrier		JP	Filed		2007-511801	5/5/2005		-N/A
Axial ejeciton with AC barrier		CA	Filed		2,565,677	5/5/2005		-N/A
Axial ejeciton with AC barrier		US	Issued		11/122,097	5/5/2005	7,084,398	8/1/2006
METHOD AND APPARATUS FOR MASS SELECTIVE AXIAL EJECTION		EU	Filed		05742603.3	5/5/2005		-N/A

IP-0193
MDS Inc & Applied Biosystem		AB/MDS		Method and Apparatus for Improved Sensitivity in a Mass Spectrometer System

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Improved Sensitivity in a Mass Spectrometer System		US	Issued		11/032,376	1/10/2005	7,256,395	8/14/2007

IP-0215
MDS Inc & Applied Biosystem		AB/MDS		Method for Scanning an Ion Trap Mass Spectrometer

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Scanning an Ion Trap Mass Spectrometer		PC	Filed		PCT/ CA2006/001691	10/25/2006		-N/A
Method and Apparatus for Scanning an Ion Trap Mass Spectrometer		JP	Filed		2008-541553	5/22/2008		-N/A
Method for Scanning an Ion Trap Mass Spectrometer		CA	Filed		2,626,701	10/12/2006		-N/A
Method for Scanning an Ion Trap Mass Spectrometer		US	Issued		11/552,763	10/25/2006	7,579,585	8/25/2009
Method and Apparatus for Scanning an Ion Trap Mass Spectrometer		EU	Filed		06790846.7	10/12/2006		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0217
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Method and Apparatus for Multi Path Ion Guide
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

MASS SPECTROMETER MULTIPLE DEVICE INTERFACE FOR PARALLEL CONFIGURATION OF MULTIPLE DEVICES		PC	Filed		PCT/CA2006/001494	9/11/2006		-N/A
Method and Apparatus for Multi Path Ion Guide		JP	Filed		2008-529434	9/11/2006		-N/A
Mass Spectrometer Multiple Device Interface for Parallel Configuration of Multiple Devices		CA	Filed		2,615,542	9/11/2006		-N/A
Method and Apparatus for Multi Path Ion Guide		US	Issued		11/222,971	9/12/2005	7,358,488	4/15/2008
MASS SPECTROMETER MULTIPLE DEVICE INTERFACE FOR PARALLEL CONFIGURATION OF MULTIPLE DEVICES		EU	Filed		06790670.1	9/11/2007		-N/A

IP-0219
MDS Inc & Applied Biosystem		AB/MDS		Fragmenting Ions In Mass Spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Fragmenting Ions In Mass Spectrometry		PC	Filed		PCT/CA2007/00050	1/11/2007		-N/A
Fragmenting Ions In Mass Spectrometry		JP	Filed		2008-549730	1/11/2007		-N/A
Fragmenting Ions In Mass Spectrometry		CA	Filed		2,636,822	1/11/2007		-N/A
Fragmenting Ions In Mass Spectrometry		US	Issued		11/622,064	1/11/2007	7,541,575	6/2/2009
Fragmenting Ions In Mass Spectrometry		EU	Filed		07701681.4	1/11/2007		-N/A

IP-0225
MDS Inc & Applera Corp		AB/MDS		Method for Storing and Reacting Ions in a Mass Spectrometer

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method for Storing and Reacting Ions in a Mass Spectrometer		PC	Filed		PCT/CA2007/001162	6/28/2007		-N/A

Method for Storing and Reacting Ions in a Mass Spectrometer		JP	Filed		2009-516841	6/28/2007		-N/A
Method for Storing and Reacting Ions in a Mass Spectrometer		CA	Filed		2,652,824	6/28/2007		-N/A
Method for Storing and Reacting Ions in a Mass Spectrometer		US	Filed		11/769,254	6/27/2007		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0225 (continued)
MDS Inc & Applera Corp		AB/MDS		Method for Storing and Reacting Ions in a Mass Spectrometer

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method for Storing and Reacting Ions in a Mass Spectrometer		EU	Filed		07763829.4	6/28/2007		-N/A

IP-0227
MDS Inc & Applera Corp.		AB/MDS		Dynamic pixel tissue imaging with MALDI-qQTOF

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Dynamic pixel tissue imaging with MALDI-qQTOF		PC	Filed		PCT/CA2007/001276	7/19/2007		-N/A

Dynamic pixel tissue imaging with MALDI-qQTOF		JP	Filed		2009-519766	-N/A		-N/A
Dynamic pixel tissue imaging with MALDI-qQTOF		CA	Filed		2,655,612	7/19/2007		-N/A
Dynamic pixel tissue imaging with MALDI-qQTOF		US	Filed		11/779,970	7/19/2007		-N/A
Dynamic pixel tissue imaging with MALDI-qQTOF		EU	Filed		07784956.0	7/19/2007		-N/A

IP-0229
MDS Inc & Applera Corp		AB/MDS		Linear ion trap for precursor ion mulitplexing

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Mass Selective Axial Transport Using Pulsed Axial Field		PC	Filed		PCT/CA2006/001692	10/12/2006		-N/A
Linear ion trap for precursor ion mulitplexing		US	Filed		60/740,640	11/30/2005		-N/A
Method and Apparatus for Mass Selective Axial Transport Using Pulsed Axial Field		CA	Filed		2,626,089	10/12/2006		-N/A
Method and Appartus for Mass Selective Axial Transport Using Pulsed Axial Field		US	Issued		11/558,952	11/13/2006	7459679	12/2/2008
Linear ion trap for precursor ion mulitplexing		EU	Filed		06790847.5	10/12/2006		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0231
MDS Inc & Applera Corp		AB/MDS		Method for maximum coverage of target compounds in LC separation (Scheduled MRM)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Automated Analysis of Complex Matrices Using Mass Spectrometer		US	Filed		60/803,355	5/27/2006		-N/A
Automated Analysis of Complex Matrices Using Mass Spectrometer		US	Filed		60/742,910	12/7/2005		-N/A
Automated Analysis of Complex Matrices Using Mass Spectrometer		JP	Filed		2008-543623	12/7/2006		-N/A
Automated Analysis of Complex Matrices Using Mass Spectrometer		CA	Filed		2,631,218	12/7/2006		-N/A
Automated Analysis of Complex Matrices Using Mass Spectrometer		US	Issued		11/567,281	12/6/2006	7,548,818	6/16/2009
Automated Analysis of Complex Matrices Using Mass Spectrometer		EU	Filed		06828156.7	12/7/2006		-N/A

IP-0233
MDS Inc & Applera Corp		AB/MDS		Method and apparatus for improving thermal stability in mass spectrometer

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and apparatus for improving thermal stability in mass spectrometer		US	Issued		11/548,311	10/11/2006	7,518,104	4/14/2009

IP-0234
MDS Inc & Applera Corp		AB/MDS		Mass spectrometer method for thermal stability compensation

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Mass spectrometer method for thermal stability compensation		US	Issued		11/548,322	10/11/2006	7,518,107	4/14/2009

IP-0235
MDS Inc & Applera Corp		AB/MDS		Ion trap for positive and negative ions.

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Providing Ion Barriers at the Entrance and Exit of a Mass Spectrometer		PC	Filed		PCT/CA2007/000467	3/22/2007		-N/A
Ion trap for positive and negative ions.		JP	Filed		2009-503376	3/22/2007		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0235 (continued)
MDS Inc & Applera Corp		AB/MDS		Ion trap for positive and negative ions.

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Ion trap for positive and negative ions.		CA	Filed		2,647,255	3/22/2007		-N/A
Ion trap for positive and negative ions.		US	Issued		11/689,742	3/23/2007	7,495,213	2/24/2009
Ion trap for positive and negative ions.		EU	Filed		07710785.2	3/22/2007		-N/A

IP-0236
MDS Inc. & Appera Corp		AB/MDS		Off-axis MALDI source for reduction of mass spectrometer contamination.

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Generating Ions For Mass Analysis		CA	Filed		2,645,074	3/2/2007		-N/A
Method and Apparatus for Reducing Contamination in a Mass Spectrometer		US	Filed		11,680,196	2/28/2007		-N/A
Method and Apparatus for Reducing Contamination in a Mass Spectrometer		EU	Filed		07840132.0	-N/A		-N/A

IP-0237
MDS Inc & Applera Corp		AB/MDS		Scan Time Data Pre-organization for Fast Post Scan Processing and Archival

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

System and Method for Data Collection in Recursive Mass Analysis		PC	Filed		PCT/CA2006/000920	6/2/2006		-N/A

System and Method forData Collection in Recursive Mass Analysis		JP	Filed		2008-513885	6/2/2006		-N/A
System and Method forData Collection in Recursive Mass Analysis		CA	Filed		2,611,068	6/2/2006		-N/A
Scan Time Data Pre-organization for Fast Post Scan Processing and Archival		US	Issued		11/421,854	6/2/2006	7,391,015	6/24/2008
System and Method forData Collection in Recursive Mass Analysis		EU	Filed		06752757.2	6/2/2006		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0242
MDS Inc. & Applera Corp		AB/MDS		Device for Generation of an Axial Gas Flow through an RF Multipole

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Device for Generation of an Axial Gas Flow through an RF Multipole		PC	Filed		PCT/CA2007/000185	2/8/2007		-N/A

Device for Generation of an Axial Gas Flow through an RF Multipole		JP	Filed		2008-553584	2/8/2007		-N/A
	Radio Frequency Ion Guide	CA	Filed		2,641,561	2/8/2007		-N/A
Device for Generation of an Axial Gas Flow through an RF Multipole		US	Filed		11/703,756	2/8/2007		-N/A
Device for Generation of an Axial Gas Flow through an RF Multipole		EU	Filed		07701774.7	2/8/2007		-N/A

IP-0243
MDS AT & Life Tech Corp		AB/MDS		High-throughput newborn screening of inborn metabolic disorders using MALDI MS/MS.

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

High-throughput newborn screening of inborn metabolic disorders using MALDI MS/MS.		PC	Filed		PCT/CA2009/000126	1/30/2009		-N/A
HIGH-THROUGHPUT SCREENING OF METABOLIC DISORDERS USING A LASER DESORPTION ION SOURCE COUPLED TO A MASS ANALYZER		US	Filed		12/362,796	1/30/2009		-N/A

IP-0244
MDS Inc & Applera Corp		AB/MDS		Multiple Ion Guides for Improved Ion Sampling Efficiency

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Multiple Ion Guides for Improved Ion Sampling Efficiency		PC	Filed		PCT/US2006/000492	1/5/2006		-N/A

Multiple Ion Guides for Improved Ion Sampling Efficiency		JP	Filed		2007-550506	1/5/2006		-N/A
Multiple Ion Guides for Improved Ion Sampling Efficiency		US	Issued		11/315,788	12/22/2005	7,259,371	8/21/2007
Multiple Ion Guides for Improved Ion Sampling Efficiency		EU	Filed		06717665.1	1/5/2006		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0245
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Improved Quadrupole Mass Analyzer with a Hexapole Field
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Improved Quadrupole Mass Analyzer with a Hexapole Field		US	Filed		60/771,255	2/7/2006		-N/A
Improved Quadrupole Mass Analyzer with a Hexapole Field		CA	Filed		2,577,207	2/6/2007		-N/A
Linear quadrupoles with added hexapole field and method of building and operating same		US	Issued		11/703,478	2/7/2007	7,541,579	6/2/2009

IP-0246
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Mass Analysis in Islands of Stability with Quadrupoles with Added Multipole Fields
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Mass Analysis in Islands of Stability with Quadrupoles with Added Multipole Fields		CA	Filed		2,577,411	2/7/2007		-N/A
Method of Operating Quadrupoles with Added Multipole Fields To Provide Mass Analysis in Islands of Stability		US	Filed		11/703,381	2/7/2007		-N/A

IP-0248
MDS Inc & Applera Corp		AB/MDS		Confining Ions with Fast Oscillating Electric Fields

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Confining Ions with Fast Oscillating Electric Fields		PC	Filed		PCT/CA2008/001170	6/20/2008		-N/A

Confining Ions with Fast Oscillating Electric Fields		US	Issued		11/774,807	7/9/2007	7,557,344	7/7/2009

IP-0249
MDS Inc & Applera Corp		AB/MDS		Mass Defect Triggered Information Dependent Acquisition

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0249 (continued)
MDS Inc & Applera Corp		AB/MDS		Mass Defect Triggered Information Dependent Acquisition

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Mass Defect Triggered Information Dependent Acquisition		PC	Filed		PCT/CA2007/000010	1/4/2007		-N/A
Mass Defect Triggered Information Dependent Acquisition		US	Filed		60/756,208	1/5/2006		-N/A
Mass Defect Triggered Information Dependent Acquisition		CA	Filed		2,629,203	1/4/2007		-N/A
Mass Defect Triggered Information Dependent Acquisition		EU	Filed		07701641.8	1/4/2007		-N/A

IP-0254
MDS Inc & Life Technologies Corp.		AB/MDS		Potential lift for tandem mass spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Ion Fragmentation in Mass Spectrometry		PC	Filed		PCT/CA2009/000123	1/30/2009		-N/A
Potential lift for tandem mass spectrometry		US	Filed		61/024,650	1/30/2008		-N/A
Ion Fragmentation in Mass Spectrometry		US	Filed		12/362,831	1/30/2009		-N/A

IP-0256
MDS Inc. & Applera Corp		AB/MDS		Ion source with collisional cooling

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Appartus and Method for Cooling Ions		PC	Filed		PCT/CA2008/000094	1/18/2008		-N/A

Ion source with collisional cooling		US	Filed		60/885,788	1/19/2007		-N/A
Apparatus And Method For Cooling Ions		US	Filed		12/016,282	1/18/2008		-N/A
Ion source with collisional cooling		EU	Filed		08706242.8	1/18/2008		-N/A
Ion source with collisional cooling		CA	Filed but no number yet			1/18/2008		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0257
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Method of Disulfide noise reduction
[owner by assignment]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

CHEMICAL NOISE REDUCTION FOR MASS SPECTROMETRY		PC	Filed	PCT/US2007/061745	2/7/2007		-N/A

Method of Disulfide noise reduction (Chemical Noise Reduction for Mass Spectrometry)		US	Filed	60/765,809	2/7/2006		-N/A
Method of Disulfide noise reduction		JP	Filed	2008-553548	2/7/2007		-N/A
Chemical Noise Reduction for Mass Spectrometry		CA	Filed	2,631,515	2/7/2007		-N/A
Chemical Noise Reduction for Mass Spectrometry		US	Filed	12/411,140	3/25/2009		-N/A
Chemical Noise Reduction For Mass Spectrometry		US	Issued	11/672,101	2/7/2007	7,528,365	5/5/2009
Method of Disulfide noise reduction		EU	Filed	07763291.7	2/7/2007		-N/A

IP-0258
MDS Inc & Applied Biosystem		AB/MDS		MALDI with multipoles

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

LASER DESORPTION ION SOURCE WITH ION GUIDE COUPLING FOR ION MASS SPECTROSCOPY		PC	Filed	PCT/US2006/048732	12/19/2006		-N/A
MALDI with multipoles		JP	Filed	2008-547533	5/8/2008		-N/A
Laser Desorption Ion Source with Ion Guide Coupling for Ion Mass Spectroscopy		CA	Filed	2,629,011	12/19/2006		-N/A
LASER DESORPTION ION SOURCE WITH ION GUIDE COUPLING FOR ION MASS SPECTROSCOPY		US	Issued	11/317,368	12/22/2005	7,405,397	7/29/2008

IP-0259
MDS Inc & Applied Biosystem		AB/MDS		Resonant excitation ion transfer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

METHOD OF OPERATING A MASS SPECTROMETER TO PROVIDE RESONANT EXCITATION ION TRANSFER		PC	Filed	PCT/CA2007/001256	7/17/2007		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0259 (continued)
MDS Inc & Applied Biosystem		AB/MDS	Resonant excitation ion transfer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Resonant excitation ion transfer		US	Filed	60/807,779	7/19/2006		-N/A
Resonant excitation ion transfer		JP	Filed	2009-519762	7/17/2007		-N/A
Method of Operating a Mass Spectrometer to PRovide Resonant Excitation Ion Transfer		CA	Filed	2,654,253	7/17/2007		-N/A
Method of Operating a Mass Spectrometer to Provide Resonant Excitation Ion Transfer		EU	Filed	07800421.5	7/17/2007		-N/A

IP-0260
MDS Inc & Applied Biosystem		AB/MDS	Method for increasing the rate of cooling of ions in a linear ion trap

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Methods For Cooling Ions In A Linear Ion Trap		PC	Filed	PCT/CA2009/000085	1/26/2009		-N/A

Methods for cooling ions in a linear ion trap		US	Filed	61/025,139	1/31/2008		-N/A
Method For Cooling Ions In A Linear Ion Trap		US	Filed	12/359,563	1/26/2009		-N/A

IP-0261
MDS Inc & Applied Biosystem		AB/MDS	Capitalising on the unequal distribution of ion intensity across multiple anode

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Capitalising on the unequal distribution of ion intensity across multiple anode		PC	Filed	PCT/CA2007/001511	8/29/2007		-N/A
Capitalising on the unequal distribution of ion intensity across multiple anodes		US	Filed	60/823,918	8/30/2006		-N/A
SYSTEMS AND METHODS FOR CORRECTING FOR UNEQUAL ION DISTRIBUTION ACROSS A MULTI-CHANNEL TOF DETECTOR		US	Filed	11/846,719	8/29/2007		-N/A
Systems and Methods for Correcting for Unequal Ion Distribution Across a Multi-Channel TOF Detector		EU	Filed	07800536.0	8/29/2007		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0261 (continued)
MDS Inc & Applied Biosystem		AB/MDS	Capitalising on the unequal distribution of ion intensity across multiple anode

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

SYSTEMS AND METHODS FOR CORRECTING FOR UNEQUAL ION DISTRIBUTION ACROSS A MULTI-CHANNEL TOF DETECTOR		CA	Filed	2,659,067	8/29/2007		-N/A

IP-0262
MDS Inc & Applied Biosystem		AB/MDS	Apparatus for improved fragmentation efficicency of a curved high pressure collision cell

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Apparatus for improved fragmentation efficicency of a curved high pressure collision cell		PC	Filed	PCT/CA2008/001654	9/19/2008		-N/A
COLLISION CELL FOR MASS SPECTROMETER		US	Filed	60/973,547	9/19/2007		-N/A
Collision Cell For Mass Spectrometer		US	Filed	12/232,618	9/19/2008		-N/A

IP-0263
MDS Inc & Applied Biosystem		AB/MDS	Method for removing noise from mass spectra

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for removing noise from mass spectra		PC	Filed	PCT/CA2008/000209	1/31/2008		-N/A
Method for removing noise from mass spectra		US	Filed	60/887,915	2/2/2007		-N/A
SYSTEMS AND METHODS FOR REDUCING NOISE FROM MASS SPECTRA		US	Filed	12/023,873	1/31/2008		-N/A
Method for removing noise from mass spectra		EU	Filed	08706346.7	1/31/2008		-N/A
Method for removing noise from mass spectra		CA	Filed but no number yet		1/31/2009		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0264
MDS Inc & Applied Biosystem		AB/MDS	Apparatus and Methods for Mass Calibrant Introduction

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Multiple sample sources for use with mass spectrometers and apparatus, devices, and methods therefor		PC	Filed	PCT/CA2007/001716	9/25/2007		-N/A
Apparatus and Methods for Mass Calibrant Introduction		US	Filed	60/867,123	11/23/2006		-N/A
Apparatus and Methods for Mass Calibrant Introduction		US	Filed	60/826,811	9/25/2006		-N/A
Apparatus and Methods for Mass Calibrant Introduction		CA	Filed	2,663,698	9/25/2007		-N/A
MULTIPLE SAMPLE SOURCES FOR USE WITH MASS SPECTROMETERS, AND APPARATUS, DEVICES, AND METHODS THEREFOR		US	Filed	11/860,899	9/25/2007		-N/A
Multiple sample sources for use with mass spectrometers, and apparatus, devices, and methods therefor		EU	Filed	07815905.0	9/25/2007		-N/A
Multiple sample sourcs for use with mass spectrometers, and apparatus, devices, and methods therefor		JP	Filed	2009-528565	9/25/2007		-N/A

IP-0267
MDS Inc & Applied Biosystem		AB/MDS	Method for increasing the rate of fragmentation of ions in a linear ion trap

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for Fragmenting Ions in a Linear Ion Trap		PC	Filed	PCT/CA2009/000090	1/26/2009		-N/A

Methods for Fragmenting Ions in a Linear Ion Trap		US	Filed	61/025,023	1/31/2008		-N/A
Methods For Fragmenting Ions in a Linear Iion Trap		US	Filed	12/359,621	1/26/2009		-N/A

IP-0268
MDS Inc & Applied Biosystem		AB/MDS	Low pressure high amplitude short time excitation

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Operating A Linear Ion Trap to Provide Low Pressure Short Time High Amplitude Excitation		PC	Filed	PCT/CA2009/000087	1/26/2009		-N/A

Technologies and Associated Patents
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MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0268 (continued)
MDS Inc & Applied Biosystem		AB/MDS	Low pressure high amplitude short time excitation

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Operating a Linear Ion Trap to Provide Low Pressure Short Time High Amplitude Excitation		US	Filed	61/025,037	1/31/2008		-N/A
Method of Operating a Linear Ion Trap To Provide Low Pressure Short Time High Amplitude Excitation		US	Filed	12/359,471	1/26/2009		-N/A

IP-0274
MDS Inc & Applied Biosystem		AB/MDS	Axial Ejection and In-Trap Fragmentation Using Auxiliary Electrodes in a Multipole Mass Spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

METHOD FOR AXIAL EJECTION AND IN-TRAP FRAGMENTATION USING AUXILIARY ELECTRODES IN A MULTIPOLE MASS SPECTOMETER		PC	Filed	PCT/CA2007/001360	8/2/2007		-N/A
Axial Ejection and In-Trap Fragmentation Using Auxiliary Electrodes in a Multipole Mass Spectrometer		US	Filed	60/827,234	9/28/2006		-N/A
Method for Axial Ejection and In-Trap Fragmentation Using Auxiliary Electrodes in a Multipole Mass Spectrometer		CA	Filed	2,660,335	8/2/2007		-N/A
Axial Ejection and In-Trap Fragmentation Using Auxiliary Electrodes in a Multipole Mass Spectrometer		EU	Filed	07785024.6	8/2/2007		-N/A
Axial Ejection and In-Trap Fragmentation Using Auxiliary Electrodes in a Multipole Mass Spectrometer		JP	Filed	2009-529475	8/2/2007		-N/A

IP-0275
MDS Inc & Applied Biosystem		AB/MDS	Method of MS data analysis (MarkerView)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

METHODS FOR DATA PROCESSING		US	Filed	11/848,717	8/31/2007		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0279
MDS Inc & Applied Biosystem		AB/MDS	A Method of Providing, in a Linear Multipole Ion Guide, an Axial Electric Field, Whose Strength Increases with Radial Position

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

A Multipole Ion Guide for Providing an Axial Electric Field whose Strength Increases with Radial Position, and a Method of Operating a Multippole Ion Guide Having Such an Axial Electric Field		US	Filed	61/059,962	6/9/2008		-N/A

IP-0281
MDS Inc & Applied Biosystem		AB/MDS	LC/MS/MS Analysis of Conjugated Metabolites of Alcohol Consumption

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

LC/MS/MS Analysis of Conjugated Metabolites of Alcohol Consumption		PC	Filed	PCT/CA2008/001728	9/29/2008		-N/A

LC/MS/MS Analysis of Conjugated Metabolites of Alcohol Consumption		US	Filed	60/976,539	10/1/2007		-N/A

LC/MS/MS Analysis of Conjugated Metabolites of Alcohol Consumption		US	Filed	12/285,024	9/29/2008		-N/A

IP-0287
MDS Inc & Applied Biosystem		AB/MDS	Quadrupole Mass Filter with Added Auxiliary Electrodes

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Multipole Mass Filter having Improved Mass Resolution		PC	Filed	PCT/US2008/005501	4/29/2008		-N/A

Multipole Mass Filter Having Improved Mass Resolutiion		US	Filed	11/743,176	5/2/2007		-N/A

IP-0289
MDS Inc & Applied Biosystem		AB/MDS	Method for Enhancing Mass Assignment Accuracy

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0289 (continued)
MDS Inc & Applied Biosystem		AB/MDS	Method for Enhancing Mass Assignment Accuracy

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for Enhancing Mass Assignment Accuracy		PC	Filed	PCT/CA2007/001459	8/21/2007		-N/A

Method for Enhancing Mass Assignment Accuracy		US	Issued	11/842,251	8/21/2007	7,569,813	8/4/2009

IP-0290
MDS Inc & Applied Biosystem		AB/MDS	Method for Enhancing the Duty Cycle of an Ion Trap Mass Spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method for Enhancing the Duty Cycle of an Ion Trap Mass Spectrometer		PC	Filed	PCT/CA2008/000317	2/20/2008		-N/A

Method for Enhancing the Duty Cycle of an Ion Trap Mass Spectrometer		US	Filed	60/896,620	3/23/2007		-N/A

Method for Enhancing the Duty Cycle of an Ion Trap Mass Spectrometer		US	Filed	12/034,097	2/20/2008		-N/A

IP-0297
MDS Inc & Applied Biosystem		AB/MDS	The use of confirmation ions for correcting for retention time drifts in LC/MS

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

SYSTEMS AND METHODS FOR ANALYZING SUBSTANCES USING A MASS SPECTROMETER		PC	Filed	PCT/CA2008/002083	11/27/2008		-N/A
Systems and Method of Analyzing Substances Using a Mass Spectrometer		US	Filed	60/992,172	12/4/2007		-N/A
The use of confirmation ions for correcting for retention time drifts in LC/MS		US	Filed	12/326,241	12/2/2008		-N/A

Technologies and Associated Patents
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MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0298
MDS Inc & Applied Biosystem		AB/MDS	The use of extended MRM’s, xMRM, as an alternative to MSMS for compound identification or confirmation and to provide higher quality quantitative results

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

The use of extended MRM’s, xMRM, as an alternative to MSMS for compound identification or confirmation and to provide higher quality quantitative results		PC	Filed	PCT/CA2009/000310	3/12/2009		-N/A
Systems and Methods for Analyzing Substances Using a Mass Spectrometer		US	Filed	61/038068	3/20/2008		-N/A
SYSTEMS AND METHODS FOR ANALYZING SUBSTANCES USING A MASS SPECTROMETER		US	Filed	12/402,954	3/5/2009		-N/A

IP-0304
MDS Inc & Applied Biosystem		AB/MDS	Interface between DMA and mass spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Interface between DMA and mass spectrometer		US	Filed	60/980,837	10/18/2007		-N/A
Interface between DMA and mass spectrometer		US	Filed	12/254,244	10/20/2008		-N/A

IP-0305
MDS Inc & Applied Biosystem		AB/MDS	High resolution excitation/isolation of ions in a low pressure linear ion trap

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

High resolution excitation/isolation of ions in a low pressure linear ion trap		PC	Filed	PCT/US2008/011309	9/30/2008		-N/A
High resolution excitation/isolation of ions in a low pressure linear ion trap		US	Filed	60/986,687	11/9/2007		-N/A
High resolution excitation/isolation of ions in a low pressure linear ion trap		US	Filed	12/240,060	9/29/2008		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement	Technology Title

IP-0313
	MDS Inc & Applied Biosystem	AB/MDS	Interface between DMA and mass spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Interface between DMA and mass spectrometer		US	Filed	60/989,873	11/23/2007		-N/A
Interface between DMA and mass spectrometer		US	Filed	12/275,597	11/21/2008		-N/A

IP-0314
	MDS Inc & Applied Biosystem	AB/MDS	Method of Quantitation by Mass Spectrometry

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Quantitation by Mass Spectrometry		PC	Filed	PCT/US09/34213	2/16/2009		-N/A
Method of Quantitation by Mass Spectrometry		US	Filed	12/032,263	2/15/2008		-N/A

IP-0315
	MDS Inc & Applied Biosystem	AB/MDS	Method of Improving Signal-to-Noise for Quantitation by Mass Spectrometry

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method of Improving Signal-to-Noise for Quantitation by Mass Spectrometry		PC	Filed	PCT/US09/34430	2/18/2009		-N/A
Method of Improving Signal-to-Noise for Quantitation by Mass Spectrometry		US	Filed	12/035,499	2/22/2008		-N/A

IP-0318
	MDS Inc & Applied Biosystem	AB/MDS	Heated TOF Source

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Heated TOF Source		US	Filed	61/164,088	3/27/2009		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0319
MDS Inc & Applied Biosystem		AB/MDS		Method and Apparatus for Reducing Space Charge in an Ion Trap

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Appartus for Reducing Space Charge in an Ion Trap		PC	Filed	PCT/US2008/012910	11/19/2008		-N/A

Method and Apparatus for Reducing Space Charge in an Ion Trap		US	Filed	61/017,203	12/28/2007		-N/A
Method and Appartus for Reducing Space Charge in an Ion Trap		US	Filed	12/272,998	11/18/2008		-N/A

IP-0330
MDS Inc & Applied Biosystem		AB/MDS		An Inductive Method of Providing, in a Linear Multipole Ion Guide, an Axial Electric Field, Whose Strength Increases with Radial Position (Snowbird Spiral)

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

An Inductive Method of Providing, in a Linear Multipole Ion Guide, an Axial Electric Field, Whose Strength Increases with Radial Position		PC	Filed	PCT/CA2009/000812	6/9/2009		-N/A
An Inductive Method of Providing, in a Linear Multipole Ion Guide, an Axial Electric Field, Whose Strength Increases with Radial Position		US	Filed	12/480,829	6/9/2009		-N/A

IP-0336
MDS Inc & Applied Biosystem		AB/MDS		Mass Spectrometer

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Mass Spectrometer		US	Filed	61/204,726	1/9/2009		-N/A

IP-0337
MDS Inc & Applied Biosystem		AB/MDS		Setup for efficient MSn analysis

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method, System and Apparatus for Multiplexing Ions in MSn Mass Spectrometry Analysis		US	Filed	61/101,862	10/1/2008		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0338
	MDS Inc & Applied Biosystem	AB/MDS		Relative Noise

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Relative Noise		PC	Filed		PCT/US2008/60403	4/16/2008		-N/A
Relative Noise		US	Filed		12/102,537	4/14/2008		-N/A

IP-0339
	MDS Inc & Applied Biosystem	AB/MDS		Linear Faims power supply

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Linear Faims power supply		US	Filed		60/986,907	11/9/2007		-N/A

IP-0341
	MDS Inc & Applied Biosystem	AB/MDS		Method of mass selection in a Linear Ion Trap

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method of mass selection in a Linear Ion Trap		US	Filed		12/408,026	3/20/2009		-N/A

IP-0342
	MDS Inc & Applied Biosystem	AB/MDS		Method for High Efficiency Tandem Mass Spectrometry

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method for High Efficiency Tandem Mass Spectrometry		US	Filed		61/181,409	5/27/2009		-N/A

IP-0343
	MDS Inc & Applied Biosystem & Sionex	AB/MDS		Vacuum Driven Differential Mobility Spectrometer/Mass Spectrometer Interface with Adjustable Resolution and Selectivity

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0343 (continued)
MDS Inc & Applied Biosystem & Sionex		AB/MDS		Vacuum Driven Differential Mobility Spectrometer/Mass Spectrometer Interface with Adjustable Resolution and Selectivity

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Vacuum Driven Differential Mobility Spectrometer/Mass Spectrometer Interface with Adjustable Resolution and Selectivity		PC	Filed		PCT/CA2009/000741	5/28/2009		-N/A
Method and System for Metering Modifier in Differentail Mobility Spectrometer/Mass Spectrometer		PC	Filed		PCT/CA2009/000727	5/27/2009		-N/A
Method and System for metering Modifier in Differential Mobility Spectrometer/Mass Spectrometer		US	Filed		61/057,531	5/30/2008		-N/A
Vacuum Driven Differential Mobility Spectrometer/Mass Spectrometer Interface with Adjustable Resolution and Selectivity		US	Filed		61/057,242	5/30/2008		-N/A
Vacuum Driven Differential Mobility Spectrometer/Mass Spectrometer Interface with Adjustable Resolution and Selectivity		US	Filed		12/473,859	5/28/2009		-N/A
Method and System for Providing a Modifier to a Curtain Gas for a Mobility Spectrometer		US	Filed		12/472,980	5/27/2009		-N/A

IP-0349
MDS Inc & Applied Biosystem		AB/MDS		MALDI LASER MIRROR CLEANING

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

	Heated Optical Components	US	Filed		61/164,137	3/27/2009		-N/A

IP-0350
xxx xxx xxx xxx xxx xxx xxx xxx [owner by assignment]		AB/MDS		Method and Apparatus for Collisional Activation of Polypeptide Ions

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Collisional Activation of Polypeptide Ions		PC	Filed		PCT/US2007/024616	11/30/2007		-N/A

Method and Apparatus for Collisional Activation of Polypeptide Ions		US	Filed		60/853,857	12/1/2006		-N/A
Method and Apparatus for Collisional Activation of Polypeptide Ions		US	Filed		11/998,266	11/29/2007		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0351
xxx xxx xxx xxx xxx xxx xxx xxx		AB/MDS		Method and Apparatus for Transmission Mode Ion/Ion Dissociation
[owner by assignment]

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Transmission Mode Ion/Ion Dissociation		PC	Filed		PCT/US2007/024613	11/30/2007		-N/A

Method and Apparatus for Transmission Mode Ion/Ion Dissociation		US	Filed		60/872,356	12/1/2006		-N/A
Method and Apparatus for Transmission Mode Ion/Ion Dissociation		US	Filed		11/998,306	11/29/2007		-N/A
Method and Apparatus for Transmission Mode Ion/Ion Dissociation		EU	Filed		07862363.4	11/30/2007		-N/A

IP-0559
MDS Inc & Applied Biosystem		AB/MDS		Method of Operating a Linear Ion Trap to Provide Low Pressure Short Time High Amplitude Excitation with Pulsed Pressure

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method of Operating a Linear Ion Trap to Provide Low Pressure Short Time High Amplitude Excitation with Pulsed Pressure		PC	Filed		PCT/CA2009/000088	1/26/2009		-N/A
Method of Operating a Linear Ion Trap to Provide Low Pressure Short Time High Amplitude Excitation with Pulsed Pressure		US	Filed		61/025,057	1/31/2008		-N/A
Method of Operating a Linear Ion Trap to Provide Low Pressure Short Time High Amplitude Excitation with Pulsed Pressure		US	Filed		12/359,526	1/26/2009		-N/A

IP-0572
MDS Inc & Applied Biosystem		AB/MDS		Method and Device to Analyze Large Ion Populations in Linear Ion Traps (Tandem Ion Traps)

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method and Device to Analyze Large Ion Populations in Linear Ion Traps (Tandem Ion Traps)		PC	Filed		PCT/CA2009/000805	6/8/2009		-N/A
Method Of Operating Tandem Ion Traps		US	Filed		61/120,674	12/8/2008		-N/A
Method and Device to Analyze Large Ion Populations in Linear Ion Traps (Tandem Ion Traps)		US	Filed		12/480,160	6/8/2009		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0574
	MDS Inc & Applied Biosystem	AB/MDS		Photo-fragmentation with cooling

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Apparatus and Method of Photo-fragmentation		US	Filed	61/152,376	2/13/2009		-N/A

IP-0575
	xxx xxx xxx xxx xxx xxx xxx xxx	AB/MDS		Method and Apparatus for Activation of Cation Transmission Mode Ion/Ion Reactions
[owner by assignment]

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Method and Apparatus for Activation of Cation Transmission Mode Ion/Ion Reactions		PC	Filed	PCT/US2008/087099	12/17/2008		-N/A
Method and Apparatus for Activation of Cation Transmission Mode Ion/Ion Reactions		US	Filed	61/008,437	12/20/2007		-N/A

IP-0582
	MDS Inc & Applied Biosystem	AB/MDS		Ion Optics Drain for Ion Mobility

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Ion Optics Drain for Ion Mobility		US	Filed	61/160,925	3/17/2009		-N/A

IP-0584
	MDS Inc & Applied Biosystem	AB/MDS		Detecting Components of a Convolved Peak

Patent Title		Country	Status	Serial No.	File Date	Patent No.	Issue Date

Detecting Components of a Convolved Peak		US	Filed	61/057,719	5/30/2008		-N/A
Method for Identifying a Convolved Peak		US	Filed	12/200,636	8/28/2008		-N/A

Technologies and Associated Patents
Active Records Only

MDS ID No.	Owner by Assignment	Owner by Agreement		Technology Title

IP-0590
	MDS Inc & Applied Biosystem	AB/MDS		Linear Ion Trap for MSMS

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Linear Ion Trap for MSMS		US	Filed		61/181,393	5/27/2009		-N/A

IP-0592
	MDS Inc & Applied Biosystem	AB/MDS		Mass Selector

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Mass Selector		US	Filed		61/181,399	5/27/2009		-N/A

IP-0612
	MDS Inc & Applied Biosystem	AB/MDS		Method for Processing Large Amounts of Data

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Method for Processing Large Amounts of Data		PC	Filed		PCT/US2009/049828	7/7/2009		-N/A

Method for Processing Large Amounts of Data		US	Filed		12/474,418	5/29/2009		-N/A
Method for Processing Large Amounts of Data		US	Filed		12/474,418	5/29/2009		-N/A

IP-0635
	MDS Inc & Applied Biosystem	AB/MDS		Nonlinear RF Trap

Patent Title		Country	Status		Serial No.	File Date	Patent No.	Issue Date

Nonlinear RF Ion Trap		US	Filed		61/223,201	7/6/2009		-N/A

RIDER A

Exhibit 5.14(iii)5

PATENTS

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
METHODS FOR ISOLATION AND LABELING OF SAMPLE MOLECULES	US	Issued	09/858198	5/14/2001	7183116	2/27/2007	Xxx xxx xxx xxx xxx xxx xxx Xxx xxx x xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx
MASS SPECTROMETER	US	Issued	10/401944	3/31/2003	7064319	6/20/2006	Xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
METHODS FOR ISOLATION AND LABELING OF SAMPLE MOLECULES	US	Issued	10/477619	11/14/2003	7364911	4/29/2008	Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx x
FLUID PROCESSING DEVICE	US	Issued	10/891646	7/15/2004	7491363	2/17/2009	Xxx xxx xxx xxx xxx xxx xxx X
ION OPTICS SYSTEMS	US	Issued	11/042191	1/24/2005	7439520	10/21/2008	Xxx xxx xxx xxx xxx xxx xxx xx MDS Inc.
ION OPTICS SYSTEMS	US	Issued	11/042592	1/24/2005	7351958	4/1/2008	Xxx xxx xxx MDS Inc.
IDENTIFICATION OF MODIFIED PEPTIDES BY MASS SPECTROMETRY	US	Pending	11/104741	4/13/2005			Xxx xxx xxx xxx xxx MDS Inc., d/b/a/ MDS Sciex
ION OPTICAL MOUNTING ASSEMBLIES	US	Issued	11/129022	5/13/2005	7265368	9/4/2007	Xxx xxx xxx xxx xx MDS Inc.
MASS ANALYZER SYSTEMS AND METHODS FOR THEIR OPERATION	US	Issued	11/129204	5/13/2005	7351959	4/1/2008	Xxx xxx xxx xxx xx MDS Inc.
SAMPLE HANDLING MECHANISMS AND METHODS FOR MASS SPECTOMETRY	US	Issued	11/129647	5/13/2005	7405396	7/29/2008	Xxx xxx xxx xxx xx MDS Inc.
ION SOURCES FOR MASS SPECTROMETRY	US	Issued	11/129658	5/13/2005	7176454	2/13/2007	Xxx xxx xxx xxx xxx MDS Inc.
[names of third party owners]

5                   The information on this Rider is deemed valid; provided that either party may propose clarifications or corrections within fourteen (14) days of the signing of the Agreement, all such proposed clarifications and corrections subject to the reasonable mutual agreement of the parties.

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
METHODS OF OPERATING ION OPTICS FOR MASS SPECTROMETRY	US	Issued	11/129661	5/13/2005	7385186	6/10/2008	Xxx xxx xxx xxx xxx MDS Inc.
METHODS AND SYSTEMS FOR DISCOVERING PROTEIN MODIFICATIONS AND MUTATIONS	US	Pending	11/217257	8/31/2005			Xxx xxx xxx xxx X MDS, Inc.
METHOD AND SYSTEM FOR IDENTIFYING POLYPEPTIDES	US	Pending	11/246722	10/6/2005			Xxx xxx xxx xxx X MDS Inc.
METHOD AND APPARATUS FOR SAMPLE DEPOSITION	US	Pending	11/349337	2/8/2006			Xxx xxx xxx xxx xx
POWER SUPPLY REGULATION USING A FEEDBACK CIRCUIT COMPRISING AN AC AND DC COMPONENT	US	Issued	11/429371	5/5/2006	7491931	2/17/2009	Xxx xxx xxx XXX MDS Inc.
METHODS AND SYSTEMS FOR MASS DEFECT FILTERING OF MASS SPECTROMETRY DATA	US	Pending	11/474128	6/23/2006			Xxx xxx xxx xxx X MDS, Inc.
METHODS FOR THE DEVELOPMENT OF A BIOMOLECULE ASSAY	US	Pending	11/580221	10/12/2006			Xxx xxx xxx xxx xx MDS Inc.
MASS DEFECT TRIGGERED INFORMATION DEPENDENT ACQUISITION	US	Pending	11/620061	1/5/2007			Xxx xxx xxx xxx xx MDS Inc.
METHODS AND SYSTEMS FOR SEQUENCE-BASED DESIGN OF MULTIPLE REACTION MONITORING TRANSITIONS AND EXPERIMENTS	US	Pending	11/777248	7/12/2007			Xxx xxx xxx xxx X MDS Inc.
METHOD OF OPERATING A MASS SPECTROMETER TO PROVIDE RESONANT EXCITATION ION TRANSFER	US	Pending	11/778954	7/17/2007			Xxx xxx xxx xxx xx MDS Analytical Technologies, a business unit of MDS Inc.
[names of third party owners]

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
METHOD FOR AXIAL EJECTION AND IN-TRAP FRAGMENTATION USING AUXILIARY ELECTRODES IN A MULTIPOLE MASS SPECTROMETER	US	Pending	11/839081	8/15/2007			Xxx xxx xxx xxx xx MDS Analytical Technologies, a business unit of MDS Inc., d/b/a/ Sciex
ION OPTICS SYSTEMS	US	Pending	11/862000	9/26/2007			Xxx xxx xxx xxx xxx MDS Inc.
METHODS FOR ISOLATING AND LABELING SAMPLE MOLECULES	Australia	Issued	2002-303760	5/14/2002	2002303760	4/10/2008	Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx
METHODS FOR ISOLATING AND LABELING SAMPLE MOLECULES	Canada	Pending	2447874	5/14/2002			Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xx Xxx xxx xxx xxx xxx xxx xxx xxx
METHOD FOR CHARACTERIZING BIOMOLECULES UTILIZING A RESULT DRIVEN STRATEGY	Canada	Pending	2495378	8/22/2003			Xxx xxx xxx xxx xx MDS Inc.
METHOD AND APPARATUS FOR SAMPLE DEPOSITION	Canada	Pending	2496481	2/9/2005			MDS Inc., d/b/a/ MDS Sciex Xxx xxx xxx xxx xxx
METHOD AND APPARATUS FOR SAMPLE DEPOSITION	Canada	Pending	2592595	2/8/2006			MDS Inc., d/b/a/ MDS Sciex Xxx xxx xxx xxx xxx
ION OPTICS SYSTEMS	Canada	Pending	2595668	1/24/2006			xxx xxx xxx xxx xxx MDS Inc.
METHODS FOR THE DEVELOPMENT OF A BIOMOLECULE ASSAY	Canada	Pending	2625781	10/12/2006			MDS Inc. xxx Xxx xxx xxx xx
METHODS FOR ISOLATION AND LABELING OF SAMPLE MOLECULES	China	Pending	02814077.x	5/14/2002			Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx
METHODS FOR ISOLATING AND LABELING SAMPLE MOLECULES	EPO	Pending	20020731818	5/14/2002			Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx
MASS SPECTROMETER	EPO	Pending	20040007590	3/29/2004			Xxx Xxx xxx xxx xx Xxx xxx xxx xxx xxx Xxx xx
[names of third party owners]

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
DYNAMIC SIGNAL SELECTION IN CHROMATOGRAPHY/MASS SPECTOMETRY/MASS SPECTROMETRY SYSTEM	EPO	Issued	20040726409	4/8/2004	1611595	10/18/2006	MDS Inc., d/b/a/ MDS Sciex xxx xxx xxx xxx xx
METHOD AND APPARATUS FOR SAMPLE DEPOSITION	EPO	Pending	20060705124	2/8/2006			MDS Inc., d/b/a/ MDS Sciex xxx xxx xxx xxx xx
METHOD AND APPARATUS FOR MASS SELECTIVE AXIAL TRANSPORT USING QUADRUPOLAR DC	EPO	Pending	20060741514	5/17/2006			MDS Inc., d/b/a/ MDS Sciex xxx xxx xxx xxx xx
LASER DESORPTION ION SOURCE WITH ION GUIDE COUPLING FOR ION MASS SPECTROSCOPY	EPO	Pending	20060845935	12/19/2006			MDS Sciex, Inc. xxx xxx xxx xxx xx
SYSTEMS AND METHODS FOR CALCULATING ION FLUX IN MASS SPECTROMETRY	EPO	Pending	20070701640	1/4/2007			MDS Inc., d/b/a/ MDS Sciex xxx xxx xxx xxx xx
ANALYSIS OF BIOMOLECULES USING TIME-OF-FLIGHT MASS SPECTROMETRY	Germany	Issued	19990113834	5/17/1996	69631556	3/18/2004	xxx xxx xxx xxx xx
MASS SPECTROMETER SYSTEM AND METHOD FOR MATRIX- ASSISTED LASER DESORPTION MEASUREMENTS	Germany	Issued	19956008585T	7/7/1995	69508585	11/18/1999	xxx xxx xxx xxx xx
IMPROVEMENTS IN TIME OF FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	Germany	Issued	19966018949T	5/17/1996	69618949	8/29/2002	xxx xxx xxx xxx xx
HIGH DENSITY SAMPLE HOLDER FOR ANALYSIS OF BIOLOGICAL SAMPLES	Germany	Issued	19986024586T	6/24/1998	69824586	6/23/2005	xxx xxx xxx xxx xx
ROBOTIC SYSTEM HAVING POSITIONALLY ADJUSTABLE MULTIPLE PROBES	Germany	Issued	20026008231T	9/25/2002	60208231	8/10/2006	xxx xxx xxx xxx xx
[names of third party owners]

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
MASS SPECTROMETER SYSTEM AND METHOD FOR MATRIX-ASSISTED LASER DESORPTION MEASUREMENTS	Japan	Issued	1996-505748	7/7/1995	3344724	11/18/2002	xxx xxx xxx xxx xx
TIME-OF-FLIGHT MASS SPECTROMETRY ANALYSIS OF BIOMOLECULES	Japan	Issued	1996-535078	5/17/1996	3580553	10/27/2004	xxx xxx xxx xxx xx
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH DELAYED EXTRACTION, AND METHOD OF USING THE SAME	Japan	Issued	2003-126506	2/5/1999	4023738	12/19/2007	xxx xxx xxx xxx xx
METHOD AND APPARATUS FOR DETERMINING MOLECULAR WEIGHT OF LABILE MOLECULES	Japan	Pending	2001-503205	5/26/2000			xxx xxx xxx xxx xx
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER WITH DAMPING IN COLLISION CELL AND METHOD FOR USE	Japan	Pending	2001-503206	6/9/2000			xxx xxx xxx xxx xx
METHODS FOR ISOLATION AND LABELING OF SAMPLE MOLECULES	Japan	Pending	2002-589762	5/14/2002			xxx xxx xxx xxx xx xxx xxx xxx xxx xx xxx xxx xxx xxx xx xxx xxx xxx xxx xx
APPARATUS AND PROCESS FOR TRANSPORTING SAMPLE PLATES	Japan	Pending	2003-507558	6/10/2002			xxx xxx xxx xxx xx
ROBOTIC SYSTEM HAVING POSITIONALLY ADJUSTABLE MULTIPLE PROBES	Japan	Pending	2003-539847	9/25/2002			xxx xxx xxx xxx xx
TANDEM TIME-OF-FLIGHT MASS SPECTROMETER FOR DETERMINING MOLECULAR STRUCTURE	Japan	Pending	2004-523567	7/17/2003			xxx xxx xxx xxx xx
MALDI PLATE AND PROCESS FOR MAKING A MALDI PLATE	Japan	Pending	2004-530991	8/13/2003			xxx xxx xxx xxx xx
[names of third party owners]

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
METHOD FOR CHARACTERIZING BIOMOLECULES UTILIZING A RESULT DRIVEN STRATEGY	Japan	Issued	2004-529924	8/22/2003	4160558	10/1/2008	xxx xxx xxx xxx xx
TIME-OF-FLIGHT MASS ANALYZER WITH MULTIPLE FLIGHT PATHS	Japan	Pending	2004-563709	12/17/2003			xxx xxx xxx xxx xx
MASS SPECTROMETER	Japan	Pending	2004-055798	3/1/2004			xxx xxx xxx xxx xx
REDUCTION OF MATRIX INTERFERENCE FOR MALDI MASS SPECTROMETRY ANALYSIS	Japan	Pending	2006-523898	8/9/2004			xxx xxx xxx xxx xx
ION SOURCE AND METHODS FOR MALDI MASS SPECTROMETRY	Japan	Pending	2006-537997	9/24/2004			xxx xxx xxx xxx xx
MALDI PLATE WITH REMOVABLE MAGNETIC INSERT	Japan	Pending	2006-534305	10/7/2004			xxx xxx xxx xxx xx
MALDI PLATE WITH REMOVABLE INSERT	Japan	Pending	2006-534306	10/7/2004			xxx xxx xxx xxx xx
MALDI PLATE CONSTRUCTION WITH GRID	Japan	Pending	2006-545759	12/10/2004			xxx xxx xxx xxx xx
ION OPTICS SYSTEMS	Japan	Pending	2007-552350	1/24/2006			xxx xxx xxx xxx xx MDS Inc.
ION SOURCES FOR MASS SPECTROMETRY	Japan	Pending	2007-555222	2/3/2006			xxx xxx xxx xxx xx MDS Inc.
METHODS FOR THE DEVELOPMENT OF A BIOMOLECULE ASSAY	Japan	Pending	2008-535752	10/12/2006			MDS Inc. xxx xxx xxx xxx xx
APPARATUS AND PROCESS FOR TRANSPORTING SAMPLE PLATE	Japan	Pending	2008-220439	8/28/2008			xxx xxx xxx xxx xx
MASS SPECTROMETER SYSTEM AND METHOD FOR MATRIX-ASSISTED LASER DESORPTION MEASUREMENTS	UK	Issued	19950925500	7/7/1995	0771470	3/24/1999	xxx xxx xxx xxx xx
[names of third party owners]

Patent Title	Country	Status	Serial No.	Filing Date	Patent No.	Issue Date	Owner
ANALYSIS OF BIOMOLECULES USING TIME-OF-FLIGHT MASS SPECTROMETRY	UK	Issued	19960914683	5/17/1996	0827629	1/30/2002	xxx xxx xxx xxx xx
HIGH DENSITY SAMPLE HOLDER FOR ANALYSIS OF BIOLOGICAL SAMPLES	UK	Issued	19980932841	6/24/1998	0991930	6/16/2004	xxx xxx xxx xxx xx
ANALYSIS OF BIOMOLECULES USING TIME-OF-FLIGHT MASS SPECTROMETRY	UK	Issued	19990113834	5/17/1996	0957508	2/11/2004	xxx xxx xxx xxx xx
ROBOTIC SYSTEM HAVING POSITIONALLY ADJUSTABLE MULTIPLE PROBES	UK	Issued	20020773597	9/25/2002	1444043	12/21/2005	xxx xxx xxx xxx xx
METHOD AND APPARATUS FOR REDUCING CONTAMINATION IN A MASS	WIPO	Published	PCT/US2007/063134	3/2/2007	2008105880	11/20/2008	MDS Inc. xxx xxx xxx xxx xx
[names of third party owners]

EXHIBIT 5.14(iv)

1.     The following Patents & Applications for BlueShift & Genapta:

BLUESHIFT & GENAPTA - PATENTS AND APPLICATIONS
Ran: June 16, 2008
	Document ID	Title	Inventor	Pub Date	App Date
Genapta	EP1456626A2	A DUAL WAVELENGTH OPTICAL FLUORESCENCE ANALYZER	XxxxxxxxXxxxxx	2004-09-15	2002-11-22
	EP1456626B1	A DUAL WAVELENGTH OPTICAL FLUORESCENCE ANALYZER	XxxxxxxxXxxxxx	2005-08-03	2002-11-22
	US7221450B2	Dual wavelength optical analyzer	XxxxxxxxXxxxxx	2007-05-22	2004-05-17
	WO2003048744A2	A DUAL WAVELENGTH OPTICAL ANALYZER	XxxxxxxxXxxxxx	2003-06-12	2002-11-22
	WO2003048744A3	A DUAL WAVELENGTH OPTICAL FLUORESCENCE ANALYZER	XxxxxxxxXxxxxx	2003-08-28	2002-11-22
XxxxxxxxXxxxxx
Blueshift	EP1660870A2	TIME DEPENDENT FLUORESCENCE MEASUREMENTS	XxxxxxxxXxxxxx	2006-05-31	2004-08-26
	EP1774024A2	EXPLORING FLUOROPHORE MICROENVIRONMENTS	XxxxxxxxXxxxxx	2007-04-18	2005-07-01
	EP1866443A1	SCREENING USING POLARIZATION ANISOTROPY IN FRET EMISSIONS	XxxxxxxxXxxxxx	2007-12-19	2006-04-03
	EP1866443A4	SCREENING USING POLARIZATION ANISOTROPY IN FRET EMISSIONS	XxxxxxxxXxxxxx	2009-04-08	2006-04-03
	EP1977217A1	METHOD AND APPARATUS FOR REDUCING NOISE IN SCATTEROMETRY MEASUREMENTS	XxxxxxxxXxxxxx	2008-10-08	2007-01-19
	US7141378B2	Exploring fluorophore microenvironments	XxxxxxxxXxxxxx	2006-11-28	2005-07-01
	US20050046848A1	Time dependent fluorescence measurements	XxxxxxxxXxxxxx	2005-03-03	2004-08-26
	US20050046849A1	Measuring time dependent fluorescence	XxxxxxxxXxxxxx	2005-03-03	2004-08-26
	US20050264805A1	Methods and apparatus for scanning small sample volumes	XxxxxxxxXxxxxx	2005-12-01	2005-02-09
	US20060003320A1	Exploring fluorophore microenvironments	XxxxxxxxXxxxxx	2006-01-05	2005-07-01
	US20060234279A1	Screening using polarization anisotropy in FRET emissions	XxxxxxxxXxxxxx	2006-10-19	2006-04-04
	US20070171417A1	Methods and apparatus for reducing noise in scatterometry measurements	XxxxxxxxXxxxxx	2007-07-26	2006-01-20
	US20080174842A1	Time dependent fluorescence measurements	XxxxxxxxXxxxxx	2008-07-24	2008-02-22
	US20080206888A1	Screening using polarization anisotropy in FRET emissions	XxxxxxxxXxxxxx	2008-08-28	2008-02-11
	WO2005019811A2	TIME DEPENDENT FLUORESCENCE MEASUREMENTS	XxxxxxxxXxxxxx	2005-03-03	2004-08-26
	WO2005019811A3	TIME DEPENDENT FLUORESCENCE MEASUREMENTS	XxxxxxxxXxxxxx	2006-03-02	2004-08-26
	WO2005081801A2	METHODS AND APPARATUS FOR SCANNING SMALL SAMPLE VOLUMES	XxxxxxxxXxxxxx	2005-09-09	2005-02-09
	WO2005081801A3	METHODS AND APPARATUS FOR SCANNING SMALL SAMPLE VOLUMES	XxxxxxxxXxxxxx	2005-11-10	2005-02-09
	WO2006014351A2	EXPLORING FLUOROPHORE MICROENVIRONMENTS	XxxxxxxxXxxxxx	2006-02-09	2005-07-01
	WO2006014351A3	EXPLORING FLUOROPHORE MICROENVIRONMENTS	XxxxxxxxXxxxxx	2006-08-24	2005-07-01
	WO2006107864A1	SCREENING USING POLARIZATION ANISOTROPY IN FRET EMISSIONS	XxxxxxxxXxxxxx	2006-10-12	2006-04-03
	WO2007084704A1	METHOD AND APPARATUS FOR REDUCING NOISE IN SCATTEROMETRY MEASUREMENTS	XxxxxxxxXxxxxx	2007-07-26	2007-01-19
[inventor names]

EXHIBIT 5.14(v)

APPLIED BIOSYSTEMS/MDS SCIEX JOINT VENTURE
TRADEMARKS

TRADEMARKS
Trademarks or registered trademarks of Applied Biosystems/MDS Analytical Technologies Instruments, a joint venture between Applied Biosystems and MDS Inc.
Trademark	Appears as (Branding)	sample use
AB SCIEX	AB SCIEX
AB SCIEX Triple Quad	AB SCIEX Triple Quad™	system
ACQURATE	AcQuRate™	detector
AMINO ACID 20/20	Amino Acid 20/20™ kit	kit
AMINO ACID 45/32	Amino Acid 45/32™ kit	kit
ANALYST	Analyst®	software
API 150EX	API 150EX™	system
API 2000	API 2000™	system
API 3000	API 3000™	system
API 3200	API 3200™	system
API 4000	API 4000™	system
API 5000	API 5000™	system
AUTOTUNE INSTRUMENTATION OPTIMIZATION	Autotune Instrument Optimization™	algorithm
BIOANALYST	BioAnalyst™	software
BIOSPECTROMETRY	Biospectrometry™	mass spectrometer
CHEMOVIEW	ChemoView™	software
CLEARCORE	Clearcore™	application foundation
CLIQUID	Cliquid®	software
CLIQUID QUANT	Cliquid Quant™	software
CURTAIN GAS	Curtain Gas™	interface
DATA EXPLORER	Data Explorer®	software
DELAYED EXTRACTION	Delayed Extraction®	system
DISCOVERYQUANT	DiscoveryQuant™	software
DUOSPRAY	DuoSpray™	ion source
DYNAMIC BACKGROUND SUBTRACTION	Dynamic Background subtraction™	algorithm
DynamicExit	DynamicExit™	algorithm
EASYACCESS	EasyAccess™	wizard/software
EQ	eQ™	electronics
EXPLORER	Explorer™	software
FLASHLASER	FlashLaser™	source
FLASH ID	Flash ID™	software
FLASHQUANT	FlashQuant™	instrument and software
FLASHVIEW	FlashView™	software
IMETHOD	iMethod™	Store
INTEGRATION QUALITY	Integration Quality™	index
INTERROGATOR	Interrogator™	software
IONCOOLER	IonCooler™	guide
IONSPRAY	Ionspray™	source
LIGHTSIGHT	LightSight®	software
LINAC	LINAC®	collision cell
LINEAR ACCELERATOR TRAP	Linear Accelerator™ Trap	collision cell
LIPIDVIEW	LipidView™	software
LIPIDPROFILER	LipidProfiler™	software
MALDI TOF/TOF(for instrument)	MALDI TOF/TOF™	(for instrument)
MARKERVIEW	MarkerView™	software
MDT (independent data acquisition)	MDt™ IDA	software

PRIVATE AND CONFIDENTIAL

APPLIED BIOSYSTEMS/MDS SCIEX JOINT VENTURE
TRADEMARKS

MICROIONSPRAY	MicroIonSpray®	ion source
MIDAS	MIDAS™	workflow
MIDAS TRAQ	MIDAS TRAQ™	system
MPX	MPX™	driver software
MRMPILOT	MRMPilot™	software
MULTIQUANT	MultiQuant™	software
NANOSPRAY	NanoSpray®	ion source
OMALDI	oMALDI™	source or software
OPTIBEAM	OptiBeam™	on-axis laser
OPTI-TOF	Opti-TOF®	holder, insert, plate
PARAGON	Paragon™	algorithm
PEAKPERFORM	PeakPerform™	peak finding algorithm
PHARMA MASSSPECTATOR	Pharma MassSpectator™	newletter
PHOTOSPRAY	PhotoSpray®	ion source
PRO GROUP	Pro Group™	algorithm
PROTEINLAB SUITE	ProteinLab™ Suite	suite software
PROTEINPILOT (software)	ProteinPilot™	software
QJET	QJet®	ion guide
QUANTIS	QuanTIS™	percursor selector
QSTAR	QSTAR®	system
QTRAP	QTRAP®	system
RAZOR	Razor™	detector
RDA	RDA™	feature or Explorer software
SCHEDULED MRM	Scheduled MRM™	algorithm
SHARP SAMPLER	SharpSampler™	1500 (autosampler)
SYMBIOT	SymBiot®	workstation
TEMPO	Tempo™	LC system
TISSUEVIEW	TissueView™	software
TOF/TOF	TOF/TOF™	optics
TRIPLE TRAP	TripleTrap™	scanning, switching
TURBO V	Turbo V™	source
TURBOIONSPRAY	TurboIonSpray®	ion source or probe
VOYAGER	Voyager™	system
VOYAGER-DE	Voyager-DE™	system

JV copyright:  © 2009 Applied
Biosystems and MDS Inc. Joint
Owners. All Rights Reserved

MOLECULAR DEVICES TRADEMARKS TABLE

Trademark	Appears as (Branding)	Sample use	Owned by
ACUITY	Acuity®	software	a registered trademark of MDS Analytical Technologies (US) Inc.
ACUITYXPRESS	AcuityXpress™	software	a trademark of MDS Analytical Technologies (US) Inc.
ADAPTIVE ACQUISITION	Adaptive Acquisition™	technology	a trademark of MDS Analytical Technologies (US) Inc.
ANALYST	Analyst®	interface, service	a registered trademark of MDS Analytical Technologies (US) Inc.
AQUAMAX	AquaMax®	washer	a registered trademark of MDS Analytical Technologies (US) Inc.
ARCTURUS	Arcturus®	design/logo, systems, instruments, Laser Capture Microdissection (LCM) instruments, reagents, Microgenomic reagents, Systems for Microgenomics	a registered trademark of MDS Analytical Technologies (US) Inc.
ARCTURUS DESIGN	Arcturus Design®	design/logo	a registered trademark of MDS Analytical Technologies (US) Inc.
ARCTURUS XT	ArcturusXT™	system, instrument, LCM instrument, microdissection instrument, laser Cpture Microdissection (LCM) instrument	a trademark of MDS Analytical Technologies (US) Inc.
AUTOPIX (ARCTURUS)	AutoPix®	system, instrument, LCM instrument, microdissection instrument, laser Cpture Microdissection (LCM) instrument	a registered trademark of MDS Analytical Technologies (US) Inc.
AUTOSCAN XT	AutoScanXT™	software	a trademark of MDS Analytical Technologies (US) Inc.
AXON INSTRUMENTS	Axon Instruments®	corporate name	a registered trademark of MDS Analytical Technologies (US) Inc.
AXOPORATOR	Axoporator®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
CAPSURE (ARCTURUS)	CapSure®	LCM caps, microdissection caps, caps	a registered trademark of MDS Analytical Technologies (US) Inc.
CATCHPOINT	CatchPoint®	reagent	a registered trademark of MDS Analytical Technologies (US) Inc.
CELLKEY	CellKey™	instrument, label free cellular assay system, , data system, applications system, microplates, system	a trademark of MDS Analytical Technologies (US) Inc.
CYBERAMP	Cyberamp®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
DATAXPRESS	DataXpress®	software	a registered trademark of MDS Analytical Technologies (US) Inc.
DIGIDATA	Digidata®	digitizer; system	a registered trademark of MDS Analytical Technologies (US) Inc.
ECLAMP	eCLAMP®	program	a registered trademark of MDS Analytical Technologies (US) Inc.
EMAX	EMax™	readers; applications	a trademark of MDS Analytical Technologies (US) Inc.
EXTRACSURE	ExtracSure™	device, extraction device, low-volume extraction device	a trademark of MDS Analytical Technologies (US) Inc.
FLEXSTATION	FlexStation®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
FLIPR	FLIPR®	evaluation kit	a registered trademark of MDS Analytical Technologies (US) Inc.
FLIPR TETRA	FLIPRTETRA®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
GENECLAMP	GeneClamp®	program	a registered trademark of MDS Analytical Technologies (US) Inc.
GENEPIX	GenePix®	software	a registered trademark of MDS Analytical Technologies (US) Inc.
GENEPIX 4000	GenePix 4000®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
HISTOGENE (ARCTURUS)	HistoGene®	kits, staining kits, immunofluorescence kit, JHC kit, frozen section staining kit	a registered trademark of MDS Analytical Technologies (US) Inc.

PRIVATE AND CONFIDENTIAL

MOLECULAR DEVICES TRADEMARKS TABLE

Trademark	Appears as (Branding)	Sample use	Owned by
IMAGEXPRESS	ImageXpress®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
IMAGEXPRESS MICRO	ImageXpressMICRO™	system	a trademark of MDS Analytical Technologies (US) Inc.
IMAP	IMAP®	platform	a registered trademark of MDS Analytical Technologies (US) Inc.
IONWORKS	IonWorks®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
LIVEWARE	LiveWare®	screening	a registered trademark of MDS Analytical Technologies (US) Inc.
LMAX	LMax™	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.
META IMAGING SERIES	Meta Imaging Series®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
METAFLUOR	MetaFluor®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
METAMORPH	MetaMorph®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
METAVUE	MetaVue®	imaging	a registered trademark of MDS Analytical Technologies (US) Inc.
METAXPRESS	MetaXpress®	software	a registered trademark of MDS Analytical Technologies (US) Inc.
MIRACOL (ARCTURUS)	MiraCol™	columns, purification columns, kits	a trademark of MDS Analytical Technologies (US) Inc.
MMMM(METAFLUOR DESIGN	MMMM®	design/logo	a registered trademark of MDS Analytical Technologies (US) Inc.
OPTIMAX	OptiMax™	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.
OPUSXPRESS	OpusXpress®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
PARADISE (ARCTURUS)	Paradise®	system, reagent system, amplification system, WT-RT kits, WT-RT system	a registered trademark of MDS Analytical Technologies (US) Inc.
PATCHPLATE	PatchPlate™	consumable	a trademark of MDS Analytical Technologies (US) Inc.
PATCHXPRESS	PatchXpress®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
PATHCHECK	PathCheck®	sensor	a registered trademark of MDS Analytical Technologies (US) Inc.
PCLAMP	pCLAMP®	program	a registered trademark of MDS Analytical Technologies (US) Inc.
PICOPURE (ARCTURUS)	PicoPure®	kits, RNA isolation kit, DNA extraction kit, extraction and isolation kit	a registered trademark of MDS Analytical Technologies (US) Inc.
PIXCELL (ARCTURUS)	PixCell®	system, instrument, LCM instrument, microdissection instrument, laser Cpture Microdissection (LCM) instrument	a registered trademark of MDS Analytical Technologies (US) Inc.
RIBOAMP (ARCTURUS)	RiboAmp®	kits amplification kits, amplification system	a registered trademark of MDS Analytical Technologies (US) Inc.
SCREENSTATION	ScreenStation®	system, instrument	a registered trademark of MDS Analytical Technologies (US) Inc.
SCREENWORKS	ScreenWorks®	software	a registered trademark of MDS Analytical Technologies (US) Inc.
SMARTPROBE	SmartProbe®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
SOFTMAX	SoftMax®	readers; applications	a registered trademark of MDS Analytical Technologies (US) Inc.
SPECRATEST	SpectraTest®	validation package	a registered trademark of MDS Analytical Technologies (US) Inc.
SPECTRAMAX	SpectraMax®	readers; applications	a registered trademark of MDS Analytical Technologies (US) Inc.
STAKMAX	StakMax®	microplate handler	a registered trademark of MDS Analytical Technologies (US) Inc.
SYSTEMS FOR MICROGENOMICS (ARCTURUS)	Systems for Microgenomics®	analysis tools, reagents, instruments	a registered trademark of MDS Analytical Technologies (US) Inc.
THERMOMAX	ThermoMax™	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.
THRESHOLD (stylized)	Threshold®	system	a registered trademark of MDS Analytical Technologies (US) Inc.
TRANSFLUOR	Transfluor™	screening	a trademark of MDS Analytical Technologies (US) Inc.
TURBO LABELING (ARCTURUS)	Turbo Labeling™	kits	a trademark of MDS Analytical Technologies (US) Inc.

PRIVATE AND CONFIDENTIAL

MOLECULAR DEVICES TRADEMARKS TABLE

Trademark	Appears as (Branding)	Sample use	Owned by
VERITAS	Veritas™	system instrument, LCM instrument, microdissection instrument, Laser Capture Microdissection (LCM) instrument	a trademark of MDS Analytical Technologies (US) Inc.
VERSAMAX	VersaMax™	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.
VMAX	VMax®	readers; applications	a registered trademark of MDS Analytical Technologies (US) Inc.

PRIVATE AND CONFIDENTIAL

TRADEMARKS

Trademark	Registration #	File #	File Date	Registration Date
CELLKEY		78/693,612	Aug 16’05
MDS SCIEX	2,958,935			Jun 7’05
MDS SCIEX & DESIGN	2,958,934			Jun 7’05
SCIEX	1,195,033			May 11’02
ELAN	3,640,547			Dec 14’04
PROTEOSPIN (assigned to Norgen Biotek)	3,037,081			Jan 3’06
PLASMALOK	expired

EXHIBIT 5.14(A)(y)(1.a)

EXHIBIT 5.14(A)(y)(1.a)6

TRADEMARKS

•	US and Foreign Trademark Registrations and Applications

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
ACUITY	US	76320994 9/17/2001	2647186 11/5/2002	9	MDS Analytical Technologies (US) Inc.	Registered
ANALYST	CTM	2121127 3/7/2001	2121127 5/17/2002	9	MDS Analytical Technologies (US) Inc.	Registered
ANALYST	US	75464889 4/9/1998	2652118 11/19/2002	9	MDS Analytical Technologies (US) Inc.	Registered
AQUAMAX	CTM	2715175 5/27/2002	2715175 2/7/2005	9	MDS Analytical Technologies (US) Inc.	Registered
AQUAMAX	Switzerland	4720/2002 5/24/2002	502263 8/21/2002	9	MDS Analytical Technologies (US) Inc.	Registered
AQUAMAX	US	76343690 11/29/2001	2712908 5/6/2003	9	MDS Analytical Technologies (US) Inc.	Registered
ARCTURUS	Canada	1434865 4/8/2009		9	MDS Analytical Technologies (US) Inc.	Pending
ARCTURUS	CTM	2539096 1/17/2002	2539096 10/10/2003	1, 5, 9	Molecular Devices Corporation	Registered
ARCTURUS	US	77589229 10/9/2008		9	MDS Analytical Technologies (US) Inc.	Pending
AUTOPIX	US	76060707 5/30/2000	2737410 7/15/2003	9	MDS Analytical Technologies (US) Inc.	Registered
AXON INSTRUMENTS	US	75395177 11/24/1997	2531068 1/22/2002	9	MDS Analytical Technologies (US) Inc.	Registered
AXON INSTRUMENTS	US	74130377 1/14/1991	1670120 12/31/1991	9	MDS Analytical Technologies (US) Inc.	Registrered

[6]
The information on this Rider is deemed valid; provided that either party may propose clarifications or corrections within fourteen (14) days of the signing of the Agreement, all such proposed clarifications and corrections subject to the reasonable mutual agreement of the parties.

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
AXOPORATOR	US	78318961 10/27/2003	3064316 2/28/2006	9	MDS Analytical Technologies (US) Inc.	Registered
CAPSURE	US	75393168 11/19/1997	2585594 6/25/2002	9, 10	MDS Analytical Technologies (US) Inc.	Registered
CATCHPOINT	US	76513724 5/13/2003	2814891 2/17/2004	1	MDS Analytical Technologies (US) Inc.	Registered
CELLKEY	Canada	1248529 2/25/2005	TMA727220 10/28/2008	9, 42	MDS Inc., through Its MDS Sciex Division	Registered
CELLKEY	CTM	4588951 8/12/2005	4588951 6/29/2006	9, 42	MDS Inc., through its division, MDS Sciex	Registered
CELLKEY	Japan	2005-079466 8/25/2005	5000480 11/2/2006	9, 42	MDS Inc. through its MDS Sciex Division	Registered
CELLKEY	US	78693612 8/16/2005		9, 42	MDS Inc.	Pending
CYBERAMP	US	74079589 7/19/1990	1679836 3/17/1992	9	MDS Analytical Technologies (US) Inc.	Registered
DATAXPRESS	US	78129278 5/16/2002	2796139 12/16/2003	9	MDS Analytical Technologies (US) Inc.	Registered
DESIGN ONLY	International Register		910164 6/6/2006	1, 9	MDS Analytical Technologies (US) Inc.	Registered
DESIGN ONLY	US	78877856 5/5/2006	3297693 9/25/2007	1, 9	MDS Analytical Technologies (US) Inc.	Registered
DIGIDATA	US	74089755 8/20/1990	1760593 3/23/1993	9	MDS Analytical Technologies (US) Inc.	Registered
ECLAMP	US	78172340 10/8/2002	3013772 11/8/2005	9	MDS Analytical Technologies (US) Inc.	Registered
ELAN	Canada	0496035 12/9/1982	TMA284704 11/4/1983	10	MDS Inc.	Registered
ELAN	CTM	3640547 1/30/2004	3640547 6/7/2005	9	MDS Inc., through its division, MDS Sciex	Registered
ELAN	Japan	S58-052517 6/9/1983	2008958 12/18/1987	1, 5, 6, 7, 8, 9, 10, 11, 12, 16, 20	MDS, Inc.	Registered
ELAN	US	73427994 5/27/1983	1307768 12/4/1984	9	MDS Inc.	Registered
EMAX	US	75248671 2/27/1997	2132682 1/27/1998	9	MDS Analytical Technologies (US) Inc.	Registered

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
FLEXSTATION	CTM	2217388 5/15/2001	2217388 3/19/2003	9, 10	MDS Analytical Technologies (US) Inc.	Registered
FLEXSTATION	Switzerland	5082/2001 11/20/2001	496722 3/26/2002	9	MDS Analytical Technologies (US) Inc.	Registered
FLEXSTATION	US	76201320 1/29/2001	2805308 1/13/2004	9	MDS Analytical Technologies (US) Inc.	Registered
FLIPR	US	75486987 5/18/1998	2262910 7/20/1999	9	MDS Analytical Technologies (US) Inc.	Registered
FLIPR TETRA	CTM	4207304 12/17/2004	4207304 1/18/2006	9	MDS Analytical Technologies (US) Inc.	Registered
FLIPR TETRA	South Korea	40-2004-0057778 12/22/2004	4006548450000 3/14/2006	9	MDS Analytical Technologies (US) Inc.	Registered
FLIPR TETRA	Switzerland	4241/2004 12/20/2004	532508 4/14/2005	9	MDS Analytical Technologies (US) Inc.	Registered
FLIPR TETRA	US	78440244 6/23/2004	3069328 3/14/2006	9	MDS Analytical Technologies (US) Inc.	Registered
GENECLAMP	US	74168044 5/20/1991	1783269 7/20/1993	9	MDS Analytical Technologies (US) Inc.	Registered
GENEPIX	US	76320326 10/1/2001	2571462 5/21/2002	9	MDS Analytical Technologies (US) Inc.	Registered
GENEPIX 4000	US	75541505 8/24/1998	2379979 8/22/2000	9	MDS Analytical Technologies (US) Inc.	Registered
HISTOGENE	US	76259252 5/18/2001	2617567 9/10/2002	9	MDS Analytical Technologies (US) Inc.	Registered
IMAGEXPRESS	US	76314002 9/10/2001	2730268 6/24/2003	9	MDS Analytical Technologies (US) Inc.	Registered
IMAP	US	76287199 7/17/2001	2792141 12/9/2003	1	MDS Analytical Technologies (US) Inc.	Registered
IONWORKS	CTM	2926350 11/7/2002	2926350 3/24/2004	9	MDS Analytical Technologies (US) Inc.	Registered
IONWORKS	Switzerland	9442/2002 11/4/2002	510011 5/6/2003	9	MDS Analytical Technologies (US) Inc.	Registered
IONWORKS	US	76404343 5/7/2002	2938578 4/5/2005	9	MDS Analytical Technologies (US) Inc.	Registered
LA SCIENCE POUR LA SANTÉ	Canada	0827167 10/28/1996	TMA519118 11/4/1999	9, 35, 36, 42	MDS Inc.	Registered
LINAC	Australia	754350 2/6/1998	754350 2/6/1998	9	MDS Inc	Registered

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
LINAC	Canada	0855935 9/12/1997	TMA582342 5/26/2003	9	MDS Inc.	Registered
LINAC	CTM	751511 2/12/1998	751511 10/14/1999	9	MDS Inc.	Registered
LINAC	Switzerland	1097/1998 2/12/1998	P-453698 8/12/1998	9	MDS Inc.	Registered
LINAC	US	75423985 1/27/1998	2659778 12/10/2002	9	Applied Biosystems/MDS Sciex Instruments	Registered
LIVEWARE	US	75486316 5/18/1998	2277649 9/14/1999	1	MDS Analytical Technologies (US) Inc.	Registered
M	US	76119438 8/30/2000	2478077 8/14/2001	9	MDS Analytical Technologies (US) Inc.	Registered
META IMAGING SERIES	US	76086450 7/11/2000	2531612 1/22/2002	9	MDS Analytical Technologies (US) Inc.	Registered
METAFLUOR	US	75314606 6/25/1997	2172960 7/14/1998	9	MDS Analytical Technologies (US) Inc.	Registered
METAMORPH	US	75776081 8/13/1999	2531187 1/22/2002	9	MDS Analytical Technologies (US) Inc.	Registered
METAXPRESS	US	78924645 7/7/2006	3215901 3/6/2007	9	MDS Analytical Technologies (US) Inc.	Registered
MMMM	US	76119437 8/30/2000	2590714 7/9/2002	9	MDS Analytical Technologies (US) Inc.	Registered
MOLECULAR DEVICES	CTM	75853 4/1/1996	75853 3/13/1998	1, 5, 9	Molecular Devices Corporation	Registered
MOLECULAR DEVICES	International Register		910163 5/18/2006	1, 9	MDS Analytical Technologies (US) Inc.	Registered
MOLECULAR DEVICES	Switzerland	3553/1998 5/4/1998	P-469760 2/22/2000	1, 9	MDS Analytical Technologies (US) Inc.	Registered
MOLECULAR DEVICES	US	78877875 5/5/2006	3458076 7/1/2008	1, 9	MDS Analytical Technologies (US) Inc.	Registered
MOLECULAR DEVICES	US	73807173 6/16/1989	1607261 7/24/1990	9	MDS Analytical Technologies (US) Inc.	Registered;
MOLECULAR DEVICES	US	73807185 6/16/1989	1621806 11/13/1990	1	MDS Analytical Technologies (US) Inc.	Registered
OPUSXPRESS	US	76285173 7/13/2001	2743771 7/29/2003	9	MDS Analytical Technologies (US) Inc.	Registered

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
PARADISE	US	78299554 9/12/2003	2938930 4/5/2005	1	MDS Analytical Technologies (US) Inc.	Registered
PATCH ON A CHIP	CTM	2329001 8/3/2001	2329001 3/20/2003	9, 35, 42	MDS Analytical Technologies (US) Inc.	Registered
PATCHPLATE	Switzerland	3904/2001 4/18/2001	490140	9	Molecular Devices Corporation	Registered
PATCHXPRESS	US	76314005 9/10/2001	2843497 5/18/2004	9	MDS Analytical Technologies (US) Inc.	Registered
PATHCHECK	CTM	1098110 3/8/1999	1098110 7/3/2000	9	Molecular Devices Corporation	Registered
PATHCHECK	Switzerland	1968/1999 3/4/1999	P-474614 7/27/2000	9	MDS Analytical Technologies (US) Inc.	Registered
PATHCHECK	US	75583246 11/5/1998	2344849 4/25/2000	9	MDS Analytical Technologies (US) Inc.	Registered
PCLAMP	US	73762526 11/7/1988	1561919 10/24/1989	9	MDS Analytical Technologies (US) Inc.	Registered
PICOPURE	US	76233344 3/30/2001	2699465 3/25/2003	9	MDS Analytical Technologies (US) Inc.	Registered
PIXCELL	US	75392285 11/18/1997	2296722 11/30/1999	9	MDS Analytical Technologies (US) Inc.	Registered
PLASMALOK	Canada	0523400 6/11/1984	TMA307662 10/25/1985	10	MDS Inc.	Registered
PLASMALOK	US		1405540 8/19/86		MDS Inc.	Cancelled
PRAXIS	Canada	0860535 11/4/1997	TMA542618 3/19/2001	16, 42	MDS Inc.	Registered
PROTEOSPIN	Canada	1161110 12/3/2002	TMA608970 4/29/2004	5	xxxxxxxxxxx xxxxxxxxxxx	Registered
PROTEOSPIN	US	76487054 1/31/2003	3037081 1/3/2006	1	xxxxxxxxxxx xxxxxxxxxxx [names of third party owners]	Registered
RIBOAMP	US	76259251 5/18/2001	2630897 10/8/2002	9	MDS Analytical Technologies (US) Inc.	Registered
SCIENCE ADVANCING HEALTH	Canada	0824400 9/26/1996	TMA517829 10/13/1999	9, 11, 40, 42	MDS Inc.	Registered
SCIENCE ADVANCING HEALTH	US	75300235 5/29/1997	2304550 12/28/1999	35, 37, 42	MDS Inc.	Registered
SCIEX	Canada	0413824 7/28/1977	TMA238525 12/21/1979	9, 42	MDS Inc.	Registered
SCIEX	CTM	2342400 8/17/2001	2342400 9/2/2002	9, 42	MDS Inc., through its division, MDS Sciex	Registered

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
SCIEX	US	73156724 1/27/1978	1195033 5/11/1982	9, 42	MDS Inc.	Registered
SCREENSTATION	US	76528748 7/8/2003	2871165 8/10/2004	9	MDS Analytical Technologies (US) Inc.	Registered
SCREENWORKS	US	78458250 7/28/2004	3105031 6/13/2006	9	MDS Analytical Technologies (US) Inc.	Registered
SMARTPROBE	US	74233104 12/23/1991	1720025 9/29/1992	9	MDS Analytical Technologies (US) Inc.	Registered
SOFTMAX	CTM	105023 4/1/1996	105023 4/7/1998	9	Molecular Devices Corporation	Registered
SOFTMAX	Switzerland	3552/1998 5/4/1998	P-455377 10/20/1998	9	MDS Analytical Technologies (US) Inc.	Registered
SOFTMAX	US	73674798 7/27/1987	1479469 3/8/1988	9	MDS Analytical Technologies (US) Inc.	Registered
SPECTRAMAX	CTM	64345 4/1/1996	64345 3/10/1998	9	Molecular Devices Corporation	Registered
SPECTRAMAX	Switzerland	3551/1998 5/4/1998	P-455376 10/20/1998	9	MDS Analytical Technologies (US) Inc.	Registered
SPECTRAMAX	US	74504534 3/24/1994	1977160 5/28/1996	9	MDS Analytical Technologies (US) Inc.	Registered
SPECTRATEST	US	76546153 9/22/2003	2866480 7/27/2004	9	MDS Analytical Technologies (US) Inc.	Registered
STAKMAX	US	78883850 5/15/2006	3354202 12/11/2007	9	MDS Analytical Technologies (US) Inc.	Registered
SYSTEMS FOR MICROGENOMICS	US	76229374 3/24/2001	2637687 10/15/2002	9	MDS Analytical Technologies (US) Inc.	Registered
TAGA	Canada	0440181 5/28/1979	TMA243441 4/18/1980	10, 35	MDS Inc.	Registered
THRESHOLD	France	INPI 194448 3/9/1990	N 1579616	9	Molecular Devices Corporation	Registered
THRESHOLD	Germany	M 67267 4/26/1990	1179290 7/23/1991	1, 9	MDS Analytical Technologies (US) Inc.	Registered
THRESHOLD	Switzerland	2486/1990 4/2/1990	381657 2/21/1991	9	MDS Analytical Technologies (US) Inc.	Registered
THRESHOLD	UK	B1415951 2/26/1990	B1415951 5/21/1993	9	MDS Analytical Technologies (US) Inc.	Registered
THRESHOLD	US	73802411 5/24/1989	1608082 7/31/1990	9	MDS Analytical Technologies (US) Inc.	Registered
THRUQUOT	Canada	0822173 8/30/1996	TMA492970 4/16/1998	10	MDS Inc.	Registered

MARK	Country	Serial No./ Filing Date	Reg. No./ Reg. Date	Class	Record Owner	Status
TRANSFLUOR	CTM	2723740 6/4/2002	2723740 8/8/2003	42	MDS Analytical Technologies (US) Inc.	Registered
TRANSFLUOR	US	77699864 3/26/2009		1	MDS Analytical Technologies (US) Inc.	Pending
TRANSFLUOR	US	76049305 5/16/2000	2672722 1/7/2003	42	MDS Analytical Technologies (US) Inc.	Registered
UNIVERSAL IMAGING CORPORATION	UK	2393518 6/3/2005	2393518 1/13/2006	9, 35, 42	MDS Analytical Technologies (US) Inc.	Registered
VERITAS	US	78543455 1/6/2005	3182601 12/12/2006	9	MDS Analytical Technologies (US) Inc.	Registered
VMAX	US	73674799 7/27/1987	1480645 3/15/1988	9	MDS Analytical Technologies (US) Inc.	Registered

•	Unregistered Trademarks

Trademark	Appears as (Branding)	Sample use	Owned by
xxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxx	software	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxx	technology	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxx	system, instrument, LCM instrument, microdissection instrument, laser Cpture Microdissection (LCM) instrument	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	software	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	device, extraction device, low-volume extraction device	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	system	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	imaging	a trademark of MDS Analytical Technologies (US) Inc. (US Federal application abandoned)
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	columns, purification columns, kits	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.

xxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	kits	a trademark of MDS Analytical Technologies (US) Inc.
xxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxx	micropate reader	a trademark of MDS Analytical Technologies (US) Inc.

EXHIBIT 5.14(A)(y)(1.b)

EXHIBIT 5.14(A)(y)(1.b)7

TRADEMARKS

•	U.S. and Foreign Trademark Registrations and Applications

Mark	Country	Status	Date Filed	Application Number	Registration Date	Registration Number	Owner
ANALYST	CA	Registered	9/21/2000	1,075,750	9/30/2002	TMA568223	Applied Biosystems/MDS Sciex Instruments
ANALYST	JP	Registered	7/2/2003	2003-55338	12/19/2003	4736001	Applied Biosystems/MDS Sciex Instruments
ANALYST	US	Registered	1/5/1999	75/615,796	6/19/2001	2462348	Applied Biosystems/MDS Sciex Instruments
BIOSPECTROMETRY	JP	Registered	3/10/1998	H10-020161	12/24/1999	4348204	Applied Biosystems/MDS Sciex Instruments
CLIQUID	US	Registered	5/24/2006	78/891,470	1/1/2008	3363678	Applied Biosystems/MDS Sciex Instruments
DATA EXPLORER	US	Registered	12/23/1998	75/609,687	2/19/2002	2540925	Applied Biosystems/MDS Sciex Instruments
DELAYED EXTRACTION	US	Registered	3/11/1997	75/255,599	4/20/1999	2241354	Applied Biosystems/MDS Sciex Instruments
FLASHID	EC	Registered	4/3/2007	5807805	3/3/2008	5807805	Applied Biosystems/MDS Sciex Instruments
FLASHID	US	Allowed	4/2/2007	77/146,490			Applied Biosystems/MDS Sciex Instruments
FLASHLASER	EC	Registered	4/3/2007	5807615	3/3/2008	5807615	Applied Biosystems/MDS Sciex Instruments
FLASHLASER	US	Allowed	4/2/2007	77/146,495			Applied Biosystems/MDS Sciex Instruments
FLASHQUANT	EC	Registered	4/3/2007	5807581	3/3/2008	5807581	Applied Biosystems/MDS Sciex Instruments
FLASHQUANT	US	Allowed	4/2/2007	77/146,484			Applied Biosystems/MDS Sciex Instruments

[7]
The information on this Rider is deemed valid; provided that either party may propose clarifications or corrections within fourteen (14) days of the signing of the Agreement, all such proposed clarifications and corrections subject to the reasonable mutual agreement of the parties.

Mark	Country	Status	Date Filed	Application Number	Registration Date	Registration Number	Owner
FLASHVIEW	EC	Registered	4/2/2007	5807672	4/1/2008	5807672	Applied Biosystems/MDS Sciex Instruments
FLASHVIEW	US	Allowed	4/2/2007	77/146,488			Applied Biosystems/MDS Sciex Instruments
IMETHODS	US	Pending	1/9/2008	77/368,010			Applied Biosystems/MDS Sciex Instruments
ITRAQ	US	Registered	11/21/2003	78/331,745	2/6/2007	3206615	XxxxxxxxXxxxxx
ITRAQ	EC	Registered	5/20/2004	3846441	5/20/2004	3846441	XxxxxxxxXxxxxx
ITRAQ	JP	Registered	5/20/2004	2004-046653	12/10/2004	4824916	XxxxxxxxXxxxxx
LIGHTSIGHT	US	Registered	3/2/2006	78/828,041	4/8/2008	3410718	Applied Biosystems/MDS Sciex Instruments
LINAC	US	Registered	1/27/1998	75/423,985	12/10/2002	2659778	Applied Biosystems/MDS Sciex Instruments
MALDI TOF/TOF	EC	Registered	1/23/2002	2545630	6/21/2004	2545630	Applied Biosystems/MDS Sciex Instruments
MALDI TOF/TOF	US	Registered	8/6/2001	78/077,663	7/9/2002	2593108	Applied Biosystems/MDS Sciex Instruments
MICROIONSPRAY	DE	Registered	1/30/1996	39606110 9	10/17/1996	39606110	XxxxxxxxXxxxxx
MICROIONSPRAY	US	Registered	11/2/1995	75/014,098	6/4/2002	2574782	Applied Biosystems/MDS Sciex Instruments
MTRAQ	US	Registered	6/20/2006	78/912,653	3/31/2009	3600394	XxxxxxxxXxxxxx
NANOSPRAY	DE	Registered	5/30/1995	39523750.5	5/31/2005	39523750	Applied Biosystems/MDS Sciex Instruments
NANOSPRAY	FR	Pending	5/30/1995	95 573605		95 573605	Applied Biosystems/MDS Sciex Instruments
NANOSPRAY	GB	Registered	5/30/1995	2022241	2/23/1996	2022241	Applied Biosystems/MDS Sciex Instruments
NANOSPRAY	US	Registered	5/26/1995	74/680,298	12/23/2003	2796411	Applied Biosystems/MDS Sciex Instruments
OPTI-TOF	US	Registered	6/16/2004	78/436,380	12/13/2005	3027341	Applied Biosystems/MDS Sciex Instruments
PHOTOSPRAY	US	Registered	12/20/2001	78/099,354	1/11/2005	2917905	Applied Biosystems/MDS Sciex Instruments
[names of third party owners]

Mark	Country	Status	Date Filed	Application Number	Registration Date	Registration Number	Owner
Q TRAP	EC	Registered	4/8/2002	2647121	9/3/2003	2647121	Applied Biosystems/MDS Sciex Instruments
Q TRAP	JP	Registered	4/5/2002	2002-33240	4/25/2003	4667101	Applied Biosystems/MDS Sciex Instruments
Q TRAP	US	Registered	10/24/2001	78/089,943	6/24/2003	2730949	Applied Biosystems/MDS Sciex Instruments
QJET	CA	Allowed	3/29/2005	1,252,771			Applied Biosystems/MDS Sciex Instruments
QJET	JP	Registered	4/7/2005	2005-31146	12/2/2005	4911725	Applied Biosystems/MDS Sciex Instruments
QJET	US	Registered	10/11/2004	78/497,990	4/10/2007	3228531	Applied Biosystems/MDS Sciex Instruments
QSTAR	CA	Registered	3/4/1999	1,007,464	10/2/2003	TMA591333	Applied Biosystems/MDS Sciex Instruments
QSTAR	EC	Registered	3/25/1999	1118991	4/20/2000	1118991	Applied Biosystems/MDS Sciex Instruments
QSTAR	JP	Registered	3/25/1999	1127194	3/9/2001	4458907	Applied Biosystems/MDS Sciex Instruments
QSTAR	US	Registered	9/25/1998	75/559,697	4/9/2002	2559238	Applied Biosystems/MDS Sciex Instruments
SYMBIOT	EC	Registered	9/15/1998	930875	1/17/2000	930875	Applied Biosystems/MDS Sciex Instruments
TOF/TOF	EC	Registered	1/31/2002	2558153	1/31/2002	2558153	Applied Biosystems/MDS Sciex Instruments
TURBOIONSPRAY	US	Registered	2/11/1999	75/640,799	2/13/2001	2428832	Applied Biosystems/MDS Sciex Instruments
VOYAGER-DE	EC	Registered	9/11/1997	628180	12/10/1998	628180	Applied Biosystems/MDS Sciex Instruments

•	Unregistered Trademarks

Trademark	Appears as (Branding)	sample use
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	detector
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	kit
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	kit
[unregistered trademarks]

Trademark	Appears as (Branding)	sample use
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
Xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	mass spectrometer
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	application foundation
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	interface
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	ion source
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	wizard/software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	electronics
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Store
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	index
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	source
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	collision cell
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	workflow
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	driver software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	source or software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	on-axis laser
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	peak finding algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	newletter
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	suite software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	percursor selector
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	detector
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	feature or Explorer software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	algorithm
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	1500 (autosampler)
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	LC system
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	scanning, switching
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	source
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxxxxxxxxxxxxx	system
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
[unregistered trademarks]

Trademark	Appears as (Branding)	sample use
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		system
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx		software
[unregistered trademarks]

Section 5.14(d)(I)

Intellectual Property – Pending Oppositions, Cancellations, Invalidity, Interferences or
Reexaminations

1.
Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXXXxXxxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXXXXXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx xXxxx xxx XXXXXxxx xxx xxx xxx xxx xxx xxx xXxxx XXxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx XXxxx xxx xxx xxx xxx xxx xxx XxXxxXXxxx xxx xxXxXXXxxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx XXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXXXxx

[information concerning licensed intellectual property]

2.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

[information concerning licensed intellectual property]

Section 5.14(d)(II)

Intellectual Property – Infringing Use or Written Notice

1.	Infringement, Misappropriation or Violation of Third Party Rights.

(A)       None.

2.	Written Communication, Complaint, Claim or Notice

(A)       Written Communication:

•	The xxx xxx xxx and the xxx xxx xxx xx disputes listed in Section 5.9, sub-section B, paragraphs 3 and 4, which information is incorporated herein by reference.

Section 5.14(d)(III)

Intellectual Property – Infringed Upon, Misappropriated or Violated

1.	None.

Section 5.14(e)

Intellectual Property – Employee Rights Not Assigned

1.	None.

Section 5.14(f)

Intellectual Property – Contracts

(A)	Exclusive Licenses by IP Owners

•	Technology License Agreement between AB, AB LLC, MDS Sciex and Partnership, dated October 1, 2001.

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxxXxxx xxx xxx XXXxXxxx xxx xxx Xxxx xxx xxx xxXxxx xxx xxx xxx x

•	Xxxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx Xxxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx

•	Xxxx xxx xxx XXxXxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxXxxx xxx xxx xxXxxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xx

•	Xxxx xxXxxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx Xxxx xxx Xxxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx

•	Technology License Agreement by and between EG&G Canada, Ltd, EG&G, Inc., MDS Inc., acting through its MDS Sciex division (n/k/a MDS Analytical Technologies division), dated July 12 1999.

•
Xxxx xxx xxx xxx xxx xxXxxx xxXxxx xxx xxx xxx xXxxx xxx xxx xxXxxx xxx xxx xXXXXxxx xXxxx xxx XXxXxxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx XXXxxx xxx xXxxx Xxxx xxx xxx Xxxx xxx xxx Xxxx Xxxx xxx xxx xxx xxx xXxxx xxx xxx xxx xXxxx xxx xxx Xxxx xxx xxXxxx xxx xxx xXXxXxxx xx  [third party license agreements]

(B)	Exclusive Licenses Granted to IP Owners

•	Xxxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx Xxxx xxx xxx xxx XXXxXxxx xxx xxx XXxXXXxxx xxx xxXxxx xxx xxx xxx xxx x

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxXxxx xxx xxx xxXXXxXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xxXxxx xxx xxx xxx xxx xxx x

•	Xxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx xXxxx xxx xxXxxx xxx xXxxx xxx xxx xxXXXxxXxxx xxx xxx xxXxxx xxx xxx xxx xxx xxx

•
Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx Xxxx xxx xxx xxx xxx xXxxx xxx xxx xxx xXxxx xxx xxXxxx xxx xXxxx xxx xxXxxx xxx xXxxx xxx xxx XXXxXXXXXxxx xxx xxXxxx xxx xxx xxx xx  [third party license agreements]

•	Xxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx xXxxx xxx xxXxxx xxx xXxxx xxx xxx xxXXXxXxxx xxx xxx xxXxxx xxx xxx xxx xx

•
Xxxx xxx xXxxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xxx xxx xXXXxXXXXXxxx xxx xxx xxx xxXxxx Xxxx xxx xxXxxx xxx xxx xxx xXxxx xxx xxx xXxxx xxx xxx Xxxx xxx xxx xxx xxXxxx xxx xxXxxx xxx xxx xxx xxx xXxxx xxx xxXxxx xxx xxXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx x

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xxx Xxxx xxx xxx xxx xXxxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xx

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx Xxxx xxx xxx xxx xXxxx xxx xXxxx xxx xxx xxx XXXxXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx x

•	Xxxx xxx xxx xxx xxx xxXXXxXxxx xxx Xxxx xxXxxx xxx xxx xxXxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx

•	Xxxx xxx xxx Xxxx xxx xxx xxx xxx xxXxxx xxx xxx xXxxx xxx xxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xx

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxXXxxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xx

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx Xxxx xXxxx xxx xxx xxx xxXxxx xxXxxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx XXXxxx Xxxx xxx xxx xxx xxx

•
Xxxx xxx Xxxx xxx Xxxx xxx xxx Xxxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx Xxxx xxx xxXxxx xxx xxx xxx xXxxx xxx xxXXXxxx xxx xxXxxx xxx xxx xxXxxx xxx xXxxx xxx xxx xxXxxx xxx xxx xxx XXXxxx xxx xxx xxx Xxxx xxx xxXxxx xXxxx xxx xxx xxx xxx xXXXxxx xxx xxx xxx xxx xxXXXxxx xxXXXxxx xxx xxx xxx xxx xXXXxxx xxx xXxxx xxx xxXxxx xxx xxx xxx Xxxx xxx xxx xxx xxx xXXXxxx xxx xxx Xxxx xxx xxx xxx xxx x

•
Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xXxxx xxx xxx xxx xxXxxx xxXxxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx XXXxxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx

•	Xxxx xxx Xxxx xxx xxx xxx xxx xxXxxx xxXxxx xxx xxx xxx Xxxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xx

•
Xxxx xxx xxx Xxxx xxx xxx xxXxxx xxx xxx xxXxxx xxx xxx xxx xxx xxXxxx xxXxxx xxx xxx xxx Xxxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xXXXxXxxx xxx xxx xXxxx xxx xxx xxx xXXxxXxxx xxXXXxXXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx

[third party license agreements]

•	Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx XXxxx xxXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxXXXxxx xxx xxx Xxxx xxx xxx xxx xxx

•
Xxxx xxx xxx Xxxx xxx xxx xxx xxx Xxxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xXxxx xxx xxXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx xxx xXxxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xXxxx xxx xXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx x

•
Xxxx xxx xxXxxx xxx xxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxXxxx xxx xxx XXXxxXXXxXxxx xxx xXxxx xxx xxXxxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxxx xxx xXxxx xxx xxx xXxxx xxx xxx XXXxXxxx xxx xxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xxx xxx xXXXxxx xxXxxx xxx xxx xxx xxx xxx xXXxXxxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx x

•
Xxxx xxx Xxxx xxx xxx xxx xxx xxXxxx Xxxx xxx xxx xxx xXxxx xxx xXxxx xxx xxx xxx XXXxXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXXXxXxxx xxx xxx xxx xxx Xxxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx xxx

•	Xxxx xxx Xxxx xxx xxx xxx xxx xxXxxx xxx Xxxx xxx xxXxxx xxx xxx xxx xxXXXxXxxx xxx xxx xXxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxXXXxXxxx xxx xxx xxXxxx xxx xxx xxx xxx x

•
Xxxx xxx xxx Xxxx xxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx Xxxx xxx xXxxx xxx xxXxxx xxx xxx xXxxx xxXxxx xxXxxx xxx xxXxxx xxXxxx xxx xxXxxx xxx xxx xxXxxx xxx xxx xxx xxx

•	XXxXxxx xxx xxx Xxxx Xxxx xxXxxx xxx xxXxxx xxx xxx xxXXXXxxx xXxxx xxx xxx Xxxx xxx xXxxx xxx xxx xxx xxx xxx xxXxxx xxx xxx xxx xxx

[third party license agreements]

(C)	Non-Exclusive Licenses

•	See non-exclusive licenses listed in Section 5.18(a), which information is incorporated herein by reference.

Section 5.14(i)(I)

Intellectual Property – Source Code; Licensed or Disclosed

1.	None.

Section 5.14(i)(II)

Intellectual Property – Certain Software Matters

1.	None.

Section 5.15(a)

Assets; Operation of the Analytical Technologies Business

1.	Those patents that are jointly owned by the IP Owners and a third party, as expressly indicated in Section 5.14(a)(i)(A)(x), which information is incorporated herein by reference.

Section 5.15(b)

Assets; Operation of the Analytical Technologies Business

1.
The Analytical Technologies Business uses the tax, legal and benefits personnel provided at the Parent level and will not have access to such departments post-closing (except to the extent provided pursuant to the Transition Services Agreement).

2.
IT and other Assets such as modems, computers, calculators, monitors, keyboards, printers, chairs , desks and other furniture, office supplies that are in use at non-AT sites, such as home offices, related equipment, fixtures, personal property including without limitation all such items at Parent headquarters and JV partner offices will not transfer to the buyer at time of close which, in the case of each foregoing item, is individually immaterial.

3.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx [trademark information]

Section 5.16(a)

Labor Matters — Collective Bargaining Agreements

1.	None, but employees in Brazil, Belgium and Spain are covered by national government mandated industry and sector conditions.

Section 5.16(e)

Labor Matters – Business Employees Inactive Status

1.	All items listed in Appendix C, which information is incorporated herein by reference.

2.	The following employees:

Section 5.16(e) - Inactive Employees

Assignment Number	Employment Status (Active/Inactive)	Reason for Absence	Last Day Worked	Expected Date of Return
xxxxxxx	Inactive	Maternity	7-Jul-09	7-Jul-10
xxxxxxx	Inactive	Maternity	22-Aug-09	Unknown
xxxxxxx	Inactive	Maternity	3-Apr-09	3-Apr-10
xxxxxxx	Inactive	Short-term disability	1-Jun-09	Unknown
xxxxxxx	Inactive	Maternity	24-Apr-09	24-Apr-10
xxxxxxx	Inactive	Maternity	24-Apr-09	24-Apr-10
xxxxxxx	Inactive	Maternity	6-May-09	2-Sep-09
xxxxxxx	Inactive	Maternity	7-May-09	22-Sep-09
xxxxxxx	Inactive	Personal Leave	10-Jul-09	2-Nov-09
xxxxxxx	Inactive	Maternity	8-Jun-09	8-Jun-10
xxxxxxx	Inactive	Maternity	17-Jul-09	16-Nov-09
xxxxxxx	Inactive	Maternity	5-Jun-09	5-Jun-10
xxxxxxx	Inactive	Long-term disability	5-Jul-05	Not Returning
xxxxxxx	Inactive	Parental	14-Aug-09	31-Aug-09
xxxxxxx	Inactive	Long-term disability	18-May-09	Unknown
xxxxxxx	Inactive	Maternity	10-Jun-09	7-Sep-09

Section 5.16(f)

Labor Matters — Other Compensation, Benefits or Contingent Rights

1.	Item 8 listed in Section 5.11(a), which information is incorporated herein by reference.

2.	All items listed in Section 5.11(d), which information is incorporated herein by reference.

3.	Item 4(ii) in Section 5.11(a), which information is incorporated herein by reference.

Section 5.16(g)

Labor Matters – Employment Claims

1.	Items A2, A3 and B2 listed in Section 5.9, which information is incorporated herein by reference.

2.	All items in Schedule 5.11(f), which information is incorporated herein by reference.

3.	Item 2 in Section 1.1(12), which information is incorporated herein by reference.

Section 5.18 (a)

Material Contracts

1.	MDS Analytical Technologies (US) Inc. Agreements

(a)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(b)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(c)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(d)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(e)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(f)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(g)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(h)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(i)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(j)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(k)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(l)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(m)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(n)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

[third party contracts and licenses]

(o)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(p)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(q)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(r)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(s)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(t)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(u)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(v)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(w)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(x)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(y)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

[third party contracts and licenses]

2.	MDS Analytical Technologies Business Agreements

(a)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(b)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

3.	Applied Biosystems/MDS Analytical Technologies Instruments Joint Venture Agreements

(a)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(a)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(b)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(c)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(d)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(e)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(f)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(g)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(h)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(i)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(j)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(k)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(l)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

(m)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

4.	Agreement related to ICP-MS

(a)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

5.	MDS Inc. Agreements

(a)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(b)	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

Section 5.19

Insurance Policies

1.	The following Insurance Policies:

FY09 Schedule of Insurance Policies
Amounts in US Dollars

Policy	Policy Type	Insurer	Policy Limits		Deductible

Property*	Property and Business Interruption	xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx

Primary General Liability *		xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx
Umbrella Policy	Umbrella/Excess General Liability	xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx
Primary Product Liability *		xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx

Umbrella	Umbrella Liability Coverage	xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx
1st Excess - (2 policies)	Excess Liability Coverage	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
2nd Excess	Excess Liability Coverage	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
3rd Excess (Quota Share)	Excess Liability Coverage	xxx xxx xxx xxx xxx xxx	$	xxx	xxx

Canadian Auto	Automobbilie Liability and Property Damage	xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx
US Auto	Automobbilie Liability and Property Damage	xxx xxx xxx xxx xxx xxx	$	xxx	$	xxx

US Workers' Compensation	Statutory US Workers Compensation	xxx xxx xxx xxx xxx xxx	xxx		xxx

Open Marine Cargo	Insurers products being transported	xxx xxx xxx xxx xxx xxx	$	xxx	xxx

Primary - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
1st Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
2nd Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
3rd Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
4th Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
5th Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
6th Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
7th Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
8th Excess - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx
Side A DIC - D&O	Directors' and Officers' Liability	xxx xxx xxx xxx xxx xxx	$	xxx	xxx

Crime	Management Liability	xxx xxx xxx xxx xxx xxx	$	xxx	$ xxx
Employment Practices Liability	Management Liability	xxx xxx xxx xxx xxx xxx	$	xxx	$ xxx
Fiduciary Liability	Management Liability	xxx xxx xxx xxx xxx xxx	$	xxx	$ xxx
Contingent Protective	Management Liability	xxx xxx xxx xxx xxx xxx	$	xxx	$ xxx

Local Property Policies	Blanket European policy, Chile, China, Japan, Singapore
Local Liability Policies	Germany, UK, China, Japan, Singapore

Certain minor insurance policies may be purchased by local management outside of the MDS insurance program.

*As an extension of global insurance coverage and to meet certain tax and regulatory requirements, local policies are in place in various foreign jurisdictions. As these policies integrate into the global coverage, certain policies may not be maintained on a stand-alone basis. Limits and deductibles generally integrate into global policies.

Section 5.20(a)

Significant Customers and Suppliers

1.	Twenty (20) Largest Customers:

xxx xxx xxx xxx xxx xxx xx
xxx xx
xxx xxx
xxx xxx xx
xxx
xxx xxx
xxx xxx
xxx xxx xxx xxx xxx
xxx xxx xxx xxx [names of customers]
xxx xx
xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xxx x
xxx xxx xxx
xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xx
xxx
xxx xxx x
xxx xxx xxx xxx xxx x
xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

2.	Twenty (20) Significant Suppliers:

(a)	MDS Analytical Technologies (Concord and Singapore)

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx
xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx xx [names of suppliers]
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx xxx [names of suppliers]
xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx

(b)	MDS Analytical Technologies (US) Inc. (Sunnyvale and Shanghai)

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx xxx xx
xxx xxx xxx xxx x
xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx x
xxx xxx xxx xxx xxx xxx xxx xxx xxx x [names of suppliers]
xxx xxx xxx xxx x
xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xxx X
xxx xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xxx xxx x
xxx X
xxx xxx xxx xxx xxx xxx xxx
xxx xxx xxx xxx xxx xx

Section 5.22(a)

Affiliate Transaction; Absence of Claims

1.
The Company has two Joint Venture arrangements, including service agreements. Both Joint Ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, are included in the Company’s MDS Analytical Technologies segment. Under the terms of these Joint Ventures, the Company provides manufacturing, research and development and administrative support for the Joint Venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, are billed to the Joint Ventures at cost and recorded as revenue. The Company does not recognize any profits from the sales to the Joint Ventures as the amounts are billed without any markups. The Joint Ventures realize net income when the products are sold to a third party customer. The Company records its share of realized profits from the Joint Ventures as equity earnings. The Company does not record income until it is realized by the Joint Ventures.

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx [accounting information]

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

		Three months ended July 31				Nine months ended July 31
		2009		2008		2009		2008
Net revenues	$	xx	$	xx	$	xxx	$	xxx
Gross profit	$	xx	$	xx	$	xx	$	xxx
Net earnings	$	xx	$	xx	$	xx	$	xx
[financial information]

EXHIBIT 5.22(a)(2)

[Redacted] [financial information]

Section 5.22(b)

Affiliate Transaction; Absence of Claims – Excluded Categories of Affiliate Transactions

1.	Item 3 in Section 5.16(g), which information is incorporated herein by reference.

Section 7.1(b)

Information and Documents – Financial Statements and Sales Reports

1.	See Exhibits 7.1(b)(i) through (viii), which information is incorporated herein by reference.

EXHIBIT 7.1(b)

[Redacted] [financial information]

EXHIBIT 7.1(b)(i)

[Redacted] [financial information]

EXHIBIT 7.1(b)(ii)

[Redacted] [financial information]

EXHIBIT 7.1(b)(iii)

[Redacted] [financial information]

EXHIBIT 7.1(b)(iv)

[Redacted] [financial information]

EXHIBIT 7.1(b)(v)

[Redacted] [financial information]

EXHIBIT 7.1(b)(vi)

[Redacted] [financial information]

EXHIBIT 7.1(b)(vii)

[Redacted] [financial information]

EXHIBIT 7.1(b)(viii)

[Redacted] [financial information]

Section 7.2

Conduct of Business

1.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

2.
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x xx

[employee information]

EXHIBIT 7.2(2)

[Redacted] [employee information]

Section 7.2(b)(iii)

Conduct of Business – Distributions

1.
Each of the AB Joint Venture and the PE Joint Venture distributes its net income to its partners on a monthly basis in accordance with the AB Joint Venture Agreement or the PE Joint Venture Agreement, as applicable, in ordinary course of business consistent with past practice.

Section 7.2(b)(xviii)

Conduct of Business – Contracts to Enter Into

1.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

2.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

3.	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x

[third party contracts under negotiation]

Section 7.2(b)(xix)

Conduct of Business – Waiver of Action

1.	None.

Section 7.2(b)(xx)

Conduct of Business – New Line of Business

1.	None.

Section 7.2(b)(xxiii)

Conduct of Business – Revalue Assets

1.	None.

Section 7.5(c)

Employees and Employee Benefits

1.	Item 4(ii) listed in Section 5.11(a), which information is incorporated herein by reference.

2.	Item 8 listed in Section 5.11(a), which information is incorporated herein by reference.

Section 7.5(e)

Employees and Employee Benefits

1.
All Benefit Plans listed in Section 5.11(a) other than those listed in item 3 of Section 5.11(a), which information is incorporated herein by reference.  For purposes of this Agreement, all employment and consulting agreements to which the sole parties are an Analytical Technologies Company and an individual or consultant shall be treated as be AT Benefit Plans.

2.	Item 4(ii) listed in Section 5.11(a), which information is incorporated herein by reference.

3.	Each of the following agreements related to MDS Analytical Technologies Business. US location in Sunnyvale, California:

(a)	MDS Analytical Technologies (US), Inc. Letter Agreement with XxxXxxxxx

(b)	MDS Analytical Technologies (US), Inc. Letter Agreement with XxxXxxxXxxxx

(c)	MDS Analytical Technologies (US), Inc. Letter Agreement with XxxXxxxxx

(d)	MDS Analytical Technologies (US), Inc. Letter Agreement with XxxXxxxxxx

(e)	MDS Analytical Technologies (US), Inc. Letter Agreement with XxxXxxxxxxx

4.	Relocation contracts related to the following affected employees:

(a)	XxxxxXxxxxxxx

(b)	XxxxxXxxxxxx

(c)	XxxxXxxxxx [employee names]

(d)	XxxxxXxxxXxxxx

(e)	XxxxxxxxXxxxx

5.	Relocation contracts related to the following designated employees:

(a)	XxxxxXxxxxx

(b)	XxxxxXxxxxxx

(c)	XxxxxxXxxxxxxxx

(d)	XxxxxxXxxxxxxxxxxxxxxx

(e)	XxxxxxxXxxxxxx

(f)	XxxxxXx

Section 7.5(f)

Employees and Employee Benefits – Severance, termination or end-of-service costs or payments to the Designated Employees

1.	Items 6, 7, and 9 listed in Section 5.11(a) and all items listed in Section 5.11(d), which information is incorporated herein by reference.

2.	Restricted Share Units and Performance Share Units and Deferred Share Units granted to executives pursuant to the Equity Incentive Plan.

“Performance Share Units” are unfunded, unsecured contractual rights granted under an Award Agreement to a Participant that are reflected in a book account maintained by the Company during the Performance Period and which are settled into Shares of Common Stock, or by way of a cash payment, to the extent, in the manner, and at the times and in the circumstances provided for in the applicable Award Agreement and this Plan.

“Restricted Share Units” are unfunded, unsecured contractual rights granted under an Award Agreement to a Participant that are reflected in a book account maintained by the Company and which are settled into Shares of Common Stock, or by way of a cash payment, to the extent in the manner, and at the times and in the circumstances provided for in the applicable Award Agreement and this Plan.

“DSU” means a deferred share unit which is an unfunded, unsecured contractual right granted under an Award Agreement to a Participant that is reflected in a book account maintained by the Company and which is settled by way of a cash payment, to the extent, in the manner, and at the times and in the circumstances provided for in the applicable Award Agreement and this Plan.  DSUs are paid out at termination, regardless of the termination circumstances (resignation, termination, retirement) at the share price in effect at that time.

The above information can be found in the Equity Incentive Plan (MTIP) document (section 6.5) which is located in the data room under “Stock Based Programs” section 4.4.2.5

Section 7.5(m)(i)

Employees and Employee Benefits

1.	See Exhibit 7.5(m)(i), which information is incorporated herein by reference.

EXHIBIT 7.5(m)(i)

[Redacted] [employee information]

Section 7.5(m)(ii)

Employees and Employee Benefits

1.	The following formulas:

MDS Inc. - Severance Formula Matrix – Canada January 2005

Level+Age+Service = Total Weeks

Job Level	Weeks for Level	Age Groups	Weeks for Age	Years of Service	Weeks for Service
Administrative/Clerical/Technical (Finance, HR, Final Test, BIS, Corp)	xx	0-34	xx	0 - 1	xx
Team Leader/Manager/or Professional (Engineers, Scientists, Buyers)	x	35-37	x	2	x
		38-40	x	3	x
		41-45	xx	4	x
		46-49	xx	5	x
		50-55	xx	6	xx
				7	xx
				8	xx
				9	xx
		56-60	xx	9.5	xx
				10	xx
				11	xx
				12	xx
				13	xx
				14	xx
				14.5	xx
				15	xx
		>60	xx	16	xx
				17	xx
				18	xx
				19	xx
				20	xx
				21	xx
				22	xx
				23	xx
				24	xx
				25	xx
				26	xx
				27	xx
				28	xx
				29	xx
				30	xx
				>30	xx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

MDS Inc. – Severance Formula Matrix – US – April 24, 2007

Severance
Service- Years	Employee	Supervisor/Manager
x	xxxxx	xxxxx
x	x	x
x	x	xx
x	x	xx
x	xxx	xxxx
x	xx	xx
x	xxxx	xxxx
x	xx	xx
x	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxxx
xx	xxxx	xxx xxx
xx	xxx xxx xx	xxx xxx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx
•	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
•	xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x
•

Section 7.9(a)

Intercompany Accounts and Arrangements

1.	None.

Section 7.13(a)(i)

Pending Litigation; Litigation Support – Analytical Technologies Actions

1.	All items listed in Section 5.9 (other than items 6 and 7 thereof) of this Disclosure Schedule are incorporated herein by reference.

Section 7.13(a)(ii)

Pending Litigation; Litigation Support – Parent Actions

1.	None.

Section 7.19(c)(i)

Shared Contracts – No Benefit Post-Closing

1.	The following contracts:

Contract Supplier Number Tracking Purposes See Corp SCM for Details	Business Entity (Executed under)	Functional Group	Department	Supply Category	Supplier Providing	LICENSE or Services or Maintenance Support or LEASE
xxx xxx xxx xxx xxx xx	Corp	finance	insurance	Insurance broker	broker
xxx xxx xxx xxx x xxx xxx xxx xxx xxx	Corp	HR	recruiting	Services		Services
xxx xxx xxx xxx xxx x xxx	Corp	HR	recruiting	services		Services
xxx xxx xx		IT			digital and wireless services	Services
xxx xxx xxx xxx xxx	Corp	IT	Infrastructure	SW	licensing and support	License
xxx xxx xx xxx xxx xxx xxx x xxx xxx x		IT				Services
xxx xxx xxx xxx xxx xx	Corp	HR				Services
xxx xxx xxx xxx xxx xxx x	Corp	IT/HR/FIN	Consulting	Services	consulting services	Services
xxx xxx xxx x	Corp	IT	App Support	software	SW Support	License
xxx xxx xxx xxx xxx xx xxx xxx		IT			technology	Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx		IT	App Support	sw		Services
xxx xxx xxx xxx xxx xx xxx xxx x	pharma	IT				Services
xxx xxx xx xxx xxx xxx xxx xx		IT			technology	Services
xxx xxx xxx xxx xxx xxx x		multi				Services
xxx xxx xxx x	Corp	HR				Services

xxx xxx xxx xxx	Corp	finance	insurance	Services	broker
xxx xxx xxx xxx xxx x xxx xx	Corp	finance	sox	Services
xxx xxx xxx		IT		reseller
xxx xxx xxx xxx xxx xxx x		finance		tax consulting
xxx xxx xxx xxx xx	Corp	HR				Services
xxx xxx xxx xxx xxx xxx x xxx xxx		finance			tax services
xxx xxx xxx xxx xxx	Corp	HR				Services
xxx xxx xxx xxx xxx xxx		finance
xxx xxx xxx xxx xxx xxx x xxx x		IT			IT Services	Services
xxx xxx xxx xx	Corp	HR				Services
xxx xxx xxx xxx xxx xxx x xxx xxx xxx [third party supplier]		IT			Document Services	Services

Section 7.19(c)(ii)

Shared Contracts – Not Assets

1.	The following contracts:

Contract Supplier Number Tracking Purposes See Corp SCM for Details	Business Entity (Executed under)	Functional Group	Department	Supply Category	Supplier Providing	Anticipated End Date of Contract	Break Fees	LICENSE or Services or Maintenance Support or LEASE
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	IT	App Support	Tax software	outsourcing part of CBS	xxx xxx xxx xxx x		Services
xxx xxx xxx xxx x	Corp	HR	payroll	Payroll administrator	HR Data Processing	xxx xxx xxx xxx x		Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx	Corp.	SCM		Services	Flights

xxx xxx xxx xxx xx	Corp	SCM		Corp. Credit Cards	Cards	xxx xxx xxx		Services
xxx xxx xxx xxx xx	Corp	HR	recruiting	Recruiting software	software licensing	xxx xxx xxx		License
xxx xxx xxx xxx xx	Corp	SCM		Services	Car Rental	xxx xxx xxx
xxx xxx xxx xxx xx	Corp.	SCM		P – card		xxx xxx xxx xxx x

xxx xxx xxx xxx xx	Corp	SCM		Travel agent		xxx xxx xxx

xxx xxx xxx xxx xx	USA	HR		US benefits	administrative services			Services
xxx xxx xxx xxx xx		IT		Internet connection	telecomm
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx		finance		Consulting	audit & tax services
xxx xxx xxx xxx xx		finance		Consulting
xxx xxx xxx xxx x		HR		Drug plan
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x	Corp	IT	Data	WAN	telecommunications			Services

xxx xxx xxx xxx x	Corp	SCM		Services	Shipping of goods and materials	xxx xxx xxx xxx x
xxx xxx xxx xxx x	Nordion	Facilities		Services	Security Guards
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	IT	Infrastructure	Services	telecomm	xxx xxx xxx xxx x xxx xxx xxx xxx x		Services
XXXxXxxx xxx Xxxx xxx xxx XXXxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx		IT		Finance agreement	hw leasing	xxx xxx xxx xxx xx xxx xxx xxx xxx xxx xx	Xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXxxx xxx xxx	Lease

[name of third party supplier]	[expiry date] [break fees]

xxx xxx xxx xxx xx	Corp	IT/HR	records	Media storage		xxx xxx xxx	Services
xxx xxx xxx xxx xx	Corp	HR		Temp		xxx xxx xxx xxx xx xxx xx	Services
xxx xxx xxx xxx xx		finance	internal audit	Services	consulting services
xxx xxx xxx xxx xx	Corp	HR		Software	On-line learning		Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	IT	Infrastructure	Desktop provider	purchasing	xxx xxx xxx	Lease

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	IT	Infrastructure			xxx xxx x

xxx xxx xxx xxx xx	Corp	SCM		Services	Hotel	xxx xxx xxx
xxx xxx xxx xxx xx	Corp	HR		Mobility services			Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	SCM		Service	Translation Services	xxx xxx xxx

xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx x		HR		Benefits administrator	IT/HR Services	xxx xxx xxx xxx x	HR
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	HR					Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx		IT/HR		Employee evaluation	IT/HR Services		Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx	Corp	HR			HR Services	xxx xxx xxx	Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx		IT			telecommunications	xxx xxx xxx xxx xx xxx xx	Services
xxx xxx xxx xxx xx	Corp	IT	App Support	software	sales-license mtce and support		Services
xxx xxx xxx xxx xx	Corp	HR					Services
xxx xxx xxx xxx xx	Corp	SCM		Services	Office Supplies US
xxx xxx xxx xxx xx	Corp	HR					Services
xxx xxx xxx xxx xx	Pharma	Facilities		Services	Security Guards
xxx xxx xxx xxx xx	Corp	HR		Services
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx		IT			IT		License

[name of third party supplier]	[expiry date] [break fees]

Section 7.19(c)(iii)

Separate Shared Contracts

1.	The following Analytical Technologies IT Assets:

CATEGORY	APPLICATION	ASSET NAME	LOCATION	Function or Business Process Supported	Physical Server OR Virtual Server	Break Cost

Application	XXX XXX XXX XXX XXX XXX XXX XXX XXX XXX	xxx xxx xxx xxx xxx xxx xxx xxx xxxx	Xxxxxxxxx	Personal Computing	NA
Application	xxxxxxxxxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xxx x	Xxxxxxxxx	Legacy ERP	Physical
Application	xxxxxxxxxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xxx x	Xxxxxxxxx	Legacy ERP	Physical
Application	xxxxxxxxxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xxx x	Xxxxxxxxx	Legacy ERP	Physical
Application	xxxxxxxxxx	xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xxx x	Xxxxxxxxx	Legacy ERP	Physical
Application	xxxxxxxxxx		XxxxXXxXxx	MDS ERP licenses
Application	xxxxxxxxxxxxxx xxxxxxx		XxxxXXxXxx	Database licenses
Application	xxxxxxxxxxxxxxxxx		Xxxxxxxxx	License assignment and maintenance going forward
Application	xxxxxxxxxxxxxxxxx		Xxxxxxxxx	Licenense assignment and mtce going forward
Application	xxxxxxxxxxx xxxxxxx		Xxxxxxxxx	License assignment and mtce going forward
Application	xxxxxxxxxxxxxx xxxxxxxxxxxxx xxxxxxxxxx xxxxxxxxxxxxxxxx		Xxxxxxxxx	License assignment and mtce going forward (as applicable)
Infrastructure	Xxxxxxxxx			IT licensing and support		xXxxxxXxxXxxxxxxxxx
Infrastructure	Xxxxxxxxxxxxxxx		Xxxxxxxxx	Lease cost (or buyout cost) for existing desktop infrastructure		XxxxxxxxxxxxxxxxxxxxxxxXxxxxxxxxxxXXxxxxxxxxxxx
Infrastructure	Xxxxxxxxxxxxxxxx		Xxxxxxx	Lease cost (or buyout cost) for existing desktop infrastructure		xxxxXxxxxxxxxxxxxxxxxx
Network	xxxxxx		XxxxXxxxx			XxxxxxxxxxxxxxxxxXxXXXxxxxxxxxxxxXxxxxxxxxx
Business Process Improvement	Xxxxxxxxx		xXxxxxxxx	Team Track Software for Lean Sigma
Business Process Improvement	xxxxxxx		Xxxxxxx	Lean Sigma statistical analysis software
Services	xxxxxxxxxx			voice and data support
Services	xxxxxxx xxxxxxxxxxxxxx xxxx			IT
Application support	xxxxxxxxx			SW support
License	xxxxxxxxxxxxxxxx xxxx			IT

[application] [asset name][locations]	[break cost]

* Upon separation of such Contracts, Buyer and the Designated Buyers shall receive such number of Oracle licenses that is equal to the number of Affected Employees who are users of such licenses at the time of the Closing. Buyer shall incur no charge for the Oracle licenses for the period that the parties agreed.

Section 7.23

Non-Competition

1.
Section 7.23 of the Agreement shall not preclude Sellers or their Subsidiaries from engaging and continuing to engage in the Excluded Businesses as conducted as of the date hereof or as they are planned to be conducted based on disclosures in the Form 40-F or on pages 17, 30 through 37 and 46 through 52 of the management presentation regarding Parent presented to DHR in March 2009.

Section 7.28(b)

Certain Restructuring Transactions and Migration Activities

1.	Offers of Employment/Amendment of Employment Contracts.

(a)
Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(i)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxx

(ii)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxx

(iii)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxx

(iv)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

(v)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxXXXxxxxxxxxxxxx

(vi)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxx

(vii)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxxxxx

(viii)	xxxxXxxxxxxxxxxXxxxxxxxxxxxxxxxxxxxxxx

(ix)	xxx xXx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(x)	xxx xXx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(xi)	xxx xXx xxx xxx xxx Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xx

(xii)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(xiii)	xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxX xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(b)
Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xXx xxx xxx xxx xxx xxx xxx XXX xxx xxx xxx xxx xxx xxx xxx xxx xxx Xxx xxx xxx xxX xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx[Parent obligations]

2.	Retirement Plans (US and Canada).

(a)
Between the date of the Agreement and the Closing Date, MDS Analytical Technologies (US) Inc. will support and assist the distribution of Buyer plan enrollment materials and give DHR and its Affiliates access to employees in order to conduct employee presentations.

(b)	U.S.

(i)
Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

(c)	Canada

(i)
Xxx xxxx xxxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx   [Parent obligations]

3.	Health Plans (US and Canada).

(a)
Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx

(b)
Between the date of the Agreement and the Closing Date, Parent (through MDS Analytical Technologies (US) Inc.) will give DHR and its Affiliates reasonable access to employees in order to conduct employee presentations on Danaher’s and its Affiliates’ benefit programs.

(c)
xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx  Parent and/or its Subsidiaries will assist DHR in arranging meetings and in the distribution of materials prepared by Danaher (and its Affiliates) or its benefit providers

(i)
Xxx xxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx [parent obligations]

4.	Payroll (US).

(a)	Promptly after the date of the Agreement, DHR shall have a third party provider file for DHR legal entities and FEINs as set forth in its tax department spreadsheet.

(b)
Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxX xxx xxx xxx xXx xxx xxx xxx xxx xxx xxx XXX xxX Xxx xxx xx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxX XXx xxx xxx xXx xxx xxx xxx xxX xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxX xxx xxx xxX xxx xxx xxx x [parent obligations]

(c)	Xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxX xxx xxx xxx xXx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxX XXX XXx xxx xxx xxx xxx xxx xxx

5.	Payroll (outside of the US).

(a)	Promptly after the date of the Agreement, DHR will have a third party provider file for DHR legal entities and FEINs in all countries as set forth in the its tax department spreadsheet.

(b)
Within seven (7) days of the date of the Agreement, Parent and/or its Subsidiaries will contact its current payroll providers in each country and link them with DHR and its Affiliates for the purpose of establishing contracts for DHR and its Affiliates.

(c)
Xxxxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx [parent obligations]

6.	MyDanaher Record Creation/Support and Assist (Worldwide Associates).

(a)
Xxxxxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xxx xx

[Parent obligations]

7.
Prior to the Closing, Sellers shall, and shall cause their Subsidiaries and Affiliates to, take any and all necessary actions to sell, contribute, distribute or otherwise transfer all Equity Interests owned or held by such Person in the entities listed below such that immediately prior to the Closing neither MDS Analytical Technologies (US) Inc. nor any other Analytical Technologies Company owns or holds any Equity Interest in any of the entities listed below:

(a)
Molecular Devices International Inc. (provided, however, that prior to consummating any of the foregoing transactions, Sellers shall, and shall cause their Subsidiaries and Affiliates to, take any and all necessary actions to cause Molecular Devices International Inc. to contribute or otherwise transfer its Equity Interests in MDS Analytical Technologies Instrumentação Científica do Brasil Ltda. to an Analytical Technologies Company reasonably approved by Buyer);

(b)	Astros Acquisition Sub II LLC;

(c)	MDS Analytical Technologies Pty Limited;

(d)	Cytion S.A.;

(e)	LJL Biosystems Ltd; and

(f)	Molecular Devices India Private Limited.

Section 11.15

Knowledge

With respect to each of the individuals listed below, "knowledge" means either the actual knowledge in such individuals possession or, as provided in Section 11.15 of the Agreement, knowledge with respect to their area of responsibility or oversight.

1.	MDS Analytical Technologies:

XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx

Molecular Devices Business
XxxxxXxxxxx XxxxxXxxxxx [employee names]
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx

2.	MDS:

XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx
XxxxxXxxxxx XxxxxXxxxxx

Appendix A

Direct Employees

1.	See Appendix, which information is incorporated herein by reference.

Appendix A

[Redacted] [employee information]

Appendix B

Shared Employees

1.	See Appendix, which information is incorporated herein by reference.

Appendix B

[Redacted] [employee information]

Appendix C

Labor Matters – Business Employees

1.	See Appendix, which information is incorporated herein by reference.

Appendix C

[Redacted] [employee information]